

02050205

1- 14930

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**FORM 6-K**
**REPORT OF FOREIGN ISSUER**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
at 5 August 2002

*P.E.*
*8/5/02*

**HSBC Holdings plc**

8 Canada Square, London E14 5HQ, United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F____X____                    Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is
also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes    _____                    No    ___X___

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g 3-2(b) 82 - _____



# HSBC Holdings plc

*Interim Report*

The world's local bank

HSBC



# Table of Contents

This document comprises the *Interim Report 2002* to shareholders and is being filed on Form 6-K with the US Securities and Exchange Commission ('SEC'), for HSBC Holdings plc and its subsidiary and associated undertakings. This Form 6-K is incorporated by reference into Form F-3 filed on 28 June 2002 registration number 333-92024.

HSBC HOLDINGS PLC
*Incorporated in England with limited liability. Registered in England: number 617987*

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Published by HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by St Ives Westerham Press, Edenbridge, United Kingdom, on environmentally friendly paper manufactured from totally chlorine-free pulp and recycled fibres.

Stock number 22061-0

000003

# Financial Highlights

HSBC prepares its financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). It uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Following its listing on the New York Stock Exchange, HSBC also reconciles certain financial information to US Generally Accepted Accounting Principles ('US GAAP') which differ in certain respects from UK GAAP as explained on page 74. HSBC judges its own performance by comparing cash returns on cash invested. Cash basis items are derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions.

|  | Half-year to 30 June 2002 | Half-year to 30 June 2001¶ | Half-year to 31 December 2001¶ |
|---|---|---|---|
|  | US$m | US$m | US$m |
| **For the period (cash basis)** | | | |
| Operating profit before provisions | 5,957 | 5,652 | 5,631 |
| Profit on ordinary activities before tax | 5,458 | 5,840 | 2,967 |
| Profit attributable to shareholders | 3,681 | 3,945 | 1,854 |
| **For the period (as reported)** | | | |
| Operating profit before provisions | 5,561 | 5,251 | 5,233 |
| Profit on ordinary activities before tax | 5,057 | 5,435 | 2,565 |
| Profit attributable to shareholders | 3,280 | 3,540 | 1,452 |
| Dividends | (1,929) | (1,764) | (2,703) |
| **At period-end** | | | |
| Shareholders' funds | 51,178 | 46,728 | 46,388 |
| Capital resources | 55,440 | 52,732 | 50,854 |
| Customer accounts and deposits by banks | 532,233 | 506,141 | 503,631 |
| Total assets | 746,335 | 692,191 | 696,245 |
| Risk-weighted assets | 410,986 | 386,054 | 391,478 |
|  | US$ | US$ | US$ |
| **Per share** | | | |
| Cash earnings | 0.40 | 0.43 | 0.20 |
| Basic earnings | 0.35 | 0.38 | 0.16 |
| Diluted earnings | 0.35 | 0.38 | 0.16 |
| Dividend | 0.205 | 0.19 | 0.29 |
| Net asset value at period end | 5.42 | 5.01 | 4.96 |
|  | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
| **Share information** | | | |
| US$0.50 ordinary shares in issue (million) | 9,450 | 9,333 | 9,355 |
| Market capitalisation | US$109b | US$110b | US$109b |
| Closing market price per share | £7.55 | £8.43 | £8.06 |

|  | HSBC | Benchmark |
|---|---|---|
| Total shareholder return to 30 June 2002* | | |
| – over 1 year | 94 | 84 |
| – since 1 January 1999† | 167 | 115 |

\*   Total shareholder return ('TSR') is as defined on page 146 of the Annual Report and Accounts 2001.

†   HSBC's governing objective is to beat the TSR of its defined peer group benchmark, with a minimum objective to achieve double TSR over a five-year period beginning on 1 January 1999.

¶   Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

HSBC HOLDINGS PLC

## Financial Highlights (continued)

| | Half-year to 30 June 2002 | Half-year to 30 June 2001¶ | Half-year to 31 December 2001¶ |
|---|---|---|---|
| **Performance ratios (annualised)** | % | % | % |
| **On a cash basis** | | | |
| Return on invested capital† | 13.8 | 15.2 | 7.2 |
| Return on net tangible equity* | 23.3 | 24.9 | 11.0 |
| Post-tax return on average tangible assets | 1.18 | 1.34 | 0.67 |
| Post-tax return on average risk-weighted assets | 2.11 | 2.35 | 1.17 |
| **Reported earnings after goodwill amortisation** | | | |
| Return on average shareholders' funds | 13.7 | 15.1 | 5.9 |
| Post-tax return on average assets | 1.04 | 1.20 | 0.54 |
| Post-tax return on average risk-weighted assets | 1.90 | 2.14 | 0.97 |
| **Efficiency and revenue mix ratios** | | | |
| Cost:income ratio (excluding goodwill amortisation) | 54.5 | 55.8 | 57.0 |
| As a percentage of total operating income: | | | |
| – net interest income | 57.9 | 56.2 | 57.6 |
| – other operating income | 42.1 | 43.8 | 42.4 |
| – net fees and commissions | 29.4 | 29.4 | 28.3 |
| – dealing profits | 4.9 | 6.8 | 6.2 |
| **Capital ratios** | | | |
| – tier 1 capital | 9.7 | 9.4 | 9.0 |
| – total capital | 13.5 | 13.7 | 13.0 |

### Amounts in accordance with US GAAP

| | US$m | US$m | US$m |
|---|---|---|---|
| **Income statement for the period** | | | |
| Net income available for ordinary shareholders | 1,456 | 3,542 | 1,369 |
| Other comprehensive income | 3,939 | (2,576) | 1,137 |
| Dividend | (2,700) | (2,627) | (1,764) |
| **Balance sheet data at period-end** | | | |
| Total assets | 747,501 | 693,065 | 698,312 |
| Shareholders' equity | 52,304 | 47,315 | 48,444 |

| | US$ | US$ | US$ |
|---|---|---|---|
| **Per ordinary share amounts** | | | |
| Basic earnings | 0.16 | 0.38 | 0.15 |
| Diluted earnings | 0.15 | 0.38 | 0.15 |
| Cash earnings | 0.16 | 0.45 | 0.23 |
| Dividend | 0.290 | 0.285 | 0.191 |
| Net asset value at period end | 5.54 | 5.10 | 5.18 |

* Cash basis attributable profit divided by average shareholders' funds after deduction of average purchased goodwill.
† See page 16 for definition.
¶ Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

## Cautionary Statement Regarding Forward-Looking Statements

This *Interim Report* contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words 'potential', 'value at risk', 'estimated', 'expects', 'anticipates', 'objective', 'intends', 'plans', 'believes', 'estimates', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Written and/or oral forward-looking statements may also be made in the periodic reports to the Securities and Exchange Commission on Form 20-F, Forms 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC's results of operations are described in the 'Financial Review'. A more detailed cautionary statement is given on page 5 of *Annual Report and Accounts 2001*.

## Presentation of Information

HSBC's Financial Statements and Notes thereon, as set out on pages 58 to 81, are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. For a discussion of significant differences between UK GAAP and US GAAP, and a reconciliation to US GAAP of certain amounts, see Note 24 of the 'Notes on the Financial Statements'.

Unless otherwise stated, the numbers presented in this document have been prepared in accordance with UK GAAP.

Prior period comparatives have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on page 62.

## Certain Defined Terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC' means HSBC Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong' or 'Hong Kong SAR'.

Where reference to constant currency is made, comparative data, as expressed in the functional currencies of HSBC's operations, have been translated at the exchange rates applied in the current period in respect of the profit and loss account or balance sheet as appropriate.

# Recent Developments

## Europe

On 7 June 2002, as part of its strategy of growing its retail banking business, CCF agreed to acquire 11 branches from Banque Worms in France. The purchase price will be up to €10 million in cash based on the retained value of the acquired business at the year-end 2002. The acquisition will be funded from CCF's own capital and was completed on 1 July 2002.

On 28 June 2002, Merrill Lynch HSBC ('MLHSBC') became a 100 per cent owned subsidiary of HSBC. MLHSBC was formed as a 50:50 joint venture between HSBC and Merrill Lynch in April 2000 to provide direct investment and banking services primarily over the internet to mass affluent investors outside the United States. The company currently operates in Australia, Canada and the United Kingdom.

MLHSBC has a licence to continue to use Merrill Lynch as part of its name, and for clients still to have access to Merrill Lynch research, for up to two and a half years from 28 June 2002.

HSBC Bank AS of Turkey has reached an agreement in principle with Boyner Holding A.S. to acquire its 100 per cent owned subsidiary, Benkar Tuketici Finansmani ve Kart Hizmetleri A.S ('Benkar'). HSBC proposes to purchase 100 per cent of the share capital in Benkar and its entire operations and assets, including the Advantage product, a combined instalment and loyalty card through which Benkar is a leading provider of consumer finance in Turkey with over one million customer card accounts and a network of 288 member merchants.

## Rest of Asia-Pacific

In March 2002, HSBC Bank Malaysia Berhad acquired ABN AMRO Bank Berhad's retail mortgage portfolio in Malaysia, with a net book value of some RM250 million (US$65.8 million).

In July 2002, HSBC announced it is in discussions which may lead to it acquiring a minority investment in Ping An Insurance Company of China Limited. Ping An Insurance is a major life, property and casualty insurer in the People's Republic of China with over 20 million policyholders and some 21,500 employees.

## North America

HSBC Holdings plc and AEA Investors Inc. ('AEA') have agreed in principle that HSBC will invest up to US$750 million over the next five years in a new US$1 billion plus private equity fund currently being organised by AEA. This new investment enhances HSBC's existing involvement in the private equity sector through entry to the US private equity market. HSBC will be a limited partner in the new AEA funds.

Working with HSBC's Private Banking business, HSBC USA Inc. has employed certain partners and staff of Arthur Andersen LLP's US Private Client Service Practice to join a new HSBC Private Client Services Group in the US serving the wealth and tax advisory needs of high net worth individuals.

## Latin America

In July 2002, HSBC announced it was conducting due diligence on Grupo Financiero Bital ('GF Bital') with a view to considering whether to make an offer to acquire a controlling interest. GF Bital is one of Mexico's largest financial services groups with more than 1,380 branches and almost six million customers, the largest personal customer base in Mexico.

# Legal Proceedings

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

In relation to the 'Princeton Note Matter', as disclosed in Note 44 on the Financial Statements contained in HSBC's *Annual Report and Accounts*

*2001* ('the 2001 Report'), HSBC USA Inc has settled the civil law suits brought by 51 of the 53 Japanese plaintiffs. It has also resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. Further details are set out in Note 22 on the Financial Statements contained in this *Interim Report*.

4

## Distribution of Results

### By geographical region

| | Half-year to 30 June 2002 | | Half-year to 30 June 2001* | | Half-year to 31 December 2001* | |
|---|---|---|---|---|---|---|
| | US$m | % | US$m | % | US$m | % |
| Profit/(loss) before tax – cash basis | | | | | | |
| Europe | 2,179 | 40.0 | 2,377 | 40.7 | 1,805 | 60.9 |
| Hong Kong | 1,900 | 34.8 | 2,055 | 35.2 | 1,828 | 61.6 |
| Rest of Asia-Pacific | 670 | 12.3 | 638 | 10.9 | 458 | 15.4 |
| North America | 652 | 11.9 | 599 | 10.3 | 24 | 0.8 |
| Latin America | 57 | 1.0 | 171 | 2.9 | (1,148) | (38.7) |
| HSBC profit on ordinary activities before tax – cash basis | 5,458 | 100.0 | 5,840 | 100.0 | 2,967 | 100.0 |
| Goodwill amortisation | (401) | | (405) | | (402) | |
| HSBC profit on ordinary activities before tax | 5,057 | | 5,435 | | 2,565 | |
| Tax on profit on ordinary activities | (1,315) | | (1,359) | | (629) | |
| Profit on ordinary activities after tax | 3,742 | | 4,076 | | 1,936 | |
| Minority interests | (462) | | (536) | | (484) | |
| Profit attributable | 3,280 | | 3,540 | | 1,452 | |
| Profit attributable – cash basis | 3,681 | | 3,945 | | 1,854 | |

\* Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

### By line of business

| | Half-year to 30 June 2002 | | Half-year to 30 June 2001 | | Half-year to 31 December 2001 | |
|---|---|---|---|---|---|---|
| | US$m | % | US$m | % | US$m | % |
| Profit/(loss) before tax – cash basis | | | | | | |
| Personal Financial Services | 1,879 | 34.4 | 1,837 | 31.5 | 1,667 | 56.1 |
| Commercial Banking | 1,503 | 27.5 | 1,339 | 22.9 | 1,046 | 35.3 |
| Corporate, Investment Banking and Markets | 1,941 | 35.6 | 2,218 | 38.0 | 1,812 | 61.1 |
| Private Banking | 234 | 4.3 | 192 | 3.3 | 220 | 7.4 |
| Other† | (99) | (1.8) | 254 | 4.3 | (1,778) | (59.9) |
| HSBC profit before tax – cash basis | 5,458 | 100.0 | 5,840 | 100.0 | 2,967 | 100.0 |
| Goodwill amortisation | (401) | | (405) | | (402) | |
| HSBC profit before tax | 5,057 | | 5,435 | | 2,565 | |

† Refer to page 38.

000008

## Group Chairman's Comment

Our performance in the first half of 2002 showed once again the resilience of HSBC in difficult market conditions. Our geographical spread of businesses, together with our financial strength, conservatism and our straightforward character stood us in good stead. Operating profit before provisions grew by 6 per cent to US$5,561million. Reflecting this, the Board has approved a first interim dividend of US$0.205 per share, an increase of 8 per cent over last year's first interim dividend.

The mixed economic signals we referred to when reporting our full year results for 2001 continued throughout the first half of 2002. They provided the backdrop to significant swings in confidence which influenced financial markets during the half year. The unfolding of a number of corporate scandals, particularly in the United States, drove investors to seek capital protection rather than capital growth. In the corporate market, nervousness over continuing access to finance led companies to bolster their financial position, to focus on expenses and to defer investment spending.

In this environment, we concentrated on controlling costs and on extending the range of products we deliver to our core customer base. Compared with the first half of 2001 we added some US$300 million in revenues and held costs flat. Credit costs of US$715 million absorbed 12 per cent of cash basis operating profit before provisions, in line with 2001 (excluding the additional general provision for Argentina), reflecting a broadly stable experience in a difficult credit environment. Disposal gains of US$350 million were some 48 per cent or US$326 million lower than the equivalent period in 2001 which benefited from the sale of our stakes in British Interactive Broadcasting and Modem Terminals Limited. Accordingly, attributable profit for the first half of 2002 on a cash basis of US$3.7 billion was 7 per cent lower than the comparable period in 2001.

Our performance in the first half of 2002 also illustrated the continued development of HSBC in line with our strategy. In particular, there is evidence that the investment of recent years in electronic distribution channels, customer relationship management systems, and in training, is resulting in improved service for our customers and productivity for our shareholders. Furthermore, we are harnessing our international resources and capabilities to serve customer needs. The improved focus on our worldwide customer segments has resulted in stronger revenue generation. There has been progress in our business with all groups of customers.

## Personal Financial Services

With confidence in equity markets eroding, customers have preferred to keep their funds readily available and the combination of higher deposits and shorter maturities improved our margins. At the same time, given the low yield on deposits, sales of unit trusts which offer capital protection were again very strong, particularly in Hong Kong. Economic uncertainty also encouraged sales of insurance products. With interest rates low and equity investment seen as volatile, real property activity boomed driving strong mortgage growth in the UK and the US. In Hong Kong the property market enjoyed a period of relative stability with some modest improvements in activity. Other consumer lending was also strong in the first half of 2002.

Perhaps the most significant long-term trend in our personal financial services business, however, is the increasing use by our customers of automated and electronic access channels for conducting their transactions. The benefits of this trend are evident. On average, internet customers source more products from the Group than non-internet customers. The internet is also contributing to lower operating costs and freeing up staff to handle more complex transactions.

- HSBC grew its deposit base successfully, in particular in the personal sector. In the UK savings balances grew by US$4.9 billion or 23 per cent.

- During the first half of 2002 we sold US$1.9 billion of capital protection products in Hong Kong, an increase of 58 per cent compared with the first half of 2001.

- In mainland China we advanced our preparations for the day when we can offer domestic retail banking services by obtaining licences for all our branches to transact foreign currency business with domestic retail customers.

- On a like for like basis revenues from sales of insurance products in the UK, US and Hong Kong at US$159 million, US$21million and US$123 million respectively were 26, 55 and 27 per cent higher than the levels achieved in the first half of 2001.

- In the UK we generated more than 64,000 mortgages, adding US$6.6 billion to mortgage lending. HSBC Bank plc was again winner of the What Mortgage Award for the best national bank over two, five and 10 years. In the US mortgages grew by US$1.7 billion or 11 per cent. In Hong Kong balances excluding the Government Home Ownership Scheme have grown by 5.6 per cent over the last twelve months. We achieved strong origination in Canada, Singapore, New Zealand, Korea, Taiwan and India.

- By 30 June 2002 we had 3.3 million registered internet users, up 33 per cent from 31 December 2001. In First Direct internet traffic has overtaken telephone traffic as the primary contact. Through our partnership with Yahoo! we were the lead sponsor of the China World Cup website which attracted 16 million visits to HSBC's mini site.

## Commercial Banking

HSBC has perhaps the largest international middle market or small business customer base and this continued to provide opportunities for growth. For the first six months of 2002 the acquisitions of Banque Hervet in France and Demirbank in Turkey made full period contributions for the first time, both meeting our expectations. Trade flows in Asia began to pick up against the second half of last year and, with interest rates remaining low and domestic economies in Asia strengthening, credit costs remained low. In the UK much attention has been directed to the sector as a result of the Competition Commission Review of banking services to small and medium sized businesses.

- Although the conclusions of the Competition Commission Review were disappointing we were pleased that HSBC was ranked top for services provided on business accounts and for relationship management. HSBC UK customers are the most satisfied overall with their bank.

- The necessary actions to implement the pricing adjustments proposed by the Competition Commission are underway and will be in place by the end of this year. The cost to our shareholders is estimated at £80 million in a full year.

- Business internet banking was launched in Hong Kong, the USA and the UK.

## Corporate, Investment Banking and Markets

Our services for Corporate and Institutional Banking clients were integrated in the first half of 2002. Our strategy for this business will ensure a greater focus on client needs and an improved ability to provide tailored financial solutions. Co-operation between all products and geographic areas is being strengthened and the fruits of these efforts are already becoming visible in the results of the business.

- Throughout the first half, equity markets remained difficult and market values declined. As part of our overall strategy, we have reorganised our corporate finance and equities business to provide a strong focus on our customers' requirements. We will continue to ensure that the resources applied to this business are appropriate to client needs.

- In Debt Capital Markets activities, HSBC ranked first in issuance in all currencies for UK and French corporates and all Asian issuers (excluding Japan). In addition, for the fifth consecutive year we achieved the 'Best at Treasury and Risk Management in Asia' Euromoney award for excellence.

- We led the IPO of Autoroutes du Sud de la France, the largest European IPO in the first half of 2002.

- We were privileged to be awarded the mandate to lead the first ever global Islamic bond which was issued on behalf of the Government of Malaysia, and was successfully completed in June.

- In our global custody business we again increased market share in Asia and reinforced our position as the largest UK based custodian.

- We continued to pursue our web-enabling initiatives and are a leading participant in FXall, which provides customers with access to an electronic trading platform offering foreign currency trade execution, access to research, and straight through processing

## Private Banking

Against a background of investment uncertainty, our Private Banking operations performed well, attracting net inflows over the last twelve months of US$14.8 billion and increasing fee and commission income by 6 per cent to US$316 million. We have

## Group Chairman's Comment (continued)

substantially completed the co-ordination of our Private Banking businesses. Now we look forward to growing this business within HSBC.

### Credit Quality

The credit environment was variable during the first half of 2002 as corporate profits fell and unemployment increased. However, our provisioning requirements remained substantially in line with those of 2001 (excluding last year's exceptional charge for Argentina) amounting on an annualised basis to 0.41 per cent of our loan book. 61 per cent of this net charge arose from personal lending, in line with our expectations as we grow this higher margin business. The stability of our bad debt charge reflects the continuing benefit to our customers of historically low interest rates. We also benefited from a relatively modest exposure to the US telecommunications and technology sectors and to US high yield debt. Credit costs in the first half of 2002 remained below what we would regard as the trend level for this part of the economic cycle and therefore we remain cautious.

### Argentina

The situation in Argentina remains of great concern but we do not need at present to revise the provisioning we made at the end of last year. The principal deterioration in the first half of 2002 has been in relation to events we cannot control, such as the impact of judicial orders or 'amparos' allowing certain depositors to circumvent the mandatory pesification rules and recover their historic US dollar deposits at current exchange rates. This has been the major factor contributing to the attributable loss of US$61 million arising in the first half of 2002.

On the positive side we have recovered 25 per cent of personal and corporate credit outstanding at 31 December 2001 and renegotiation of all contractual arrangements is now proceeding. Government approval for the issue of compensation bonds to address the impact of the asymmetrical pesification has now been finalised and the bonds are expected to be issued later this year. We have taken no benefit from these bonds as they are not issued and therefore there is no reliable basis of valuation. We hope that the continuing dialogue with the IMF can be concluded satisfactorily. We cannot discount the risk of further deterioration, however.

### Share Based Payments

Currently, there is considerable debate internationally about the proper accounting for share option plans. HSBC benefits from the use of share option plans to align the interests of employees and shareholders. Our Savings Related Share Option Plan (SRSOP) is the only one of our plans to offer an option over shares at a discount to market prices. This is offered to all our employees (subject to a service condition) and has over 70,000 participants, almost 45 per cent of our employee base. We support moves at the International Accounting Standards Board and from some leading US corporates to reflect the cost of such schemes through earnings. We have been doing so in our US GAAP numbers since 1997 and in Note 24 to this Interim Report we disclose that the expense in the first six months of 2002 was US$127 million, of which US$45 million arose from our SRSOP. HSBC is giving consideration to reflecting this cost in its primary UK financial statements in due course.

### Outlook

Given the events of recent months, our view is that the outlook for the rest of 2002 is more likely to be shaped by sentiment than by economic fundamentals or by policy action although there are signs of recovery in the world economy.

It is unlikely that the decline in personal wealth caused by the fall in the equity markets can be reversed quickly by macroeconomic policy actions. Consumers, who drove a prolonged period of growth and mitigated the effects of the bursting of the technology and telecoms bubble, are becoming more cautious. Without growth in corporate profitability and investment, a stock market rebound is unlikely.

We continue to position HSBC for a subdued environment. We have strengthened our capital position still further. We maintain strong liquidity and we are pursuing a policy of diversification, both geographically and by line of business. We are in a good position to seek out and respond to new opportunities and to create long term value for our shareholders.

# Financial Review

## Summary

| Figures in US$m | Half-year to | | |
|---|---|---|---|
| | 30 June 2002 | 30 June 2001* | 31 December 2001* |
| Net interest income................ | 7,593 | 7,192 | 7,533 |
| Other operating income ......... | 5,510 | 5,609 | 5,554 |
| | | | |
| Total operating income ....... | 13,103 | 12,801 | 13,087 |
| | | | |
| Operating expenses excluding goodwill amortisation ....... | (7,146) | (7,149) | (7,456) |
| Goodwill amortisation........... | (396) | (401) | (398) |
| | | | |
| Operating profit before provisions ......................... | 5,561 | 5,251 | 5,233 |
| | | | |
| Provisions for bad and doubtful debts................... | (715) | (441) | (1,596) |
| Provisions for contingent liabilities and commitments | (3) | (42) | (607) |
| Loss from foreign currency redenomination in Argentina.......................... | (45) | – | (520) |
| Amounts written off fixed asset investments ............. | (139) | (53) | (72) |
| | | | |
| Operating profit................... | 4,659 | 4,715 | 2,438 |
| | | | |
| Share of operating loss in joint ventures ......................... | (23) | (48) | (43) |
| Share of operating profit in associates........................ | 71 | 92 | 72 |
| Gains/(losses) on disposal of: | | | |
| – investments................. | 351 | 667 | 87 |
| – tangible fixed assets..... | (1) | 9 | 11 |
| | | | |
| Profit on ordinary activities before tax......................... | 5,057 | 5,435 | 2,565 |
| | | | |
| Tax on profit on ordinary activities ......................... | (1,315) | (1,359) | (629) |
| | | | |
| Profit on ordinary activities after tax .......................... | 3,742 | 4,076 | 1,936 |
| | | | |
| Minority interests ................. | (462) | (536) | (484) |
| | | | |
| Profit attributable to shareholders................... | 3,280 | 3,540 | 1,452 |

\*   *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

HSBC made a profit before tax on a cash basis of US$5,458 million in the first six months of 2002, down US$382 million, or 7 per cent, over the same period in 2001. On the same basis, profit attributable to shareholders declined by 7 per cent to US$3,681 million.

Profit before tax on a reported basis was US$5,057 million, a decrease of 7 per cent compared with the first half of 2001. Profit attributable to shareholders was US$3,280 million, a decrease of 7 per cent compared with the first half of 2001.

Net interest income of US$7,593 million was US$401 million, or 6 per cent, higher than the same period in 2001.

Other operating income fell by US$99 million, or 2 per cent, to US$5,510 million over the same period in 2001.

Operating expenses (excluding goodwill amortisation) were US$7,146 million in line with the first half of 2001 but 4 per cent lower than in the second half.

HSBC's cost:income ratio (excluding goodwill amortisation) was 54.5 per cent in the first half of 2002 compared with 55.8 per cent for the same period in 2001 and 57.0 per cent for the second half of 2001.

The charge for bad and doubtful debts of US$715 million was US$274 million higher than in the same period of 2001 but US$881 million lower than the second half of 2001. This was mainly as a result of the US$600 million general provision against Argentina charged in the second half of 2001. The loss from foreign currency redenomination in Argentina in the first half of 2002 relates to losses arising from judicial orders or 'amparos' allowing certain depositors to circumvent the mandatory pesification rules and recover their historic US dollar deposits at current exchange rates.

Amounts written off fixed asset investments mainly reflected a provision for the diminution in value of a minority holding in a European life company acquired in the CCF acquisition.

The US$23 million share of operating losses in joint ventures principally reflected the ongoing costs of Merrill Lynch HSBC. In the current period these costs have been significantly reduced from prior years.

Gains on disposal of investments of US$351 million included profit on the sales of CCF's stake in Lixxbail to its joint venture partner and HSBC's 6.99 per cent shareholding in Banco Santiago S.A. In addition, disposal gains of US$131 million were achieved mainly on the sale of investment debt securities as HSBC adjusted its exposure to interest rates and sovereign credit.

In the sections which follow, analysis of these results highlights the impact of substantially weaker currencies in Latin America, in particular in Argentina.

## Financial Review (continued)

### Net interest income

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| Europe | 3,056 | 40.2 | 2,635 | 36.6 | 2,928 | 38.9 |
| Hong Kong | 2,065 | 27.2 | 2,073 | 28.8 | 2,092 | 27.8 |
| Rest of Asia-Pacific | 784 | 10.3 | 725 | 10.1 | 757 | 10.0 |
| North America | 1,265 | 16.7 | 1,162 | 16.2 | 1,240 | 16.5 |
| Latin America | 423 | 5.6 | 597 | 8.3 | 516 | 6.8 |
| Net interest income | 7,593 | 100.0 | 7,192 | 100.0 | 7,533 | 100.0 |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income | 7,593 | 7,192 | 7,533 |
| Average interest-earning assets | 601,632 | 575,774 | 583,493 |
| Gross interest yield (per cent)[1] | 4.77 | 6.73 | 5.45 |
| Net interest spread (per cent)[2] | 2.24 | 2.03 | 2.17 |
| Net interest margin (per cent)[3] | 2.55 | 2.52 | 2.56 |

1  Gross interest yield is the average annualised interest rate earned on average interest-earning assets (AIEA).

2  Net interest spread is the difference between the average annualised interest rate earned on average interest-earning assets and the average annualised interest rate paid on average interest-bearing funds.

3  Net interest margin is net interest income expressed as an annualised percentage of average interest-earning assets.

Net interest income in the first half of 2002 was US$401 million, or 6 per cent, higher than the first half of 2001 at US$7,593 million. At constant exchange rates, net interest income was 8 per cent higher than the first half of 2001.

Average interest-earning assets increased by US$25.9 billion, or 4 per cent. At constant exchange rates, average interest-earning assets were 5 per cent higher than the first half of 2001.

HSBC's net interest margin in the first half of 2002 was 2.55 per cent, 3 basis points higher than the first half of 2001, mainly reflecting the impact of an improvement in spread of 21 basis points following the growth in personal lending and the benefit of a lower cost of funding in the low interest rate environment, partly offset by a lower return on HSBC's net free funds. Against the second half of 2001, net interest margin was one basis point lower.

HSBC is moving increasingly to differentiated product pricing. This competitive approach reflects the value to HSBC of its most loyal customers and has resulted in narrower spreads on a number of products, particularly mortgages and savings products. In addition, the investment made in improving customer relationship management systems has improved the ability of front office staff in the branches to sell effectively. The benefit of this strategy is seen in growth in balances and improvements in the mix and volume of HSBC's core current account and savings products, particularly in the United Kingdom, France, Hong Kong and the United States.

In the UK, personal current account balances grew by 10 per cent and success in cross sales contributed to growth of 23 per cent in personal savings balances, 16 per cent in personal lending balances and 21 per cent in mortgage balances. Overall, HSBC Bank plc's share of the mortgage market grew to 5.7 per cent at 30 June 2002 compared with 3.3 per cent at 30 June 2001.

In Hong Kong net interest income was largely maintained as strong treasury performance and growth in mortgages, credit card lending and in low cost deposits offset continuing margin compression in the mortgage business and a lower contribution from free funds. Growth in net interest income in the rest of Asia-Pacific reflected growth in consumer lending and strong treasury performance.

In North America, growth in residential mortgages and continuing favourable impact of low interest rates on treasury operations resulted in higher net interest income.

The decline in net interest income in Latin America reflected the economic turmoil in Argentina and the conservative positioning of the balance sheet in Brazil.

The other main contributions to net interest income not included in the table of net interest income margin of the principal commercial banking subsidiaries by region on page 11 were from:

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| HSBC USA Inc. businesses outside North America | 61 | 117 | 75 |
| HSBC Holdings sub-group | 56 | 63 | 49 |

## Net interest margin of the principal commercial banking subsidiaries by region

| | Half-year to | | | Half-year to | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | 30 June 2001 | 31 December 2001 | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| | *(Local currency)* | | | *(US$m equivalent)* | | |
| **Europe** | | | | | | |
| HSBC Bank plc (Europe) | | | | | | |
| – margin (per cent) | 2.81 | 2.72 | 2.88 | | | |
| – AIEA (£m) | 110,821 | 94,729 | 99,859 | 159,915 | 136,410 | 143,476 |
| CCF | | | | | | |
| – margin (per cent) | 1.79 | 1.49 | 1.84 | | | |
| – AIEA (€m) | 61,925 | 65,418 | 59,336 | 55,688 | 58,733 | 52,946 |
| HSBC Republic Holdings (Suisse) S.A. | | | | | | |
| – margin (per cent) | 0.79 | 0.87 | 0.93 | | | |
| – AIEA (US$m) | 26,864 | 25,800 | 23,989 | 26,864 | 25,800 | 23,989 |
| | | | | | | |
| **Hong Kong** | | | | | | |
| The Hongkong and Shanghai Banking Corporation Limited and subsidiaries excluding Hang Seng Bank Limited | | | | | | |
| – margin (per cent) | 2.52 | 2.49 | 2.47 | | | |
| – AIEA (HK$m) | 825,780 | 803,525 | 821,117 | 105,869 | 103,022 | 105,271 |
| Hang Seng Bank Limited | | | | | | |
| – margin (per cent) | 2.49 | 2.58 | 2.55 | | | |
| – AIEA (HK$m) | 442,284 | 461,267 | 448,711 | 56,703 | 59,140 | 57,531 |
| | | | | | | |
| **Rest of Asia-Pacific** | | | | | | |
| The Hongkong and Shanghai Banking Corporation Limited | | | | | | |
| – margin (per cent) | 2.27 | 2.22 | 2.25 | | | |
| – AIEA (HK$m) | 351,957 | 315,491 | 331,447 | 45,123 | 40,450 | 42,489 |
| HSBC Bank Malaysia Berhad | | | | | | |
| – margin (per cent) | 2.69 | 2.67 | 2.86 | | | |
| – AIEA (ringgit m) | 23,016 | 24,310 | 22,846 | 6,057 | 6,397 | 6,012 |
| HSBC Bank Middle East | | | | | | |
| – margin (per cent) | 3.82 | 3.81 | 3.87 | | | |
| – AIEA (US$m) | 8,405 | 8,238 | 8,131 | 8,405 | 8,238 | 8,131 |
| | | | | | | |
| **North America** | | | | | | |
| HSBC USA Inc. (US domestic) | | | | | | |
| – margin (per cent) | 2.98 | 2.71 | 2.82 | | | |
| – AIEA (US$m) | 69,030 | 68,639 | 69,572 | 69,030 | 68,639 | 69,572 |
| HSBC Bank Canada | | | | | | |
| – margin (per cent) | 2.71 | 2.50 | 2.59 | | | |
| – AIEA (C$m) | 31,163 | 28,662 | 29,796 | 19,786 | 18,688 | 19,079 |
| | | | | | | |
| **Latin America** | | | | | | |
| HSBC Bank Brasil | | | | | | |
| – margin (per cent) | 11.05 | 11.19 | 9.05 | | | |
| – AIEA (Brazilian reais m) | 15,522 | 15,417 | 19,218 | 6,364 | 7,171 | 7,511 |
| HSBC Bank Argentina S.A. | | | | | | |
| – margin (per cent) | (2.36) | 5.51 | 5.80 | | | |
| – AIEA (peso m) | 4,101 | 4,220 | 3,747 | 1,561 | 4,220 | 3,750 |

# Financial Review (continued)

## Other operating income

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| **By geographical segment** | | | | | | |
| Europe | 3,095 | 54.8 | 3,038 | 53.1 | 3,018 | 52.9 |
| Hong Kong | 915 | 16.2 | 919 | 16.0 | 933 | 16.4 |
| Rest of Asia-Pacific | 578 | 10.2 | 553 | 9.7 | 584 | 10.3 |
| North America | 689 | 12.2 | 758 | 13.2 | 698 | 12.3 |
| Latin America | 375 | 6.6 | 458 | 8.0 | 461 | 8.1 |
| | 5,652 | 100.0 | 5,726 | 100.0 | 5,694 | 100.0 |
| Intra-HSBC elimination | (142) | | (117) | | (140) | |
| Other operating income | 5,510 | | 5,609 | | 5,554 | |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| **By income category:** | | | |
| Dividend income | 156 | 99 | 87 |
| Fees and commissions (net) | 3,857 | 3,768 | 3,702 |
| Dealing profits | | | |
| – foreign exchange | 588 | 520 | 600 |
| – interest rate derivatives | 12 | 31 | 128 |
| – debt securities | 69 | 253 | 58 |
| – equities and other trading | (24) | 72 | 23 |
| | 645 | 876 | 809 |
| – operating leased assets rental income | 234 | 233 | 232 |
| – general insurance underwriting (net) | 165 | 180 | 193 |
| – increase in value of long-term insurance business | 132 | 78 | 173 |
| – other | 321 | 375 | 358 |
| | 852 | 866 | 956 |
| Total other operating income | 5,510 | 5,609 | 5,554 |

## Analysis of fees and commissions receivable and payable

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Account services | 802 | 814 | 806 |
| Credit facilities | 366 | 311 | 317 |
| Remittances | 127 | 121 | 125 |
| Cards | 577 | 537 | 579 |
| Imports/exports | 263 | 257 | 267 |
| Underwriting | 96 | 86 | 49 |
| Insurance | 379 | 337 | 331 |
| Mortgage servicing rights | 38 | 40 | 38 |
| Trust income | 62 | 58 | 56 |
| Broking income | 402 | 499 | 429 |
| Global custody | 146 | 158 | 150 |
| Maintenance income on operating leases | 78 | 84 | 81 |
| Other | 1,206 | 1,130 | 1,096 |
| Total fees and commissions receivable | 4,542 | 4,432 | 4,324 |
| Less: fees payable | (685) | (664) | (622) |
| Net fees and commissions | 3,857 | 3,768 | 3,702 |

In constant currency terms, other operating income in the first half of 2002 was 1 per cent higher than the first half of 2001.

Net fees and commissions at US$3,857 million represented 29 per cent of total operating income and were US$89 million, or 2 per cent, higher than in the first half of 2001. At constant exchange rates, net fees and commissions were US$154 million, or 4 per cent, higher than the first half of 2001.

Other operating income in Europe reflected strong improvement in wealth management income and the impact of the acquisitions of Banque Hervet and Demirbank, partially offset by lower equity-related fees and lower dealing profits.

In Hong Kong, other operating income was in line with the comparable period in 2001 as growth in wealth management income was offset by lower dealing profits. Income from wealth management rose by 48 per cent compared with the first half of 2001. This reflected in part strong growth in revenues from sales of unit trusts including the successful marketing of several capital guaranteed products launched by HSBC in 2002.

The operations in the rest of Asia-Pacific grew other operating income by 5 per cent compared with the first half of 2001. Fee income increased by 8 per cent mainly from cards, securities and trade services although this was partly offset by lower dealing profits.

Other operating income in North America fell as strong growth in wealth management income was more than offset by lower dealing profits. HSBC Bank USA reported a 15 per cent improvement in fee income as growth was recorded across a range of banking products.

In Latin America, there was an underlying increase in other operating income of US$48 million, or 15 per cent, compared with the first half of 2001. An increase in dealing profits of US$88 million was partially offset by lower fees and insurance related income as both business and consumer confidence fell in the region.

Dealing profits at US$645 million were US$231 million, or 26 per cent, lower than in the first half of 2001. Within this category foreign exchange earnings were US$68 million, or 13 per cent, higher than in the first half of 2001.

In the UK, HSBC continued to expand its ability

000015

for clients to trade with the bank electronically. During the period Markets@hsbc went live with external customers for automatic pricing of foreign exchange. A new version which will incorporate Money Market trading will be launched shortly. FXall, in which HSBC is a founder member, consolidated its market position and is recognised by the industry as the leading multi-bank foreign exchange portal.

Dealing profits on debt securities were lower as credit spreads on corporate bonds widened sharply as market confidence was undermined by slow earnings growth and news of corporate accounting scandals in the United States.

## Operating expenses

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| **By geographical segment** | | | | | | |
| Europe | 3,697 | 50.7 | 3,503 | 48.3 | 3,785 | 49.8 |
| Hong Kong | 1,009 | 13.8 | 1,025 | 14.1 | 1,115 | 14.7 |
| Rest of Asia-Pacific | 714 | 9.8 | 670 | 9.2 | 727 | 9.6 |
| North America | 1,266 | 17.4 | 1,311 | 18.0 | 1,177 | 15.5 |
| Latin America | 602 | 8.3 | 757 | 10.4 | 792 | 10.4 |
| | 7,288 | 100.0 | 7,266 | 100.0 | 7,596 | 100.0 |
| **Goodwill amortisation** | | | | | | |
| Europe | 307 | 77.5 | 319 | 79.6 | 313 | 78.7 |
| Hong Kong | - | - | - | - | - | - |
| Rest of Asia-Pacific | 17 | 4.3 | 4 | 1.0 | 4 | 1.0 |
| North America | 66 | 16.7 | 71 | 17.7 | 71 | 17.8 |
| Latin America | 6 | 1.5 | 7 | 1.7 | 10 | 2.5 |
| | 396 | 100.0 | 401 | 100.0 | 398 | 100.0 |
| Intra-HSBC elimination | (142) | | (117) | | (140) | |
| Total operating expenses | 7,542 | | 7,550 | | 7,854 | |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| **By expense category:** | | | |
| Staff costs | 4,203 | 4,180 | 4,373 |
| Premises and equipment (excluding depreciation) | 843 | 800 | 839 |
| Other administrative expenses | 1,555 | 1,615 | 1,664 |
| Administrative expenses* | 6,601 | 6,595 | 6,876 |
| Depreciation and amortisation | | | |
| – tangible fixed assets | 545 | 554 | 580 |
| – goodwill | 396 | 401 | 398 |
| Total operating expenses | 7,542 | 7,550 | 7,854 |
| Cost:income ratio (excluding goodwill amortisation) | 54.5 | 55.8 | 57.0 |

* Includes US$78 million (first half 2001: US$18 million, second half 2001: US$138 million) of restructuring costs.

## Staff numbers (full-time equivalent)

| | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| Europe | 71,713 | 71,405 | 73,326 |
| Hong Kong | 24,562 | 25,167 | 24,654 |
| Rest of Asia-Pacific | 27,631 | 24,252 | 26,259 |
| North America | 18,529 | 18,533 | 18,518 |
| Latin America | 26,911 | 25,568 | 28,292 |
| Total staff numbers | 169,346 | 164,925 | 171,049 |

Operating expenses were in line with the first half of 2001, and 4 per cent, lower than in the second half of last year. This reflects focus on cost control and delivering against historical heavy investment in electronic channel development, customer relationship management systems and in HSBC's Group service centres in India and mainland China. At constant exchange rates, cash basis operating expenses were US$193 million, or 3 per cent, higher than the first half of 2001. Of this growth some US$92 million was attributed to acquisitions, notably Demirbank in Turkey and the full period impact of Banque Hervet in France.

Development of HSBC's Group service centres continued. Employment in these centres in India and China grew by some 1,000 to over 3,000 during the period with reductions in the transferring sites. A new service centre in Malaysia has been approved to further develop this initiative and diversify the geographical locations from which we operate these centres.

Operating expenses on a cash basis in Europe increased by US$194 million, or 6 per cent, compared with the first half of 2001. This reflected the impact of the acquisition of Banque Hervet and Demirbank and continuing investment in a number of key technology driven projects, notably internet banking and card processing in the UK.

In Hong Kong, operating expenses decreased by US$16 million, or 2 per cent, to US$1,009 million for the first half of 2002. The reduction was mainly in staff costs due to lower investment banking bonus provisions and a reduction in the funding rate for the local staff retirement benefit scheme.

In the rest of Asia-Pacific, operating expenses on a cash basis rose by US$44 million, or 7 per cent, to US$714 million (9 per cent at constant exchange rates) compared to the first half of 2001. The growth in staff costs (10 per cent at constant exchange rates) reflected increased headcount, most notably in the three Group service centres in Hyderabad, Guangzhou and Shanghai, the operations in mainland China, the Middle East and India to support business expansion, and in Australia following the acquisition of the former NRMA Building Society.

Operating expenses in North America, on a cash basis, of US$1,266 million, in the first half of 2002 were US$45 million, or 3 per cent, lower than the same period in 2001. Excluding the development costs associated with hsbc.com, operating expenses

## Financial Review (continued)

were US$17 million, or 1 per cent, higher than the first half of 2001.

In Latin America, operating expenses, on a cash basis, of US$602 million, were significantly impacted by exchange movements and at constant rates of translation were US$31 million, or 5 per cent, higher than the first half of 2001.

HSBC's cost:income ratio (excluding goodwill amortisation) was 54.5 per cent compared with 55.8 per cent for the first half of 2001 and 57.0 per cent in the second half of 2001.

### Bad and doubtful debts

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| **By geographical segment:** | | | | | | |
| Europe | 280 | 39.2 | 128 | 29.0 | 313 | 19.6 |
| Hong Kong | 121 | 16.9 | 87 | 19.7 | 110 | 6.9 |
| Rest of Asia-Pacific... | 48 | 6.7 | (18) | (4.1) | 190 | 11.9 |
| North America | 139 | 19.4 | 114 | 25.9 | 173 | 10.8 |
| Latin America | 127 | 17.8 | 130 | 29.5 | 810* | 50.8 |
| | 715 | 100.0 | 441 | 100.0 | 1,596 | 100.0 |

\*   *Includes additional general provision against Argentine exposures of US$600 million.*

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Loans and advances to customers | | | |
| – specific charge | | | |
| new provisions | 1,406 | 1,126 | 1,544 |
| releases and recoveries... | (568) | (676) | (530) |
| | 838 | 450 | 1,014 |
| – general (release)/charge | | | |
| additional provision (utilisation)/charge against Argentine exposures | (114) | – | 600 |
| other | (9) | (9) | (18) |
| | (123) | (9) | 582 |
| | | | |
| Customer bad and doubtful debt charge | 715 | 441 | 1,596 |
| | | | |
| Total bad and doubtful debt charge | 715 | 441 | 1,596 |
| | | | |
| Customer bad debt charge as a percentage of closing gross loans and advances (annualised) | 0.41% | 0.29% | 1.00% |
| excluding additional general provisions for Argentina | | | 0.62% |

New specific provisions against customer advances in the first half of 2002 were US$1,406 million, compared with US$1,126 million in the first half of 2001 and US$1,544 million in the second half of 2001. Although the credit environment weakened during the first half of 2002, HSBC's annualised credit costs at 0.44 per cent of average loans and

advances were in line with the previous year (excluding the special charge for Argentina) as customers continued to benefit from low interest rates. In the corporate sector, credit costs were concentrated in a small number of customers in the telecommunications and energy sectors outside of the United States. HSBC's relatively modest direct exposure to the telecommunications and technology sectors and to high yield debt in the United States contributed heavily to the stability of new provisioning requirements in the first half of 2002.

In the United Kingdom there was an increase in new specific provisions due to exposures in the telecommunications sector. The level of provisions required in France remained low.

In Hong Kong the charge for new specific provisions increased with higher provisions arising on the cards and other consumer portfolios. This reflected targeted growth in the consumer book and the increasing level of personal bankruptcies. Provisions against residential mortgages were lower than in 2001 with a steadily declining level of delinquencies. There was a net recovery of specific provisions against commercial and corporate lending.

The level of new specific provisions charged in the rest of Asia-Pacific was lower than in 2001 due to reduced charges in Indonesia and the Middle East. Provisions for personal lending rose in line with growth in the consumer loan portfolios. In addition, the first half of 2001 benefited from the release of the residual provisions against historical Olympia and York debt.

The bad debt charge in North America was US$25 million higher than in the first half of 2001. This reflected specific provisions raised against a small number of corporate exposures in the commercial finance sector in the United States and against an exposure in the telecommunications sector in Canada. Credit quality in the United States deteriorated slightly during the first half of 2002 although it remained stable in Canada.

In Argentina, new specific provisions of US$114 million were charged against the additional general provision raised in 2001. The level of bad debt provisions in Brazil were broadly unchanged as the impact of provisions against a local corporate in the energy sector were offset by an improvement in the quality of the commercial loan book. Provision levels on personal loans remained stable benefiting

14

from increased collection activities.

At 30 June 2002, non-performing customer loans declined to 2.7 per cent of gross customer advances compared to 3.0 per cent at 31 December 2001. Provisions covered 81 per cent of these non-performing loans.

## Gains on disposals of investments

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Gains/(losses) on disposal of: | | | |
| – equity investments | 87 | 239 | 66 |
| – debt securities | 131 | 145 | 25 |
| – other participating interests | 55 | 4 | – |
| – associates | 47 | 261 | (4) |
| – subsidiaries | 16 | 21 | – |
| – other | 15 | (3) | – |
| | 351 | 667 | 87 |

During the first half of 2002, HSBC made 10 business acquisitions and completed 15 business disposals.

Gains on disposals of investments of US$351 million included the sale of HSBC's 6.99 per cent stake in Banco Santiago S.A., and CCF's disposal of its 50 per cent stake in Lixxbail to its joint venture partner.

Additionally profits of US$131 million were achieved on sales of securities from investment portfolios principally as HSBC adjusted its exposure to interest rates and sovereign credit.

Gains on disposal of investments in 2001 included US$200 million from the sale of HSBC's stake in British Interactive Broadcasting to BSkyB and the gain on the sale of HSBC's investment in Modern Terminals Limited in Hong Kong.

## Asset deployment

| | 30 June 2002 | | 30 June 2001* | | 31 December 2001* | |
|---|---|---|---|---|---|---|
| | US$m | % | US$m | % | US$m | % |
| Loans and advances to customers | 342,057 | 46.4 | 299,471 | 43.8 | 308,649 | 44.9 |
| Loans and advances to banks | 100,965 | 13.7 | 121,791 | 17.8 | 104,641 | 15.2 |
| Debt securities | 172,792 | 23.4 | 149,046 | 21.8 | 160,579 | 23.4 |
| Treasury bills and other eligible bills | 19,255 | 2.6 | 20,896 | 3.1 | 17,971 | 2.6 |
| Equity shares | 8,710 | 1.2 | 7,656 | 1.1 | 8,057 | 1.2 |
| Other | 93,570 | 12.7 | 85,057 | 12.4 | 87,711 | 12.7 |
| | 737,349 | 100.0 | 683,917 | 100.0 | 687,608 | 100.0 |
| Hong Kong SAR Government certificates of indebtedness | 8,986 | | 8,274 | | 8,637 | |
| | 746,335 | | 692,191 | | 696,245 | |
| Loans and advances to customers include: | | | | | | |
| – reverse repos | 23,736 | | 10,869 | | 14,823 | |
| – settlement accounts | 14,465 | | 16,235 | | 11,761 | |
| Loans and advances to banks include: | | | | | | |
| – reverse repos | 16,370 | | 12,693 | | 10,926 | |
| – settlement accounts | 9,842 | | 11,079 | | 4,433 | |

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Total assets grew by US$49.7 billion, and by US$30.8 billion at constant exchange rates, in the six months to 30 June 2002.

In Europe there was growth in mortgages and other consumer lending in the UK and in commercial lending in France.

In Hong Kong, customer advances grew modestly against a background of intense mortgage price competition and subdued demand for corporate lending. Increases in residential mortgage and other personal lending were partially offset by a reduction in lending under the Government Home Ownership Scheme due to the suspension of sales under the scheme by the government.

In the rest of Asia-Pacific, there has been strong growth in residential mortgage portfolios in Australia, Malaysia, Singapore, Taiwan, Korea and India. Other personal lending grew in Singapore, Australia and Taiwan. Demand for new corporate credit remained subdued.

Residential mortgages originated and held in the portfolio in the United States increased and lower margin corporate loans were reduced. In Canada, residential mortgage lending also expanded significantly.

In Brazil, there has been a cautious stance adopted to new lending with the focus on managing

## Financial Review (continued)

loan quality after a period of rapid growth. Loan assets have decreased in Argentina with 25 per cent of personal and corporate credit outstanding at 31 December 2001 recovered during the current period.

At 30 June 2002, the amount of assets held by HSBC as custodian amounted to US$1,240 billion. The slight decline since 31 December 2001 is due to the decline in world equity markets. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

### Debt securities and equity shares

Debt securities held in the accruals book at 30 June 2002 showed an unrecognised gain, net of off-balance-sheet hedges, of US$822 million compared with an unrecognised gain of US$885 million at 31 December 2001. Equity shares included US$4,680 million held on investment account, compared with US$4,755 million at 31 December 2001, on which there was an unrecognised gain of US$520 million compared with US$539 million at 31 December 2001.

### Funds under management

Funds under management of US$302 billion were US$23 billion, or 8 per cent, higher than at 30 June 2001 and US$18 billion, or 6 per cent higher than at the end of 2001. Since the year-end, both the asset management and private banking businesses have continued to report net fund inflows. In addition, the positive impact of a weakening of the US dollar on sterling and euro denominated funds more than offset the impact of the fall in global equity markets.

| Funds under management | US$b |
|---|---|
| At 1 January 2002 | 284 |
| Net funds inflow | 16 |
| Value change | (9) |
| Exchange and other | 11 |
| At 30 June 2002 | 302 |

### Economic profit

HSBC's internal performance measures include economic profit, a measure which compares the return on the amount of capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices that cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders is the amount of economic profit generated. Economic profit is used by management as one of the measures to decide

where to allocate resources so that they will be most productive. HSBC internally emphasises the trend in economic profit within business units rather than absolute amounts in order to concentrate on external factors rather than measurement bases. As a result of this, HSBC has consistently used a benchmark cost of capital of 12.5 per cent on a consolidated basis. Given recent changes in interest rates and in HSBC's composition, HSBC believes that its true cost of capital on a consolidated basis is now 10.5 per cent. HSBC plans to continue to use the figure of 12.5 per cent to ensure consistency and to help comparability.

Economic profit fell by US$372 million, or 52 per cent, compared with the first half of 2001 reflecting slightly higher invested equity and lower income in 2002. However, economic profit grew strongly by US$1,744 million compared with the second half of 2001 reflecting both the level of provision made against Argentina and the Princeton Note settlement in that prior period. Excluding these items, economic profit rose by some US$300 million. Measurement of economic profit involves a number of assumptions and, therefore, management believes that the trend over time is more relevant than the absolute economic profit reported for a single period.

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001† | | 31 December 2001† | |
| | US$m | % | US$m | % | US$m | % |
| Average invested capital | 54,288 | | 52,320 | | 52,846 | |
| Return on invested capital* | 3,703 | 13.8 | 3,953 | 15.2 | 1,924 | 7.2 |
| After charging Princeton settlement | – | – | – | – | (323) | (1.2) |
| Additional Argentine general provisions and losses | – | – | – | – | (1,120) | (4.2) |
| Benchmark cost of capital | (3,365) | (12.5) | (3,243) | (12.5) | (3,330) | (12.5) |
| Economic profit | 338 | 1.3 | 710 | 2.7 | (1,406) | (5.3) |

\*   *Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects cash invested capital.*

†   *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

## Analysis by geographical segment

### Profit on ordinary activities before tax by segment

|  | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
|---|---|---|---|---|---|---|
|  | US$m | % | US$m | % | US$m | % |
| Europe | 1,867 | 36.9 | 2,054 | 37.8 | 1,488 | 57.9 |
| Hong Kong | 1,900 | 37.6 | 2,055 | 37.8 | 1,828 | 71.3 |
| Rest of Asia-Pacific | 653 | 12.9 | 634 | 11.7 | 454 | 17.7 |
| North America | 586 | 11.6 | 528 | 9.7 | (47) | (1.8) |
| Latin America | 51 | 1.0 | 164 | 3.0 | (1,158) | (45.1) |
| Total | 5,057 | 100.0 | 5,435 | 100.0 | 2,565 | 100.0 |

### Total assets by segment

|  | 30 June 2002 | | 30 June 2001† | | 31 December 2001† | |
|---|---|---|---|---|---|---|
| Total assets* | US$m | % | US$m | % | US$m | % |
| Europe | 335,462 | 45.5 | 300,161 | 44.0 | 297,691 | 43.2 |
| Hong Kong | 179,311 | 24.3 | 175,271 | 25.6 | 175,744 | 25.6 |
| Rest of Asia-Pacific | 70,669 | 9.6 | 59,080 | 8.6 | 62,338 | 9.1 |
| North America | 141,131 | 19.1 | 130,046 | 19.0 | 136,617 | 19.9 |
| Latin America | 10,776 | 1.5 | 19,359 | 2.8 | 15,218 | 2.2 |
| Total | 737,349 | 100.0 | 683,917 | 100.0 | 687,608 | 100.0 |

*   Excluding Hong Kong SAR Government certificates of indebtedness.

†   Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

A separate commentary on results by line of business is provided on pages 32 to 38.

In the analysis of profit by geographical segment which follows, operating income and operating expenses include intra-HSBC items of US$142 million in the first half of 2002, US$117 million in the first half of 2001 and US$140 million in the second half of 2001.

## Europe

### Cash basis profit before tax

|  | Half-year to | | |
|---|---|---|---|
|  | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| UK domestic banking | 1,123 | 1,309 | 1,085 |
| UK Treasury and Capital Markets | 400 | 171 | 316 |
| International banking* | 157 | 194 | 84 |
| France | 307 | 366 | 221 |
| HSBC Private Banking Holdings (Suisse) SA | 110 | 101 | 110 |
| HSBC Trinkaus & Burkhardt | 26 | 96 | 37 |
| Other† | 56 | 140 | (48) |
|  | 2,179 | 2,377 | 1,805 |

*   Comprises mainly of Turkey, Greece, Offshore Islands and Malta.

†   'Other' includes the holding company sub-group.

|  | Half-year to | | |
|---|---|---|---|
|  | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Net interest income | 3,056 | 2,635 | 2,928 |
| Dividend income | 118 | 58 | 58 |
| Net fees and commissions | 2,216 | 2,166 | 2,044 |
| Dealing profits | 245 | 341 | 367 |
| Other income | 516 | 473 | 549 |
| Other operating income | 3,095 | 3,038 | 3,018 |
| Total operating income | 6,151 | 5,673 | 5,946 |
| Staff costs | (2,141) | (2,055) | (2,172) |
| Premises and equipment | (435) | (387) | (399) |
| Other | (812) | (737) | (882) |
| Depreciation | (309) | (324) | (332) |
| Goodwill amortisation | (307) | (319) | (313) |
| Operating expenses | (4,004) | (3,822) | (4,098) |
| Operating profit before provisions | 2,147 | 1,851 | 1,848 |
| Provisions for bad and doubtful debts | (280) | (128) | (313) |
| Provisions for contingent liabilities and commitments | (20) | (9) | (21) |
| Amounts written off fixed asset investments | (128) | (27) | (63) |
| Operating profit | 1,719 | 1,687 | 1,451 |
| Share of operating (loss) in joint ventures | (20) | (42) | (37) |
| Share of operating profits in associates | 6 | 23 | 19 |
| Gains on disposal of investments and tangible fixed assets | 162 | 386 | 55 |
| Profit on ordinary activities before tax* | 1,867 | 2,054 | 1,488 |
| * of which United Kingdom | 1,585 | 1,626 | 1,397 |

## Financial Review (continued)

| | Half-year to | | |
|---|---|---|---|
| | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 40.0 | 40.7 | 60.9 |
| Share of HSBC's pre-tax profits (per cent) | 36.9 | 37.8 | 57.9 |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 60.1 | 61.7 | 63.7 |
| Period-end staff numbers (Full-time equivalent) | 71,713 | 71,405 | 73,326 |

### Bad and doubtful debts

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Loans and advances to customers | | | |
| new provisions | 448 | 328 | 474 |
| releases and recoveries | (167) | (175) | (150) |
| – specific charge | 281 | 153 | 324 |
| – general (release) | (1) | (25) | (11) |
| Customer bad and doubtful debt charge | 280 | 128 | 313 |
| Total bad and doubtful debt charge | 280 | 128 | 313 |
| Customer bad debt charge as a percentage of closing gross loans and advances (annualised) | 0.4% | 0.2% | 0.5% |

| Figures in US$m | 30 June 2002 | 30 June 2001* | 31 December 2001* |
|---|---|---|---|
| Assets | | | |
| Loans and advances to customers (net) | 155,838 | 128,414 | 133,380 |
| Loans and advances to banks (net) | 44,473 | 51,669 | 40,641 |
| Debt securities, treasury bills and other eligible bills | 70,746 | 65,250 | 66,255 |
| Total assets | 335,462 | 300,161 | 297,691 |
| Liabilities | | | |
| Deposits by banks | 43,566 | 45,745 | 36,908 |
| Customer accounts | 187,559 | 164,555 | 169,371 |

\* Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

Economic activity within the Eurozone showed signs of recovery in the first half of 2002. The physical introduction of the euro in January 2002 went very smoothly. After a long period of sustained weakness the euro has risen significantly against a generally weak dollar, helping to ease inflationary fears.

In the UK, business confidence recovered from the lows immediately following 11 September 2001, returning to the level enjoyed at the end of 2000. With low unemployment and inflation and interest rates at record low levels, consumer confidence was high, reflected in high levels of debt and a booming housing market. Manufacturing, however, remained subdued. In France, there was an encouraging rise in GDP in the first half of 2002 although not enough to prevent unemployment from increasing modestly. The recent equity market falls have, however, begun to reduce consumer and business confidence.

European operations contributed US$2,179 million to HSBC's cash basis profit before tax in 2002 and represented 40.0 per cent of pre-tax profits. Operating profits before provisions, on a cash basis, rose 13 per cent to US$2,454 million driven by strong growth in net interest income and wealth management income. The non-recurrence of the profits on disposal of HSBC Bank plc's interest in British Interactive Broadcasting, lower disposal gains in CCF, the write-down of a fixed asset investment and a higher bad debt charge meant that on a cash basis, Europe's pre-tax profits were US$198 million, or 8 per cent, lower than in the first half of 2001. At constant exchange rates, cash earnings were US$177 million lower than the first half of 2001.

The acquisition of Demirbank in October 2001 represented a major expansion of HSBC's business in Turkey. Business activities and operations have been successfully integrated during the first half of 2002, and now, over 500,000 customers are served through more than 160 branches.

HSBC continued to restructure and strengthen its private banking operations and, at 1 January 2002, HSBC Guyerzeller and CCF's private banking operations outside France were merged with HSBC Republic Holdings (Suisse). The comments below on HSBC Republic (Suisse) assume that this structure was in place for the first half of 2001.

Net interest income at US$3,056 million was US$421 million, or 16 per cent, higher than the first half of 2001, principally attributable to increased spreads as funding costs reflected the low interest rate environment across Europe.

In UK Banking, net interest income at US$1,630 million was US$183 million, or 13 per cent, higher than the first half of 2001, reflecting strong growth in mortgages, personal lending, and the benefits of lower cost of funds. Personal current account balances were up 10 per cent on the first half of 2001 and improved utilisation of customer relationship management systems contributed to growth of 23 per

cent in personal savings balances, 16 per cent in personal lending balances and 21 per cent in mortgage balances. HSBC Bank plc's *Premier* service for its higher value customers has been further enhanced with 152,000 customers using this service, up 113 per cent from June 2001. Business current account balances grew by 16 per cent, helped by HSBC Bank plc's increased profile in the market place, supported by its 'Start up Stars' advertising campaign and corporate current account balances improved by 19 per cent compared with the first half of 2001.

In Treasury and Capital Markets net interest income increased by US$166 million, or 108 per cent, compared with the first half of 2001. This increase was primarily due to earnings on money market business, which benefited from reduced funding costs in a lower interest rate environment. In addition, the deployment of surplus liquidity in increased holdings of investment grade corporate bonds also benefited net interest income.

HSBC Republic (Suisse)'s net interest income fell compared with the first half of 2001 as part of the portfolio was repositioned in lower yielding but higher grade securities in anticipation of difficult credit markets. The low interest rate environment also reduced the benefit from net free funds.

In France CCF's net interest income of US$494 million for the first half of 2002 was US$68 million, or 16 per cent, higher than for the first half of 2001. Net interest income in the branch network grew strongly, driven by growth in sight deposits as customers sought liquidity and security as equity markets weakened. CCF's treasury operation benefited from widening spreads as the cost of funds reduced in the low interest rate environment, which offset a reduction in CCF's benefit from net free funds.

Other operating income at US$3,095 million was US$57 million or 2 per cent higher than the first half of 2001, reflecting a strong performance in wealth management activities, offset by lower equity-related fees and lower dealing profits.

In UK Banking, other operating income at US$1,493 million was in line with the first half of 2001, principally as a result of growth in wealth management income, offset by the non-recurrence of one-off gains made in the first half of 2001. Wealth management income grew to US$409 million, reflecting growth in general insurance, private client

activity and life, pensions and investments business. In 2002, overall sales of HSBC branded life, pensions and investment products through its tied salesforce were 17 per cent higher than 2001 despite a difficult investment market. Life protection sales grew 41 per cent on the back of strong mortgage growth and creditor protection insurance grew 29 per cent driven by the growth in personal lending.

In Treasury and Capital Markets, other operating income of US$232 million was US$69 million, or 42 per cent, higher than in the first half of 2001. Dealing profits were down in part reflecting the hedging costs relating to corporate bond trading. Foreign exchange revenues grew by 25 per cent reflecting strong growth from emerging markets business and currency options. Income from fixed income products also benefited strongly from the continued alignment with HSBC corporate clients evidenced by HSBC achieving number one ranking in bond issuance with UK and French corporates in all currencies.

In HSBC Republic (Suisse), funds under management remained stable despite falling world stock markets, with US$1.7 billion of new funds attracted. Investment fees benefited strongly from the success of the Hermitage Fund which offered clients access to Russian investment opportunities.

CCF generated good growth in fee income on credit facilities, payments and cash management and cards. In addition, fees were boosted by CCF's role as lead manager in the privatisation of Autoroutes du Sud de la France. Equity market-related fees were subdued. CCF benefited from synergies as a member of HSBC in the European bond markets, growing origination and distribution fees on euro-denominated products.

European investment banking activities remained subdued, particularly equity-related commissions. Mergers and acquisitions and IPO activity also remain at reduced levels and whilst revenues are down on the first half of 2001, there has been an improvement over fees earned in the second half of 2001.

Operating expenses excluding amortisation of goodwill at US$3,697 million were US$194 million, or 6 per cent, higher than the first half of 2001, reflecting acquisition related growth (Demirbank and Banque Hervet) and continuing investment in a number of key technology driven projects, notably internet banking and card processing in UK Banking.

## Financial Review (continued)

Staff costs at US$2,141 million were US$86 million, or 4 per cent, higher than the first half of 2001 primarily reflecting the impact of acquisitions. In UK Banking, staff costs reduced by US$20 million, or 2 per cent, compared with the first half of 2001. This is due in part to a switch into other operating expenses following the outsourcing of HSBC Bank plc's cash and cheque processing services in the second half of 2001. In Treasury and Capital Markets, staff costs were US$25 million or 26 per cent higher than 2001, driven by higher bonus accruals in line with increased revenues. CCF's staff costs increased slightly, reflecting additional headcount required to assist in the introduction of the euro.

Other administrative expenses of US$1,556 million were US$108 million, or 7 per cent, higher than 2001. In UK Banking, other administrative expenses increased due to the cost of the outsourced cash and cheque processing centres noted above and increased business volumes. Utilisation of HSBC's service centres in China and India have increased in the first half of 2002. Vacant space costs increased by US$22 million prior to the relocation to HSBC's new headquarters in Canary Wharf in the second half of 2002.

The charge for bad and doubtful debts at US$280 million was US$152 million higher than for the first half of 2001. In UK Banking, there was an increase in specific provisions relating to a small number of corporate exposures in the telecommunications sector. Provisions in the branch network for personal and commercial customers were lower than in the first half of 2001, as credit quality remained stable and increased debt counselling services proved effective. The charge for bad debts in CCF was in line with the first half of 2001 and considerably lower than for the second half of 2001.

Amounts written off fixed asset investments largely reflected a write-down of a strategic equity investment held by CCF in a European life company whose share price has fallen significantly since HSBC's acquisition of CCF.

The share of operating losses in joint ventures halved in the first half of 2002, reflecting containment of costs within MLHSBC. On 28 June 2002, HSBC acquired Merrill Lynch's 50 per cent share of the joint venture.

Gains on disposal of fixed assets and investments were US$224 million lower than in the first half of 2001 due to the gain on disposal of HSBC Bank plc's 20 per cent shareholding in British Interactive Broadcasting in the first half of 2001 and lower venture capital gains in CCF. In the first half of 2002, profits on disposal included profits from the sale of private equity investments and US$39 million profit made by CCF on the disposal of its stake in Lixxbail to its joint venture partner.

In Turkey, operating profit of US$58 million was US$17 million lower than for the first half of 2001, mainly reflecting the depreciation of the Turkish lira. At constant exchange rates, operating profit was US$11 million, or 23 per cent higher. Net interest income increased by US$32 million, as the contribution from the acquisition of Demirbank offset the non-recurrence of the exceptional income earned due to the economic volatility in the first half of 2001. Operating expenses increased by US$51 million as a result of the acquisition of Demirbank.

In Germany, HSBC Trinkaus & Burkhardt reported pre-tax profits of US$26 million, US$70 million lower than for the first half of 2001. Fee income remained in line with the first half of 2001, as reduced equity-related commissions were offset by improved income from the sale of fixed-income instruments. The fall in underlying profits resulted from lower equity dealing profits. In addition, the first half of 2001 included US$50 million of profits on the disposal of the internet broker 'Pulsiv' and ERGO.

## Hong Kong

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income............... | 2,065 | 2,073 | 2,092 |
| Dividend income.................. | 10 | 12 | 14 |
| Net fees and commissions .... | 612 | 564 | 608 |
| Dealing profits...................... | 59 | 134 | 84 |
| Other income........................ | 234 | 209 | 227 |
| Other operating income ........ | 915 | 919 | 933 |
| Total operating income ...... | 2,980 | 2,992 | 3,025 |
| Staff costs............................. | (596) | (619) | (660) |
| Premises and equipment....... | (107) | (110) | (124) |
| Other.................................... | (207) | (199) | (229) |
| Depreciation......................... | (99) | (97) | (102) |
| Goodwill amortisation.......... | – | – | – |
| Operating expenses............... | (1,009) | (1,025) | (1,115) |
| Operating profit before provisions ........................ | 1,971 | 1,967 | 1,910 |
| Provisions for bad and doubtful debts.................. | (121) | (87) | (110) |
| Provisions for contingent liabilities and commitments ................... | 4 | 2 | 4 |
| Amounts written off fixed asset investments ............. | (7) | (14) | (4) |
| Operating profit.................. | 1,847 | 1,868 | 1,800 |
| Share of operating profit in associates......................... | 8 | 12 | 5 |
| Gains on disposal of investments and tangible fixed assets ...................... | 45 | 175 | 23 |
| Profit on ordinary activities before tax......................... | 1,900 | 2,055 | 1,828 |
| Share of HSBC's pre-tax profits (cash basis) (per cent).................................. | 34.8 | 35.2 | 61.6 |
| Share of HSBC's pre-tax profits (per cent) .............. | 37.6 | 37.8 | 71.3 |
| Cost:income ratio (excluding goodwill amortisation) (per cent)................................. | 33.9 | 34.3 | 36.9 |
| Period-end staff numbers (Full-time equivalent)...... | 24,562 | 25,167 | 24,654 |

## Bad and doubtful debts

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Loans and advances to customers | | | |
| – specific charge | | | |
| new provisions............... | 226 | 206 | 243 |
| releases and recoveries... | (104) | (108) | (135) |
| | 122 | 98 | 108 |
| – general (release)/charge | (1) | (11) | 2 |
| Customer bad and doubtful debt charge................ | 121 | 87 | 110 |
| Total bad and doubtful debt charge......................... | 121 | 87 | 110 |
| Customer bad debt charge as a percentage of closing gross loans and advances (annualised)............... | 0.3% | 0.3% | 0.3% |

| | 30 June 2002 | 30 June 2001* | 31 December 2001* |
|---|---|---|---|
| Figures in US$m | | | |
| **Assets** | | | |
| Loans and advances to customers (net).......... | 70,355 | 66,527 | 67,359 |
| Loans and advances to banks (net)................ | 35,416 | 46,178 | 42,516 |
| Debt securities, treasury bills and other eligible bills .......................... | 57,033 | 46,234 | 49,625 |
| Total assets (excluding Hong Kong SAR Government certificates of indebtedness) ........ | 179,311 | 175,271 | 175,744 |
| **Liabilities** | | | |
| Deposits by banks.......... | 2,489 | 2,654 | 3,271 |
| Customer accounts......... | 145,557 | 144,307 | 146,544 |

\*  Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

Hong Kong's economy remained subdued in the first half of 2002 as high levels of unemployment, weak asset prices and continuing lack of confidence dampened domestic demand for goods and services.

HSBC's operations in Hong Kong contributed US$1,900 million to cash basis profit before tax, a decrease of US$155 million compared with the first half of 2001 and represented 34.8 per cent of HSBC's cash basis profit before tax. The fall in profits mainly resulted from lower gains on disposal of long-term investments compared to the first half of 2001.

Net interest income for the first half of 2002 of US$2,065 million was in line with the comparable period in 2001. The strong treasury performance by The Hongkong and Shanghai Banking Corporation in Hong Kong was offset by a reduced contribution from net free funds and narrower spreads on residential mortgages. Treasury performance continued to benefit from the pre-emptive

## Financial Review (continued)

positioning of the accruals books in the low interest rate environment, although this was partly offset by lower spreads on corporate lending and deposits. The contribution from net free funds was affected by the sharp fall in market interest rates resulting in a reduction of US$160 million in net interest income compared with the first six months of 2001. Increased levels of net interest income from higher volumes of credit cards and mortgage loans were offset by reduced spreads on other lending products.

For The Hongkong and Shanghai Banking Corporation in Hong Kong, a deposit driven increase of 3 per cent in average interest-earning assets reflected growth in advances to customers and holdings of debt securities. Average advances to customers rose by 7 per cent with increases in mortgage loans, mainly to first-time buyers, and in credit card advances. Growth in term lending to corporate and commercial customers was also higher despite subdued loan demand in these sectors. In Hang Seng Bank, average interest-earning assets were 4 per cent lower than in the first six months of 2001 as a fall in average customer savings and deposit accounts reduced surplus funds available for investment in the money market. HSBC saw its market share of loans for use in Hong Kong grow by 2 per cent, with gains in residential mortgages and credit cards only partially offset by a fall in the market share of Government Home Ownership Scheme loans.

For The Hongkong and Shanghai Banking Corporation in Hong Kong, net interest margin improved by 3 basis points to 2.52 per cent. Spread widened by 23 basis points, primarily due to a combination of the strong treasury performance, higher recoveries of suspended interest, the increased proportion of higher yielding average personal loans and the transfer by customers of funds from time deposits to lower cost savings accounts. These positive factors were partly mitigated by further declines in the spread on home mortgage loans and a lower spread on foreign currency savings deposits. The contribution from net free funds reduced by 20 basis points due to the lower interest rate environment.

In Hang Seng Bank, net interest margin reduced by 9 basis points to 2.49 per cent. Spread widened by 17 basis points mainly due to higher spreads on debt securities and time deposits together with the benefit arising from the growth in lower cost savings accounts. This was partly offset by a 16 basis point

reduction in spreads on mortgages, including loans made under the Government Home Ownership Scheme. The fall in average interest rates resulted in a reduction of 26 basis points in the contribution from net free funds.

Continued price competition in the residential loan market resulted in a further reduction in the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme loans and staff loans. For The Hongkong and Shanghai Banking Corporation in Hong Kong, the average yield fell to 141 basis points below the Hong Kong best lending rate (BLR), before accounting for the effect of cash incentive payments, compared with 56 basis points below BLR for the first six months of 2001. Similarly the average yield on the residential mortgage portfolio in Hang Seng Bank was 138 basis points below BLR for the first half of 2002, compared with 65 basis points below BLR for the same period in 2001.

Other operating income of US$915 million for the first half of 2002 was in line with the comparable period in 2001 as growth in wealth management income was offset by lower dealing profits. Wealth management continued to be the principal driver of growth in fee income. Income from wealth management initiatives, which includes total income from the insurance business, commissions on the sale of unit trust products and securities transactions executed for personal customers, amounted to some US$292 million, an increase of 48 per cent over the comparable period in 2001. There was strong growth in revenues earned from sales of unit trusts in both The Hongkong and Shanghai Banking Corporation and in Hang Seng Bank. These included the successful marketing of several capital guaranteed products launched by HSBC during 2002 which resulted in the sale of over US$1.9 billion of funds compared with US$1.2 billion in the first half of 2001. Total income from sales of unit trusts amounted to US$116 million an increase of 137 per cent compared to the same period in 2001. Income from the insurance business grew by US$26 million, or 27 per cent, with continued strong growth in individual life insurance premiums and revenues from the Mandatory Provident Fund business. Fee income from cards was US$107 million, 3 per cent higher than in the first six months of 2001. HSBC now has 2,754,000 cards in issue in Hong Kong.

The fall in dealing profits of US$75 million compared to the first six months of 2001 was mainly

ⓖ000025

due to mark-to-market losses on debt securities as credit spreads widened. These losses were partially offset by high levels of net interest income earned on these securities in the prevailing low interest rate environment.

Operating expenses decreased by US$16 million, or 2 per cent, to US$1,009 million for the first half of 2002. The reduction was mainly in staff costs due to lower investment banking bonus provisions and a reduction in the funding rate for the local staff retirement benefit scheme. Progress continues to be made with the transfer of a wide range of back office functions from operations in Hong Kong to the group service centre in Guangzhou. The centre now handles processing work such as cross-border and real time gross settlement payments, new account and credit card account opening and customer data maintenance. A further centre was opened in Shanghai during the first half of 2002 to undertake work for HSBC. There was an increase in advertising and marketing expenses mainly related to HSBC's image campaign, and in Hang Seng Bank to promote credit cards and other personal banking products, the benefits of which are evident from the growth in wealth management income.

Provisions for bad and doubtful debts for the first half of 2002 were US$34 million higher than the same period in 2001, with increased provisions for cards and other personal lending. The increase reflected the underlying risks within the consumer portfolio with targeted growth in personal lending and a higher level of personal bankruptcies. Provisions against cards in the first half of 2002 were US$103 million, an increase of US$66 million compared with the first half of 2001 reflecting a higher level of personal bankruptcies as unemployment levels rose in Hong Kong in the first half of 2002. Provisions against residential mortgages, however, were lower than the first half of 2001, and there was a net recovery of provisions against commercial and corporate banking customers.

Gains on disposal of investments and tangible fixed assets were US$130 million lower than the same period last year, which included gains on disposal of the investments in Modern Terminals and in Central Registration.

## Rest of Asia-Pacific (including the Middle East)

| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| Net interest income | 784 | 725 | 757 |
| Dividend income | 1 | 1 | 2 |
| Net fees and commissions | 358 | 332 | 349 |
| Dealing profits | 186 | 196 | 199 |
| Other income | 33 | 24 | 34 |
| Other operating income | 578 | 553 | 584 |
| **Total operating income** | **1,362** | **1,278** | **1,341** |
| Staff costs | (400) | (374) | (397) |
| Premises and equipment | (72) | (69) | (74) |
| Other | (198) | (186) | (215) |
| Depreciation | (44) | (41) | (41) |
| Goodwill amortisation | (17) | (4) | (4) |
| Operating expenses | (731) | (674) | (731) |
| **Operating profit before provisions** | **631** | **604** | **610** |
| Provisions for bad and doubtful debts | (48) | 18 | (190) |
| Provisions for contingent liabilities and commitments | 14 | (33) | (10) |
| Amounts written off fixed asset investments | (1) | (6) | (5) |
| **Operating profit** | **596** | **583** | **405** |
| Share of operating (loss) in joint ventures | (1) | (3) | (2) |
| Share of operating profit in associates | 55 | 51 | 48 |
| Gains on disposal of investments and tangible fixed assets | 3 | 3 | 3 |
| **Profit on ordinary activities before tax** | **653** | **634** | **454** |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 12.3 | 10.9 | 15.4 |
| Share of HSBC's pre-tax profits (per cent) | 12.9 | 11.7 | 17.7 |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 52.4 | 52.4 | 54.2 |
| Period-end staff numbers (Full-time equivalent) | 27,631 | 24,252 | 26,259 |

## Financial Review (continued)

### Bad and doubtful debts

| | Half-year to | | |
|---|---|---|---|
| | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Loans and advances to customers | | | |
| – specific charge | | | |
| new provisions | 187 | 269 | 308 |
| releases and recoveries | (146) | (282) | (124) |
| | 41 | (13) | 184 |
| – general charge/( release) | 7 | (5) | 6 |
| Customer bad and doubtful debt charge/(release) | 48 | (18) | 190 |
| Total bad and doubtful debt charge/(release) | 48 | (18) | 190 |
| Customer bad debt charge as a percentage of closing gross loans and advances (annualised) | 0.3% | (0.1%) | 1.1% |

| | 30 June | 30 June | 31 December |
|---|---|---|---|
| Figures in US$m | 2002 | 2001* | 2001* |
| **Assets** | | | |
| Loans and advances to customers (net) | 33,997 | 28,220 | 30,666 |
| Loans and advances to banks (net) | 11,212 | 10,995 | 11,253 |
| Debt securities, treasury bills and other eligible bills | 19,039 | 14,179 | 13,623 |
| Total assets | 70,669 | 59,080 | 62,388 |
| **Liabilities** | | | |
| Deposits by banks | 4,898 | 4,776 | 4,010 |
| Customer accounts | 50,612 | 43,778 | 45,498 |

\*    *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

The Asia-Pacific economies experienced mixed fortunes in the first half of 2002. The current upturn in global demand led to export-led growth in China, Taiwan, Philippines and Singapore, whilst strong consumer spending drove growth in Australia and New Zealand. In addition, the improving economic fundamentals in Malaysia, India, Indonesia, Korea and Thailand positioned these economies to benefit from any sustained upturn in global demand in 2002. In comparison lack of consumer confidence limited economic growth in Japan.

HSBC's operations in the rest of the Asia-Pacific region contributed US$670 million of HSBC's cash basis profit before tax, an increase of US$32 million, or 5 per cent, compared with 2001. At constant exchange rates the cash basis profit before tax increased by US$37 million, or 6 per cent, over 2001. The increase in profitability reflected increased levels of net interest income and fee income from the continued expansion of wealth management initiatives partly offset by higher operating expenses from an increase in headcount to support business expansion in the region and lower recoveries of bad

and doubtful debts.

Net interest income was US$59 million, or 8 per cent, higher than the first six months of 2001 (9 per cent at constant exchange rates) due to the positive impact of strong treasury revenues in Singapore and Japan. There was growth in personal lending in several areas, notably Taiwan, Australia and the Middle East region. Despite subdued corporate loan demand and intense competition for the limited quality lending opportunities available in some countries in the region net interest margins widened. Spreads widened as a result of strong treasury performance and a change in the asset mix towards higher yielding personal lending. Average interest-earning assets increased by US$5.3 billion of which US$1.9 billion was in residential mortgages, including the acquisition of the former NRMA Building Society in Australia ('NRMA') and the mortgage book of ABN Amro in Malaysia.

Within other operating income, fee income increased by US$26 million or 8 per cent (12 per cent at constant exchange rates), mainly in cards, securities and trade services. Dealing profits of US$186 million were US$10 million, or 5 per cent (3 per cent at constant exchange rates), lower primarily due to decreased debt securities trading income as a result of widening credit spreads.

Operating expenses on a cash basis rose by US$44 million, or 7 per cent, to US$714 million (9 per cent at constant exchange rates) compared to the first half of 2001. The growth in staff costs (10 per cent at constant exchange rates) reflected increased headcount, most notably in the three Group service centres in Hyderabad, Guangzhou and Shanghai and in the operations in mainland China, the Middle East and India to support business expansion and Australia through the acquisition of NRMA. Since 30 June 2001 The Hongkong and Shanghai Banking Corporation has opened five new branches, in four countries, and the HSBC service centre in Shanghai. Growth in other operating expenses was US$18 million (9 per cent, at constant exchange rates).

A net bad and doubtful debt provision charge of US$48 million was reported for the period, compared to a net release of US$18 million in the first half of 2001, but was US$142 million lower than the net bad and doubtful debt provision charge reported in the second half of 2001. New specific provisions fell by US$82 million, particularly in Indonesia and the Middle East. However, these

improvements were partially offset by increased new specific provisions against corporate exposure in New Zealand. Releases and recoveries were US$136 million lower than in the first half of 2001, which benefited from the release of the residual provisions against historical Olympia and York debt. Net releases were recorded in Indonesia, Thailand, China and the Middle East.

HSBC's Singapore operations reported pre-tax profits of US$112 million for the first six months of 2002, US$106 million or 49 per cent lower than the same period in 2001. This was mainly due to the release of the bad debt provision against the historical Olympia and York debt referred to above. Net interest income was US$11 million higher than in the first half of 2001 due to good performance by treasury and increased volumes of car loans partly offset by narrower spreads and subdued demand in the commercial and corporate sectors. Dealing profits were lower as interest rate movements and wider credit spreads resulted in lower profits on interest rate derivatives and debt securities. Fee income for 2002 was broadly in line with 2001 as increased fee income from the sale of HSBC's capital guaranteed funds was largely offset by a fall in stockbroking income. Operating expenses were US$7 million, or 7 per cent, lower than in the first six months of 2001. Reduced headcount as a result of the 2001 separation scheme and outsourcing of some back office functions resulted in a fall of 12 per cent in staff costs.

HSBC's operations in India reported a pre-tax profit of US$56 million, a decrease of US$4 million, or 7 per cent, compared with the first half of 2001. Net interest income was 8 per cent lower than in the first six months of 2001. Good growth in personal lending and savings deposit balances was more than offset by lower treasury income as the result of a steep decline in interest rates. Dealing profits, mainly on interest rate derivatives, increased by US$6 million, or 19 per cent, as increased co-operation between the investment and corporate banking businesses resulted in an increase in customised structured solutions and long-term derivatives products sold to major corporate customers. Fee income was 4 per cent higher than in the first half of 2001. There were increases in credit card fees, with the number of credit cards in issue by The Hongkong and Shanghai Banking Corporation's operations in India increasing from 509,000 in June 2001 to 579,000 in June 2002, and in account services.

Operating expenses increased by US$11 million, due mainly to expansion of HSBC's infrastructure in the country. The increase in costs for The Hongkong and Shanghai Banking Corporation's operations in India related to higher headcount, an increase of 204, to support expansion in wealth management initiatives and call centre operations. In addition, costs were incurred in the opening of two new branches and the relocation and refurbishment of existing branches. HSBC's group processing operations in Hyderabad continued to expand with the associated costs largely offset by income received for these services. The increase of US$9 million in the bad and doubtful debt provision reflected rising delinquency trends for credit card and other personal lending and the non-recurrence of large recoveries from corporate customers.

In mainland China, HSBC's operations reported an increase of US$2 million, or 30 per cent, in pre-tax profits compared to the first half of 2001. Net interest income grew by 9 per cent with increased reminbi lending and with increased deposits from large corporates reflecting the successful marketing of cash management products. Other operating income increased by 17 per cent with increased levels of income from credit card merchant acquiring fees and trade services. An increase in operating expenses of 39 per cent reflected increased headcount of which 169 relate to the establishment and expansion of personal and institutional banking businesses and support services. The group service centres in Guangzhou and Shanghai grew to now employ some 1,700 staff. In addition, higher advertising and marketing expenditure was raised to support commercial sponsorships for the credit card merchant acquiring business. Corporate recoveries generated a net release of bad and doubtful debt provisions compared with a net charge in the first half of 2001.

In Malaysia, HSBC Bank Malaysia reported profits before tax of US$68 million for the first half of 2002, US$33 million lower than the same period in 2001 which included higher levels of bad and doubtful debt recoveries as a result of a combination of repayments and credit upgrades following loan restructurings. Subdued corporate loan demand, intense price competition and reduced lending margins resulted in net interest income of US$81 million being US$4 million, or 5 per cent, lower than the comparable period in 2001. This was partly offset by increased interest income following significant

## Financial Review (continued)

growth in residential mortgages and credit card advances. The first half of 2002 saw growth in HSBC Bank Malaysia's mortgage portfolio, including the purchase of the ABN Amro mortgage portfolio, of US$237 million or 20 per cent and an increase of 43 per cent in average credit card advances. Net interest margin increased by 2 basis points to 2.69 per cent as wider spreads were only partially offset by a lower contribution from lower levels of net free funds. Other operating income of US$46 million was broadly in line with that reported in the first half of 2001. The continuing focus on personal banking initiatives resulted in a US$3 million increase in fee income most notably from account services and unit trust sales. This was, however, offset by lower foreign exchange dealing profits as reduced transaction volumes and increased competition resulted in tighter margins. Operating expenses of US$58 million were US$7 million lower than the first half of 2001, as lower mortgage origination drove a related reduction in mortgage incentive payments and marketing and advertising expenses were lower both on residential mortgage and credit card sales promotions. A continuing favourable credit environment generated a low net bad and doubtful debt charge of US$5 million in 2002 compared with a net release of US$27 million in the first half of 2001.

HSBC Bank Middle East reported an increase in cash basis pre-tax profits of US$14 million, or 12 per cent, largely as a result of higher fee and commission income together with lower bad debt charges and one significant bad debt recovery. Net interest income was 2 per cent higher than in the first half of 2001 reflecting growth in corporate, commercial and personal lending volumes in spite of intense competition across the region. The net interest margin rose slightly as wider spreads, on the back of improved corporate banking margins, were partially offset by a lower contribution from net free funds.

Net fee income increased by US$9 million, or 21 per cent, following growth in both personal and corporate banking products. Expansion of the financial planning management service (providing savings, retirement, education and protection planning services) increased the number of financial planning staff from 16 to 51 across the region at a cost of US$2 million, and produced a US$4 million increase in fees. Funds sold to customers, including a new Islamic Fund, rose by 146 per cent to US$145 million compared with the first half of 2001. A major

regional credit card campaign resulted in a 28 per cent increase in the number of cards in issue and generated US$1 million in additional fee income. In May, HSBC Bank Middle East launched its new personal internet banking service in the UAE and now has 5,044 registered users. The service will be rolled out around the region in the second half of the year.

A number of new trade, forfaiting and custody products were introduced for corporate and institutional customers. HSBC won 30 new regional cash management mandates, an increase of 50 per cent on the first half of last year, including eight introduced through CCF. The number of customers around the region using HSBC's electronic cash management system, Hexagon, increased by 21 per cent to 1,481 and HSBC Bank Middle East have set up a dedicated direct sales team to market a wider range of products to non-borrowing corporate customers.

Operating expenses increased by US$22 million, or 25 per cent, compared to the first half of 2001, largely as a result of expansion in both personal and corporate sales teams and investment in the new internet service. Within this, staff costs rose by US$17 million or 31 per cent. The recruitment of additional financial planning, commercial banking and credit management staff increased staff numbers by 198 and accounted for US$4 million of the growth in staff costs. Normal annual increments, a one-off payment for end-of-service benefits in the UAE, and increased pension contributions in Bahrain and the UAE accounted for the balance of the increase. Other administrative expenses increased by US$4 million as advertising costs increased to support new product launches and a number of projects were introduced to re-engineer HSBC Bank Middle East's internal processes. The new projects, together with the relocation of the computer systems to the UK are designed to reduce the cost base over the next three years.

The recovery of a significant bad debt in the UAE combined with lower bad debt charges around the region produced a net recovery of US$4 million compared to a charge of US$16 million in the first half of last year. The introduction of new credit management systems and the recruitment of 55 staff to the debt recovery unit, at a total cost of US$1 million, contributed to a US$8 million reduction in personal banking bad debts compared to the first half of last year.

Elsewhere, HSBC operations in Australia, Japan, Korea, Thailand, Indonesia and Taiwan each contributed in excess of US$25 million to pre-tax profits. HSBC's associates, The Saudi British Bank and British Arab Commercial Bank Limited, contributed US$56 million to cash basis pre-tax profits.

## North America

### Cash basis profit before tax

|  | Half-year to | | |
| --- | --- | --- | --- |
|  | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| HSBC Bank USA | 700 | 645 | 628 |
| HSBC Markets USA | (50) | 1 | (7) |
| Other USA operations | 5 | 4 | 9 |
| USA operations | 655 | 650 | 630 |
| Canadian operations | 116 | 123 | 107 |
|  | 771 | 773 | 737 |
| Princeton Note settlement | – | – | (575) |
| Group internet development – hsbc.com | (37) | (97) | (64) |
| Intermediate holding companies | (82) | (77) | (74) |
|  | 652 | 599 | 24 |

|  | Half-year to | | |
| --- | --- | --- | --- |
|  | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Net interest income | 1,265 | 1,162 | 1,240 |
| Dividend income | 12 | 16 | 13 |
| Net fees and commissions | 484 | 437 | 461 |
| Dealing profits | 71 | 211 | 113 |
| Other income | 122 | 94 | 111 |
| Other operating income | 689 | 758 | 698 |
| Total operating income | 1,954 | 1,920 | 1,938 |
| Staff costs | (751) | (714) | (698) |
| Premises and equipment | (163) | (155) | (162) |
| Other | (290) | (384) | (256) |
| Depreciation | (62) | (58) | (61) |
| Goodwill amortisation | (66) | (71) | (71) |
| Operating expenses | (1,332) | (1,382) | (1,248) |
| Operating profit before provisions | 622 | 538 | 690 |
| Provisions for bad and doubtful debts | (139) | (114) | (173) |
| Provisions for contingent liabilities and commitments |  |  |  |
| – other | (1) | (2) | (5) |
| – Princeton Note settlement | - | – | (575) |
| Amounts written off fixed asset investments | (1) | (4) | (1) |
| Operating profit | 481 | 418 | (64) |
| Share of operating (loss) in joint ventures | (2) | (3) | (4) |
| Share of operating profit/(losses) in associates | 2 | 4 | 1 |
| Gains on disposal of investments and tangible fixed assets | 105 | 109 | 20 |
| Profit on ordinary activities before tax | 586 | 528 | (47) |

|  | Half-year to | | |
| --- | --- | --- | --- |
|  | 30 June | 30 June | 31 December |
|  | 2002 | 2001 | 2001 |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 11.9 | 10.3 | 0.8 |
| Share of HSBC's pre-tax profits (cash basis excluding Princeton) (per cent) | 11.9 | 10.3 | 16.9 |
| Share of HSBC's pre-tax profits (per cent) | 11.6 | 9.7 | (1.8) |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 64.8 | 68.3 | 60.7 |
| Period-end staff numbers (Full-time equivalent basis) | 18,529 | 18,533 | 18,518 |

### Bad and doubtful debts

|  | Half-year to | | |
| --- | --- | --- | --- |
|  | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Loans and advances to customers |  |  |  |
| – specific charge |  |  |  |
| new provisions | 225 | 144 | 258 |
| releases and recoveries | (62) | (46) | (52) |
|  | 163 | 98 | 206 |
| – general charge/(release) | (24) | 16 | (33) |
| Customer bad and doubtful debt charge | 139 | 114 | 173 |
| Total bad and doubtful debt charge | 139 | 114 | 173 |
| Customer bad debt charge as a percentage of closing gross loans and advances (annualised) | 0.4% | 0.3% | 0.5% |

|  | 30 June | 30 June | 31 December |
| --- | --- | --- | --- |
| Figures in US$m | 2002 | 2001* | 2001* |
| Assets |  |  |  |
| Loans and advances to customers (net) | 77,816 | 69,727 | 72,064 |
| Loans and advances to banks (net) | 8,521 | 9,401 | 7,864 |
| Debt securities, treasury bills and other eligible bills | 43,224 | 39,563 | 45,200 |
| Total assets | 141,131 | 130,046 | 136,617 |
| Liabilities |  |  |  |
| Deposits by banks | 9,315 | 8,486 | 7,602 |
| Customer accounts | 81,503 | 79,502 | 80,022 |

* Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

The economy in the United States showed some signs of recovery in the first half of 2002, as confidence levels started to rise after the initial impact of the events of 11 September on consumer and business spending. However, the most recent

## Financial Review (continued)

confidence surveys have shown a renewed decline. Home purchases in particular were strong in the early part of the year, as the Federal Reserve maintained short-term interest rates at historically low levels. However, business confidence continued to be undermined by slow earnings growth and corporate accounting scandals and the main stock market indices all suffered sharp falls in the first half of 2002. In New York State the economy remained in recession, with weak manufacturing conditions and continuing concerns about unemployment levels.

The Canadian economy had the strongest growth of the top G7 industrialised nations in the first six months of 2001. The aggressive interest rate cuts in the second half of 2001 resulted in strong consumer spending and a buoyant housing market. Interest rates, although at lower levels than for the first half of 2001, started to rise as the Bank of Canada took steps to constrain demand and keep inflation in check. As a result of the interest rate increases, the Canadian dollar strengthened relative to the US dollar in the first half of 2002.

HSBC's trading operations in North America contributed US$771 million to HSBC's cash basis profit before tax in the first half of 2002, compared to US$773 million in the comparable period in 2001.

HSBC USA Inc's operations in the United States reported an increase of US$55 million, or 9 per cent, in cash basis profit before tax in the first half of 2002, due largely to an increased level of net interest income. HSBC's Canadian operations reported cash basis pre-tax profits of US$116 million, US$7 million lower than in the first six months of 2001 as increased levels of net interest income were more than offset by higher charges for bad and doubtful debts and restructuring charges relating to the closure of the Canadian institutional equity business. HSBC Markets USA reported a pre-tax cash basis loss of US$50 million, due largely to losses on corporate bonds.

Net interest income in North America at US$1,265 million in the first half of 2002 was US$103 million, or 9 per cent, higher than the first half of 2001. HSBC USA Inc's domestic operations average interest-earning assets increased by US$0.4 billion. Growth of US$3.4 billion in customer accounts, of which US$2.0 billion related to residential mortgages as home-owners took the opportunity, as interest rates fell, to re-mortgage at lower rates was offset by a fall in money market and

other lower yielding loans and holdings of Latin American debt securities. The net interest margin rose 27 basis points to 2.98 per cent compared to the first half of 2001. Spreads widened both on treasury investment operations as funding costs fell and on residential mortgages as the steeper yield curve allowed increased balances to be funded with low costing customer deposits. This widening in spreads was partly offset by a lower contribution from net free funds. In Canada, net interest income for the first six months of 2002 increased by US$34 million, or 15 per cent, compared with the same period in 2001. Average interest-earning assets grew by US$1.1 billion, or 6 per cent, driven largely by mortgage growth as the Canadian housing market benefited from lower interest rates. HSBC Bank Canada successfully introduced a new variable interest rate mortgage, based on a similar product available through HSBC Bank in the United Kingdom, in the second quarter of 2002, and sales of this product have been encouraging. The net interest margin rose 21 basis points to 2.71 per cent compared to the first half of 2001. A widening in spreads as higher costing funds repriced at the lower interest rates was partly offset by a reduced contribution from net free funds.

Other operating income of US$689 million was US$69 million, or 9 per cent, lower than in the first half of 2001 as strong growth in wealth management income was more than offset by lower dealing profits. Fee income at US$484 million was US$47 million, or 11 per cent, higher than in the first six months of 2001. In the United States, fee income increased by US$51 million, or 15 per cent. HSBC USA Inc's domestic operations recorded strong growth in wealth management income and now have 1,500 authorised sales professionals located in the branches able to advise customers on insurance and certain annuity products. This is in addition to the 196 specialised insurance and full service brokerage sales professionals. Fee income from brokerage and other wealth management products increased by US$22 million, and from account service charges, particularly in the New York City market, by US$7 million. Fee income in Canada fell by US$4 million, or 4 per cent as strong growth in fee income from commercial and personal banking products was offset by lower levels of fees from broking and capital market activities in the weaker equity markets. In addition the decision announced in April 2002 that HSBC was to withdraw from institutional equity trading sales and research activities in Canada

also impacted fee income.

Dealing profits at US$71 million were US$140 million, or 66 per cent, lower than in the first half of 2001. HSBC USA Inc's domestic operations reported dealing losses of US$42 million compared with dealing profits of US$58 million in the first half of 2001. Of the US$42 million losses in the first half of 2002, US$46 million related to derivatives and other commitments in mortgage banking accounted for on a mark to market basis while mortgage origination and servicing income is asymmetrically accounted for on an accruals basis. HSBC Markets USA's dealing profits fell by US$41 million, or 31 per cent, as an increase in profits on interest rate arbitrage activities was more than offset by losses on corporate bond trading positions. Credit spreads on corporate bonds widened sharply as market confidence in corporate earnings was undermined by slow earnings growth and news of corporate accounting scandals.

Operating expenses in North America, excluding goodwill amortisation, of US$1,266 million in the first half of 2002 were US$45 million, or 3 per cent, lower than the same period in 2001. Excluding the development costs associated with *hsbc.com* operating expenses were US$17 million, or 1 per cent higher than the first half of 2001. HSBC USA Inc's domestic operation's operating expenses were in line with the first six months of 2001. Staff costs rose by US$13 million as a result of higher levels of performance-related bonuses on increased wealth management and mortgage-related revenues and increases in the cost of pension and health-care provisions. HSBC Markets USA's operating expenses were US$11 million, or 7 per cent, lower than the first half of 2001 as reduced levels of performance-related bonuses on lower revenues were partly offset by the costs associated with restructuring the investment and merchant banking activities in the United States. In Canada, operating expenses were US$18 million, or 8 per cent, higher than for the first half of 2001 primarily as a result of a restructuring charge of US$17 million relating to the closure of the institutional equity business in April 2002.

The charge for bad and doubtful debts of US$139 million was US$25 million, or 22 per cent, higher than for the first six months of 2001. In the United States, new specific provisions of US$153 million were US$54 million higher than the first six months of 2001 as specific provisions were required to be raised against a small number of corporate exposures reflecting a modest deterioration in credit quality in the first half of 2002. In Canada, the provision for bad and doubtful debt charge increased to US$43 million, compared to US$29 million in the first half of 2001. New specific provisions of US$61 million were US$27 million higher than for the first half of 2001 and primarily related to an exposure in the telecommunications sector.

In terms of non-performing loans overall credit quality remained broadly stable in 2002 with non-performing loans of US$649 million at 30 June 2002 compared with US$625 million at 31 December 2001.

Profit on the sale of fixed asset investments of US$105 million primarily reflected gains on disposal by HSBC USA Inc's domestic operations of debt securities to adjust its exposure to interest rates and sovereign credit.

## Financial Review (continued)

### Latin America

### Cash basis profit before tax

| | Half-year to | | |
|---|---|---|---|
| | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Brazil | 79 | 98 | 38 |
| Argentina | (50) | 39 | (1,191) |
| Chile | 62 | 15 | 2 |
| Mexico | (1) | 8 | 6 |
| Panama | (27) | 7 | 4 |
| Other | (6) | 4 | (7) |
| | 57 | 171 | (1,148) |

| | Half-year to | | |
|---|---|---|---|
| | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Net interest income | 423 | 597 | 516 |
| | | | |
| Dividend income | 15 | 12 | – |
| Net fees and commissions | 187 | 269 | 240 |
| Dealing profits | 84 | (6) | 46 |
| Other income | 89 | 183 | 175 |
| Other operating income | 375 | 458 | 461 |
| | | | |
| Total operating income | 798 | 1,055 | 977 |
| | | | |
| Staff costs | (315) | (418) | (446) |
| Premises and equipment | (66) | (79) | (80) |
| Other | (190) | (226) | (222) |
| Depreciation | (31) | (34) | (44) |
| Goodwill amortisation | (6) | (7) | (10) |
| Operating expenses | (608) | (764) | (802) |
| | | | |
| Operating profit before provisions | 190 | 291 | 175 |
| | | | |
| Provisions for bad and doubtful debts | (127) | (130) | (810) |
| Loss from foreign currency redenomination in Argentina | (45) | – | (520) |
| Provisions for contingent liabilities and commitments | - | – | – |
| Amounts written off fixed asset investments | (2) | (2) | 1 |
| | | | |
| Operating profit/(loss) | 16 | 159 | (1,154) |
| | | | |
| Share of operating profit/(loss) in associates | - | 2 | (1) |
| Gains/(losses) on disposal of investments and tangible fixed assets | 35 | 3 | (3) |
| | | | |
| Profit/(loss) on ordinary activities before tax | 51 | 164 | (1,158) |
| | | | |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 1.0 | 2.9 | (38.7) |
| | | | |
| Share of HSBC's pre-tax profits (per cent) | 1.0 | 3.0 | (45.1) |
| | | | |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 75.4 | 71.8 | 81.1 |
| | | | |
| Period-end staff numbers (Full-time equivalent) | 26,911 | 25,568 | 28,292 |

### Bad and doubtful debts

| | Half-year to | | |
|---|---|---|---|
| | 30 June | 30 June | 31 December |
| Figures in US$m | 2002 | 2001 | 2001 |
| Loans and advances to customers | | | |
| – specific charge | | | |
| new provisions | 320 | 179 | 261 |
| releases and recoveries | (89) | (65) | (69) |
| | 231 | 114 | 192 |
| – additional general charge/(utilisation) against Argentine exposures | (114) | - | 600 |
| – general charge/(release) | 10 | 16 | 18 |
| Customer bad and doubtful debt charge | 127 | 130 | 810 |
| | | | |
| Total bad and doubtful debt charge | 127 | 130 | 810 |
| | | | |
| Customer bad debt charge as a percentage of closing gross loans and advances (annualised) | 5.5% | 3.7% | 25.7% |

| | 30 June | 30 June | 31 December |
|---|---|---|---|
| Figures in US$m | 2002 | 2001* | 2001* |
| Assets | | | |
| Loans and advances to customers (net) | 4,051 | 6,583 | 5,180 |
| Loans and advances to banks (net) | 1,343 | 3,548 | 2,367 |
| Debt securities, treasury bills and other eligible bills | 2,005 | 4,716 | 3,847 |
| Total assets | 10,776 | 19,359 | 15,218 |
| | | | |
| Liabilities | | | |
| Deposits by banks | 1,187 | 2,652 | 1,849 |
| Customer accounts | 5,547 | 9,686 | 8,556 |

\*  *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

The main focus in Latin America continues to be Argentina and Brazil. Although the IMF and other multilaterals have agreed to roll over Argentina's forthcoming repayments, there is still considerable uncertainty regarding the Government's approach to banking sector restructuring, budgetary policy, and relations with both the central bank and private utility firms. The Argentine economy is expected to experience its fourth successive year of recession, although the crisis that began in December 2001 will produce a very large contraction in GDP this year. This contraction is producing levels of unemployment and poverty which Argentina has not seen in recent memory. The combination of weak demand and a very large exchange rate depreciation has resulted in falling real wages and continuing political unrest. An election has been called for March 2003.

During the second quarter of 2002 Brazil experienced a sharp decline in the exchange rate together with upward pressure on domestic interest rates, as the economy was tainted by the unfolding crisis in Argentina, the sharp fall in US and European equity markets, and the growing concerns over the future of Brazil's policymaking environment given the uncertainty surrounding the outcome of the presidential elections in October. These unsettled conditions have kept the Brazilian economy in recession, and have resulted in rising uncertainty about the debt dynamics of the Brazilian public sector. The most common measurement of Brazil's country risk premium rose from a low of 698 basis points over US treasuries (in April 2002) to more than 2,000 basis points in late July.

HSBC's operations in Latin America reported a cash basis pre-tax profit of US$57 million in the first six months of 2002, 67 per cent, or US$114 million lower than the first six months of 2001, but US$1,205 million higher than the US$1,148 million loss in the second half of 2001. Pre-tax profits in the first six months of 2002 were bolstered by a gain on disposal of the stake in Banco Santiago S.A. At constant exchange rates, HSBC's operations in Latin America reported cash basis pre-tax profits US$76 million, or 57 per cent, lower than the first six months of 2001.

In Brazil, cash basis profit before tax of US$79 million was US$19 million, or 19 per cent, lower than in the first half of 2001 reflecting the unsettled economic conditions in the region. At constant exchange rates, pre-tax profits in Brazil were US$5 million lower than in the first half of 2001. HSBC's operations in Argentina reported cash basis pre-tax losses for the first six months of 2002 of US$50 million compared to a pre-tax profit of US$39 million for the comparable period in 2001. The current period's results include losses of US$45 million arising from court decisions relating to frozen formerly US dollar-denominated customer deposits. These had previously been converted to pesos as part of the 'pesification' of the in-country US dollar assets and liabilities in 2001 and were required to be repaid to customers at free market rates. At constant exchange rates, pre-tax contributions from Argentina were US$65 million lower than in the first six months of 2001.

The following commentary on Latin America's results is based on constant exchange rates.

Net interest income in Latin America at US$423 million was US$48 million, or 10 per cent lower than in the first half of 2001. In Brazil, net interest income was US$9 million, or 2 per cent, lower than in the first half of 2001 as the effect of lower average interest-earning assets was only partially offset by improved net interest margin. Average interest-earning assets fell by US$592 million compared to the first half of 2001 as, in the unsettled economic environment, HSBC reduced the level of local debt securities and moved to a more conservative positioning of its balance sheet. Net interest margin increased by 118 basis points as an improvement in spread from a change in asset mix towards higher-yielding customer advances was only partially offset by the reduced benefit from lower levels of net free funds.

In Argentina, net interest income was US$37 million, or 73 per cent, lower than the first half of 2001. The net interest margin for the bank in Argentina worsened significantly by 787 basis points to minus 2.36 per cent in the first half of 2002 due to a combination of narrower spreads and the costs associated with the funding of the non-performing loan portfolio. The narrowing in spreads additionally reflected the asymmetrical treatment of the inflation adjustment ('CER') on pesified assets and liabilities, increased levels of suspended interest and the high cost of funding liquidity lines. CER, which is included in these results as an adjustment to interest, is an inflation adjustment applied to all pesified sovereign debt and deposit balances and certain (primarily commercial and corporate) customer loans and is payable on maturity. Pesified mortgages and personal loans are specifically excluded from the scope of CER.

Other operating income of US$375 million was US$48 million, or 15 per cent, higher than the first half of 2001 as an increase of US$88 million in dealing profits was only partially offset by lower fees and insurance related income.

The increased contribution from dealing profits was partially offset by a fall in fee income of US$25 million, or 12 per cent, in the first six months of 2002 compared to the same period in 2001. In Brazil, unsettled markets and increased competition for customers' business resulted in a US$21 million, or 12 per cent fall, primarily in transactional and

## Financial Review (continued)

business related services. Fee income from account services, collections of trade bills and interbank transactions declined as the lack of inward investment and uncertainty in the markets dented both business and consumer confidence and as a result transaction volumes fell. Fees from funds under management were US$3 million lower than in the first half of 2001 and funds under management in Brazil of US$7 billion were unchanged from the level at 31 December 2001. In Argentina, fee income fell by US$4 million, or 18 per cent, as rising unemployment and lack of business confidence resulted in a reduction in fee-earning opportunities. In addition, fee income in the first half of 2001 included fees earned from being an arranger and market-maker for Argentine government bond auctions. In Argentina, insurance and pensions related income fell by US$28 million, or 62 per cent, as a result of a deteriorating underwriting result as the level of claims grew, the sale of annuities were suspended by the local regulators and the effect of higher unemployment impacted the levels of fees from pension funds.

Operating expenses (excluding goodwill amortisation) of US$602 million were US$31 million, or 5 per cent, higher than the first half of 2001. In Brazil, operating expenses of US$474 million were US$25 million, or 6 per cent, higher than the first half of 2001. Staff costs increased by 4 per cent, primarily due to an industry-wide union-agreed pay deal. Other expenses increased by US$16 million, or 8 per cent, as HSBC's Brazilian operations continued to invest in electronic distribution channels and information technology. In Argentina, operating expenses remained at the same level as for the first six months of 2001 as cost containment measures were introduced in the wake of the economic situation.

The provision for bad and doubtful debts of US$127 million was US$27 million higher than the first half of 2001, but US$23 million lower than the second half of 2001, excluding the additional general provision for Argentina. In Brazil, the bad debt charge of US$84 million was unchanged from the first half of 2001. New specific provisions of US$165 million, which included losses on a major corporate exposure, were offset by releases of provisions against personal exposure as pro-active management of the personal portfolio resulted in an improvement in the portfolio quality. In Argentina new specific provisions raised of US$114 million

were US$103 million higher than the first six months of 2001 and were charged against the additional general provision raised in December 2001. The provision coverage ratio on the Argentine loan portfolio remains above 60 per cent with the level of non-performing loans having reached 70 per cent of the non-government loan book. The charge for bad and doubtful debts in Panama was US$40 million higher than in the first half of 2001 reflecting the deterioration in credit quality of a few corporate exposures and augmentation of the general provision.

In April 2002, HSBC realised a gain of US$38 million on the disposal of its 6.99 per cent stake in Banco Santiago S.A.

## Analysis by line of business

**Profit on ordinary activities before tax (cash basis) by line of business**

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| Personal Financial Services | 1,879 | 34.4 | 1,837 | 31.5 | 1,667 | 56.1 |
| Commercial Banking | 1,503 | 27.5 | 1,339 | 22.9 | 1,046 | 35.3 |
| Corporate, Investment Banking and Markets | 1,941 | 35.6 | 2,218 | 38.0 | 1,812 | 61.1 |
| Private Banking | 234 | 4.3 | 192 | 3.3 | 220 | 7.4 |
| Other | (99) | (1.8) | 254 | 4.3 | (1,778) | (59.9) |
| | 5,458 | 100.0 | 5,840 | 100.0 | 2,967 | 100.0 |

The data presented on pages 32 to 38 reflects an analysis of HSBC's results and of certain key balance sheet amounts by line of business. This provides additional and complementary analysis to HSBC's segmental reporting by geographic region.

The results are presented in accordance with the accounting policies used in the preparation of HSBC's consolidated financial statements. HSBC's operations are closely integrated and, accordingly, the presentation of line of business data includes internal allocations of certain items of income and expenses. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic basis they necessarily involve a degree of subjectivity.

Where relevant, income and expenses include the results of inter-company and inter-business line transactions. Such transactions are undertaken on arm's-length terms. Intra-segment funding and placement of surplus funds are undertaken at market interest rates.

The reported results of each line of business include the funding benefit of the shareholders' funds

allocated to that business. Shareholders' funds are generally allocated to lines of business on the basis of economic capital measures including the relative risk weighted assets of each operation.

In the analysis of line of business, the total operating income and operating expenses include intra-HSBC items of US$533 million in the first half of 2002, US$530 million in the first half of 2001 and US$553 million in the second half of 2001.

## Personal Financial Services

### Cash basis profit before tax

| | Half-year to | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| Europe | 533 | 28.3 | 621 | 33.9 | 470 | 28.2 |
| Hong Kong | 898 | 47.8 | 869 | 47.3 | 762 | 45.7 |
| Rest of Asia-Pacific | 63 | 3.4 | 22 | 1.2 | 58 | 3.5 |
| North America | 399 | 21.2 | 280 | 15.2 | 373 | 22.4 |
| Latin America | (14) | (0.7) | 45 | 2.4 | 4 | 0.2 |
| | 1,879 | 100.0 | 1,837 | 100.0 | 1,667 | 100.0 |

| | Half-year to | | |
| --- | --- | --- | --- |
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income | 3,672 | 3,366 | 3,510 |
| Dividend income | 4 | 3 | 2 |
| Net fees and commissions | 1,535 | 1,503 | 1,459 |
| Dealing profits | 15 | 60 | (7) |
| Other income | 395 | 375 | 481 |
| Other operating income | 1,949 | 1,941 | 1,935 |
| Total operating income | 5,621 | 5,307 | 5,445 |
| Operating expenses (excluding goodwill amortisation) | (3,276) | (3,273) | (3,335) |
| Operating profit before provisions | 2,345 | 2,034 | 2,110 |
| Provisions for bad and doubtful debts | (435) | (363) | (409) |
| Provisions for contingent liabilities and commitments | (21) | (1) | (16) |
| Amounts written off fixed asset investments | - | (2) | (3) |
| Operating profit | 1,889 | 1,668 | 1,682 |
| Share of operating profit/(losses) in associated undertakings | (16) | (30) | (26) |
| Gains on disposal of investments and tangible fixed assets | 6 | 199 | 11 |
| Profit on ordinary activities before tax (cash basis) | 1,879 | 1,837 | 1,667 |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 34.4 | 31.5 | 56.1 |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 58.3 | 61.7 | 61.2 |

## Selected balance sheet data (third party items only)

| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| --- | --- | --- | --- |
| Loans and advances to customers (net) | 126,018 | 108,489 | 114,982 |
| Customer accounts | 240,468 | 220,455 | 229,903 |

The Personal Financial Services line of business covers individual customers, including those who are self-employed. International high net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this segment.

On a cash basis, Personal Financial Services pre-tax profit for the half-year of US$1,879 million, represented 34 per cent of total profits. This was broadly in line with the first half of 2001, which benefited from the sale of British Interactive Broadcasting in May 2001. At the operating level, profit rose by 13 per cent to US$1,889 million, driven by a 6 per cent rise in operating income, while operating expenses remained flat. This is reflected in an improved cost:income ratio, which fell from 61.7 per cent to 58.3 per cent.

The turbulent equity markets in the first half of 2002 clearly impacted the investment preferences of personal customers. Sales of capital protected products and insurance grew strongly. Current account and savings balances rose significantly as customers sought security and liquidity.

HSBC's margins benefited from this shortening of liability maturities. With equity markets out of favour and interest rates low, personal customers turned to real estate as a channel for investment flows, driving strong demand for mortgages particularly in the UK and the USA. Personal lending growth was also strong and HSBC's credit card businesses expanded in terms of cards in issue, revenues and revolving balances. Consequent upon this growth, credit costs also expanded, particularly in Hong Kong where increased provisions for credit card accounts reflected higher bankruptcies due to rising levels of unemployment, which lowered the profitability of this business. Offsetting this in part, credit costs on the Hong Kong mortgage book fell as prices stabilised and non-performing mortgages declined.

The personal businesses in Latin America were constrained by the severe economic conditions in Argentina and a slowdown in growth in Brazil pending the forthcoming elections.

## Financial Review (continued)

Within Argentina, the additional general bad debt provision raised in the second half of 2001 was partially utilised to absorb specific bad debt provisions of US$30 million.

The first half of 2002 included a full six months contribution from the acquisition of Demirbank in Turkey and NRMA Building Society in Australia; both performed in line with expectations and are integrating well into HSBC.

### Commercial Banking

#### Cash basis profit before tax

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| Europe | 692 | 46.1 | 566 | 42.3 | 420 | 40.1 |
| Hong Kong | 374 | 24.9 | 375 | 28.0 | 351 | 33.6 |
| Rest of Asia-Pacific | 214 | 14.2 | 142 | 10.6 | 135 | 12.9 |
| North America | 199 | 13.2 | 214 | 16.0 | 158 | 15.1 |
| Latin America | 24 | 1.6 | 42 | 3.1 | (18) | (1.7) |
| | 1,503 | 100.0 | 1,339 | 100.0 | 1,046 | 100.0 |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income | 1,861 | 1,878 | 1,943 |
| Dividend income | 17 | 4 | 3 |
| Net fees and commissions | 892 | 815 | 856 |
| Dealing profits | 50 | 53 | 50 |
| Other income | 246 | 214 | 208 |
| Other operating income | 1,205 | 1,086 | 1,117 |
| Total operating income | 3,066 | 2,964 | 3,060 |
| Operating expenses (excluding goodwill amortisation) | (1,478) | (1,446) | (1,590) |
| Operating profit before provisions | 1,588 | 1,518 | 1,470 |
| Provisions for bad and doubtful debts | (146) | (187) | (475) |
| Provisions for contingent liabilities and commitments | 14 | 8 | 8 |
| Amounts written off fixed asset investments | (13) | – | (1) |
| Operating profit | 1,443 | 1,339 | 1,002 |
| Share of operating profit/(losses) in associated undertakings | 11 | (4) | 38 |
| Gains on disposal of investments and tangible fixed assets | 49 | 4 | 6 |
| Profit on ordinary activities before tax (cash basis) | 1,503 | 1,339 | 1,046 |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 27.5 | 22.9 | 35.3 |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 48.2 | 48.8 | 52.0 |

#### Selected balance sheet data (third party items only)

| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| Loans and advances to customers (net) | 88,718 | 82,624 | 81,999 |
| Customer accounts | 83,433 | 80,443 | 81,038 |

Commercial Banking covers middle market and smaller commercial relationships which fall between the Personal Financial Services and Corporate and Institutional Banking segments.

The Commercial Banking line of business contributed US$1,503 million to pre-tax profits (cash basis) in the first half of 2002 which represented 28 per cent of such profits. These profits were US$164 million or 12 per cent higher than the first half of 2001, mainly reflecting gains on disposal of investments by CCF, increased fees and commissions and lower provisions for bad and doubtful debts in Asia.

Net interest income reduced by US$17 million or 1 per cent compared with the first half of 2001.

In Europe, net interest income increased due to significant growth in current account, deposit and loan balances, partially offset by narrower spreads from current accounts, reflecting lower base rates. In North America, net interest income increased mainly due to the availability of low cost deposits to fund the asset portfolio together with growth in property lending.

Reductions in Hong Kong were due to lower spreads on trade finance, current accounts, overdrafts and commercial loans. The rest of Asia-Pacific saw a reduction in net interest income mainly reflecting subdued commercial loan demand and competitive pressures on lending margins. In Latin America, net interest income, was lower due to reduced margins in Argentina and lower volumes in Brazil.

Business internet banking allied with better customer relationship management systems is facilitating greater customer contact and thereby improved sales penetration.

Other operating income was US$119 million or 11 per cent higher than the first half of 2001 reflecting growth from business protection products, stakeholder pension income and overdraft fees.

Operating expenses were broadly in line with 2001 reflecting modest growth in Europe due to one-off costs related to the introduction of the euro, offset by lower retirement benefit costs in Hong Kong. Reflecting HSBC's implementation of group service centres, there are now 15,000 calls from UK business telephone banking customers being answered in Hyderabad each week, where there are 33 customer service representatives taking calls with a further 40 in training. Provisions for bad and doubtful debts fell by US$41 million or 22 per cent due to a reduction in the level of specific provisions raised in Asia offset by increases in North America and Europe.

Within Argentina, the additional general bad debt provision raised in the second half of 2001 was partially utilised to absorb specific bad debt provisions of US$69 million.

Gains on disposal of investments increased by US$45 million, mainly due to the sale of CCF's 50 per cent holding in Lixxbail to its joint venture partner.

The first half of 2002 included a full six months contribution from the acquisition of Banque Hervet in France and Demirbank in Turkey; both performed in line with expectations and are integrating well into HSBC.

As a result of the UK's Competition Commission Review of banking services to small and medium size businesses, the necessary actions to implement the pricing adjustments proposed are underway and will be in place by the end of 2002, at an estimated cost to HSBC of GBP80 million in a full year.

## Corporate, Investment Banking and Markets

### Cash basis profit before tax

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| Europe | 778 | 40.1 | 854 | 38.5 | 584 | 32.2 |
| Hong Kong | 594 | 30.6 | 608 | 27.4 | 636 | 35.1 |
| Rest of Asia-Pacific | 366 | 18.9 | 453 | 20.4 | 272 | 15.0 |
| North America | 140 | 7.2 | 230 | 10.4 | 208 | 11.5 |
| Latin America | 63 | 3.2 | 73 | 3.3 | 112 | 6.2 |
| | 1,941 | 100.0 | 2,218 | 100.0 | 1,812 | 100.0 |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income | 1,839 | 1,594 | 1,824 |
| Dividend income | 113 | 80 | 58 |
| Net fees and commissions | 1,032 | 1,101 | 1,016 |
| Dealing profits | 493 | 695 | 716 |
| Other income | 267 | 291 | 277 |
| Other operating income | 1,905 | 2,167 | 2,067 |
| Total operating income | 3,744 | 3,761 | 3,891 |
| Operating expenses (excluding goodwill amortisation) | (1,910) | (1,927) | (1,972) |
| Operating profit before provisions | 1,834 | 1,834 | 1,919 |
| Provisions for bad and doubtful debts | (128) | 111 | (145) |
| Provisions for contingent liabilities and commitments | 15 | (13) | (1) |
| Amounts written off fixed asset investments | (11) | (30) | (42) |
| Operating profit | 1,710 | 1,902 | 1,731 |
| Share of operating profit/(losses) in associated undertakings | 20 | 48 | (5) |
| Gains on disposal of investments and tangible fixed assets | 211 | 268 | 86 |
| Profit on ordinary activities before tax (cash basis) | 1,941 | 2,218 | 1,812 |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 35.6 | 38.0 | 61.1 |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 51.0 | 51.2 | 50.7 |

### Selected balance sheet data (third party items only)

| | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| Figures in US$m | | | |
| Loans and advances to banks (net) | 83,335 | 97,942 | 83,312 |
| Loans and advances to customers (net) | 112,943 | 95,539 | 99,254 |
| Debt securities, treasury bills and other eligible bills | 164,948 | 147,956 | 155,330 |
| Deposits by banks | 57,299 | 61,315 | 49,785 |
| Customer accounts | 97,396 | 91,445 | 88,612 |

This segment covers HSBC's Corporate and Institutional Banking and Investment Banking and Markets businesses. The results of these businesses are shown together to reflect the role of HSBC's Investment Banking and Markets operation in providing integrated solutions to the major international clients of the Corporate and Institutional Banking business.

## Financial Review (continued)

Corporate, Investment Banking and Markets contributed US$1,941 million to pre-tax profits (cash basis) in the first half of 2002 which represented 36 per cent of HSBC's pre-tax profits. In what have been exceptionally difficult market conditions with corporate credit spreads widening sharply and equity market weakness worldwide, operating profit before provisions remained at the same level as the first half of 2001. This performance reflected the strength of HSBC's treasury businesses which continued to benefit from the fall in interest rates in 2001. Supporting this, continuing alignment of HSBC's corporate customer base with the skill base available in the capital markets and investment banking areas led to strong growth in mandates from HSBC's corporate customers. HSBC was ranked first in the first half of 2002 for (all currencies) bond issuance for both UK and French corporates by Capital DATA Bondware. Although fee revenues from equity markets were significantly lower globally, HSBC's refocusing on its geographic and sector strengths carried out in 2001 meant that investment banking fee income was only 12 per cent lower than the first half of 2001.

Equity brokerage saw a sizeable reduction in revenues reflecting market conditions and reduced coverage. In aggregate, however cost savings resulting from the restructuring initiatives carried out at the end of 2001 were greater than the reduction in revenues experienced due to the turbulent equity markets during the first half of 2002.

The level of pre-tax profits performance in the first half of 2002 at US$1,941 million was 13 per cent lower than the first half of 2001 principally due to increased provisions for bad and doubtful debts. The first half of 2001 benefited from the recovery of residual provisions against the historical exposure to Olympia & York, whereas the first half of 2002 suffered from provisioning against a small number of telecommunications related exposures.

Within dealing profits, revenues from foreign exchange activities were 12 per cent higher than the first half of 2001 and in line with the second half. FXall, in which HSBC was a co-founder and which was launched in 2001, consolidated its position during the first half as the leading electronic foreign exchange dealing platform, enabling institutions and customers to trade on line.

As the market continues to shift towards electronic methods of payment, HSBC is developing e-commerce functionality to complement its payments and cash management propositions. HSBC has been one of the first to pilot Continuous Linked Settlement (CLS) services. When fully launched in the second half of 2002, CLS will significantly reduce foreign exchange market risk. Additionally, CCF has shown a strong performance and is becoming an increasingly important component of HSBC's global business, demonstrated by the increased customer referrals between CCF and other parts of HSBC.

Although the trade services market remains difficult, income levels have been broadly maintained. HSBC continues to develop this business area and has acquired Acordis Export Services in the UK, has expanded its factoring business in Taiwan and launched Documentary Express, an internet based trade documents preparation site in Asia.

In Global Custody, operations have been impacted by the fall in markets but this has, in part, been compensated for by increased trading volumes. The relative strength of several Asian markets and new business won over the last twelve months means that this operation is performing in line with expectations.

HSBC's Asset Management business attracted a net inflow of client funds during the period of US$5.1 billion and maintained revenues slightly lower than the comparable period in 2001 reflecting lower management fees. HSBC's acquisition in Taiwan during 2001, HSBC Asset Management (Taiwan), formerly China Securities Investment Trust Corp, performed satisfactorily and is being successfully integrated into HSBC. HSBC Asset Management continued to work closely with the retail network in designing products for distribution, contributing to the US$1.9 billion increase in capital guaranteed funds from HSBC's networks in Hong Kong, and achieved positive sales of defined contribution pension products (including the Mandatory Provident Fund in Hong Kong).

Private Equity improved on its performance in the first half of 2001 contributing US$40 million in pre-tax profits with its focus on investing in medium sized traditional businesses proving attractive in the current environment. Elsewhere disposal profits were lower as 2001 benefited from the sale of a number of long term investments, notably Central Registration in Hong Kong and Pulsiv and ERGO in Germany.

Within Argentina, the additional general bad

000039

debt provision raised in the second half of 2001, was partially utilised to absorb specific bad debt provisions of US$15 million.

## Private Banking

### Cash basis profit before tax

| | Half-year to | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2002 | | 30 June 2001 | | 31 December 2001 | |
| | US$m | % | US$m | % | US$m | % |
| Europe | 138 | 59.0 | 121 | 63.0 | 189 | 86.0 |
| Hong Kong | 57 | 24.4 | 43 | 22.4 | 41 | 18.6 |
| Rest of Asia-Pacific | 15 | 6.4 | 4 | 2.1 | (20) | (9.1) |
| North America | 30 | 12.8 | 22 | 11.5 | 15 | 6.8 |
| Latin America | (6) | (2.6) | 2 | 1.0 | (5) | (2.3) |
| | 234 | 100.0 | 192 | 100.0 | 220 | 100.0 |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income | 262 | 261 | 269 |
| Dividend income | - | 2 | 2 |
| Net fees and commissions | 316 | 297 | 299 |
| Dealing profits | 75 | 62 | 62 |
| Other income | 41 | 38 | 25 |
| Other operating income | 432 | 399 | 388 |
| Total operating income | 694 | 660 | 657 |
| Operating expenses (excluding goodwill amortisation) | (456) | (443) | (448) |
| Operating profit before provisions | 238 | 217 | 209 |
| Provisions for bad and doubtful debts | (7) | (7) | 36 |
| Provisions for contingent liabilities and commitments | (9) | (36) | (10) |
| Amounts written off fixed asset investments | (10) | – | (2) |
| Operating profit | 212 | 174 | 233 |
| Share of operating profit/(losses) in associated undertakings | 1 | 3 | (3) |
| Gains on disposal of investments and tangible fixed assets | 21 | 15 | (10) |
| Profit on ordinary activities before tax (cash basis) | 234 | 192 | 220 |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | 4.3 | 3.3 | 7.4 |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 65.7 | 67.1 | 68.2 |

### Selected balance sheet data (third party items only)

| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| Loans and advances to customers (net) | 12,452 | 10,388 | 11,005 |
| Customer accounts | 49,106 | 48,730 | 50,233 |

Private Banking provides world class financial services to high net worth individuals and their families.

Private Banking contributed US$234 million to HSBC's pre-tax profits (cash basis) and represented 4 per cent of such profits.

In very difficult investment markets, the encouraging growth in revenues achieved, which rose US$34 million to US$694 million, together with the US$14.8 billion net inflow of client funds, during the previous 12 months, evidenced the strength of the customer base and the successful integration of the very large number of businesses now managed in Group Private Banking. Revenue growth was also achieved after repositioning the investment portfolios at the end of 2001 in anticipation of the deteriorating credit markets and uncertain economic conditions which were evident. Increasing revenues also reflected growing tailoring of products to customer needs, together with growth in customer assets under management.

With the London real estate market buoyant, Property Vision, HSBC's real estate advisory business in London, which was acquired last year, has been successfully integrated into HSBC.

Cost rationalisation from the integrations completed at the end of last year are now coming through and will continue throughout the rest of the year.

The future of the Private Banking business depends on increasing levels of services and tailoring of trustee and tax advice and with this in mind HSBC USA Inc has subsequent to 30 June, 2002, completed the recruitment of 25 partners and 180 professionals of Arthur Andersen's US High Net Worth Private Client tax team.

## Financial Review (continued)

### Other

#### Cash basis profit before tax

| | Half-year to | | |
|---|---|---|---|
| | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| | US$m | US$m | US$m |
| Europe | 38 | 215 | 142 |
| Hong Kong | (23) | 160 | 38 |
| Rest of Asia-Pacific | 12 | 17 | 13 |
| North America | (116) | (147) | (730) |
| Latin America | (10) | 9 | (1,241) |
| | (99) | 254 | (1,778) |

| | Half-year to | | |
|---|---|---|---|
| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
| Net interest income | (41) | 93 | (13) |
| Dividend income | 22 | 10 | 22 |
| Net fees and commissions | 82 | 52 | 72 |
| Dealing profits | 12 | 6 | (12) |
| Other income | 436 | 478 | 518 |
| Other operating income | 552 | 546 | 600 |
| Total operating income | 511 | 639 | 587 |
| Operating expenses (excluding goodwill amortisation) | (559) | (590) | (664) |
| Operating profit/(loss) before provisions | (48) | 49 | (77) |
| Provisions for bad and doubtful debts | 1 | 5 | (3) |
| Argentine general provision | – | – | (600)* |
| Provisions for contingent liabilities and commitments | (2) | – | (13) |
| Princeton Note provision | – | – | (575) |
| Loss from foreign currency redenomination in Argentina | (45) | – | (520) |
| Amounts written off fixed asset investments | (105) | (21) | (24) |
| Operating profit/(loss) | (199) | 33 | (1,812) |
| Share of operating profit/(losses) in associated undertakings | 37 | 31 | 29 |
| Gains on disposal of investments and tangible fixed assets | 63 | 190 | 5 |
| Profit/(loss) on ordinary activities before tax (cash basis) | (99) | 254 | (1,778) |
| Share of HSBC's pre-tax profits (cash basis) (per cent) | (1.8) | 4.3 | (59.9) |
| Cost:income ratio (excluding goodwill amortisation) (per cent) | 109.4 | 92.3 | 113.1 |

\* In the first half of 2002, this provision was partially utilised to absorb specific bad debt provisions raised against Personal Financial Services (US$30 million), Commercial Banking (US$69 million) and Corporate, Investment Banking and Markets (US$15 million).

### Selected balance sheet data (third party items only)

| Figures in US$m | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| Loans and advances to customers (net) | 1,926 | 2,431 | 1,409 |
| Customer accounts | 375 | 755 | 205 |

The main items reported under Other are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including *hsbc.com*, centrally held investment companies and HSBC's holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC.

Net fees and commissions and other income of HSBC's wholesale insurance operations amounted to US$173 million in the first half of 2002 and US$114 million in the first half of 2001.

The provision for the diminution in value of a minority holding in a European life company acquired in the CCF acquisition has also been reported in this section.

### Future accounting developments

The Accounting Standards Board (UK GAAP) and the Financial Accounting Standards Board (US GAAP) have issued the following accounting standards, which become effective in future financial statements. HSBC is currently reviewing the likely impact of these statements.

#### UK GAAP

FRS 17 'Retirement benefits' was issued in December 2000. FRS 17 when applied in full will replace SSAP 24 'Accounting for pension costs', UITF Abstract 6 'Accounting for post-retirement benefits other than pensions' and UITF Abstract 18 'Pension costs following the 1997 tax changes in respect of dividend income'. There are also amendments to other accounting standards and UITF Abstracts.

FRS 17 prescribes the following:

- the accounting for defined contribution schemes remains unchanged;

000041

- in respect of defined benefit schemes, financial statements reflect at fair value the assets and, at actuarial valuation using the projected unit method, the liabilities arising from an employer's retirement benefit obligations and any related funding;

- in respect of defined benefit schemes, the operating costs of providing retirement benefits to employees are recognised in the accounting period(s) in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and

- the financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities.

FRS 17 required additional disclosure in HSBC's 2001 year-end financial statements with regard to the closing balance sheet position under the standard. Additional disclosure required in HSBC's 2002 year-end financial statements relates to the opening and closing balance sheet position under FRS 17 together with the performance statement items. The profit and loss account items comprise the current service cost, expected rate of return on assets and interest cost. Actuarial gains and losses will be recognised in reserves through the Statement of Total Consolidated Recognised Gains and Losses. Under FRS 17 in its current form, the primary statement impact will be recognised initially from 1 January 2003. In July 2002, the ASB issued an exposure draft 'Amendment to FRS 17 'Retirement benefits' and Financial Reporting Standard for Smaller Entities (FRSSE)'. The exposure draft proposes to defer the full accounting impact of FRS 17 and to extend the period during which the transitional disclosures required by FRS 17 are included in the 'Notes on the Financial Statements'. As at 31 December 2001, the impact of FRS 17 would have resulted in a net unprovided pension liability of US$896 million.

## US GAAP

SFAS 143 'Accounting for Asset Retirement Obligations' was issued in August 2001. The Statement is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognised in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact on HSBC's US GAAP financial statements.

SFAS 144 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' was issued in October 2001. The Statement supersedes SFAS 121 and is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS 144 retains many of the fundamental principles of SFAS 121 but differs from it in that it excludes goodwill and intangible assets from its provisions and provides greater direction relating to the implementation of its principles. Adoption is not expected to have a material impact on HSBC's US GAAP financial statements.

SFAS 145 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections' was issued in April 2002. The Statement rescinds the requirement in SFAS 4 that material gains and losses on the extinguishment of debt be treated as extraordinary items. The Statement also amends the accounting guidance in SFAS 13 for transactions where a capital lease is replaced by an operating lease, so that transactions of this type are treated as sale and leaseback transactions. Finally, the standard makes a number of inconsequential and other technical corrections to other standards. The provisions of the statement relating to the rescission of SFAS 4 are effective for fiscal years beginning after 15 May 2002. Provisions of the Statement relating to the amendment of SFAS 13 are effective for transactions occurring after 15 May 2002 and the other provisions of the statement are effective for financial statements issued on or after 15 May 2002. Adoption is not expected to have a material effect on HSBC's US GAAP financial statements.

The Financial Accounting Standards Board issued SFAS 146 'Accounting for Exit or Disposal Activities' in July 2002, which will prescribe the way in which costs associated with exit or disposal activities are to be determined and the timing of their recognition. The statement will also provide guidance for the reporting and disclosure of these costs. HSBC is currently reviewing the impact of applying the statement, which will be effective for disposal activities initiated after 31 December 2002.

## Financial Review (continued)

### Risk management

All of HSBC's activities involve analysis, evaluation and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes cross-border risk), liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

The Directors are responsible for internal controls in HSBC including the management of risk and for reviewing the effectiveness of the systems of control. Key procedures that the Directors have established are reflected in HSBC's risk management policy which is designed to identify and analyse credit risk, liquidity and market risk, operational risk and other risks, to set appropriate risk limits, and to monitor these risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products. Training, individual responsibility and accountability and a disciplined cautious and conventional culture of control lie at the heart of HSBC's management of risk.

The Group Executive Committee, comprising executive Directors and Group General Managers appointed by the Board of Directors, formulates risk management policy, monitors risk and regularly reviews the effectiveness of HSBC's risk management policies.

### Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with HSBC. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

Within Group Head Office, Group Credit and Risk is mandated to provide high level centralised management of credit risk for HSBC on a worldwide basis. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

- Formulation of high level credit policies. These are embodied in HSBC standards with which all

HSBC subsidiaries are required to comply in formulating their own more detailed credit policies and procedures, which are written in each HSBC subsidiary's dedicated credit policy manuals. The credit policies and procedures are monitored by Group Credit and Risk.

- Establishment and maintenance of HSBC's large credit exposure policy which sets controls at the HSBC level on exposures to customers and customer groups and on other risk concentrations. HSBC's policy, which is designed to be more conservative than the internationally accepted regulatory standards, is required to be adopted by all the banking subsidiaries within HSBC.

- Issue of lending guidelines which provide HSBC subsidiaries with clear guidance on HSBC's attitude towards and appetite for lending to, amongst others, different market sectors, industries and products. Each HSBC subsidiary and major business unit is required to produce its own lending guidelines which conform with the HSBC guidelines and which are regularly updated and provided to all credit and marketing executives.

- An independent review and objective assessment of risk. Group Credit and Risk undertakes an independent assessment of all commercial non-bank credit facilities over designated limits originated by all HSBC's subsidiaries, prior to the facilities being offered to the customer. The business may not proceed without the concurrence of Group Credit and Risk. Similarly, renewals and reviews of commercial non-bank facilities over designated levels are subject to review by and concurrence of Group Credit and Risk.

- Control of exposures to banks and financial institutions. HSBC's credit and settlement risk limits to counterparties in the financial and government sectors are approved centrally to optimise the use of credit availability and to avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures on a global basis using centralised systems and automated processes. Full authority is devolved to this unit by the respective HSBC subsidiaries.

- Control of cross-border exposures. Control of country and cross-border risk is also managed

by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis.

- Control of exposures to certain industries. Group Credit and Risk controls HSBC's exposure to the shipping and aviation industries, and closely monitors exposures to other industries or products such as telecoms and commercial real estate. Controls, such as restrictions on new business or the capping of exposure within HSBC subsidiaries, may be introduced where necessary.

- Maintenance of HSBC's universal facility grading process. HSBC's grading structure contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. In the case of banks, the grading structure involves nine tiers, five of which cover satisfactory risk. It is the responsibility of the final approving executive to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly.

- Review of efficiency and effectiveness of subsidiaries' credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of the local portfolios and corrective action is taken where necessary.

- Reporting to senior executives on aspects of the HSBC loan portfolio. Reports are produced for senior management, including the Group Executive Committee, Group Audit Committee and the Board, covering:

  - risk concentrations and exposures to industry sectors;
  - large customer group exposures;
  - emerging market debt and provisioning;
  - large non-performing accounts and provisions;
  - specific segments of the portfolio;

  - commercial real estate, telecoms, aviation, shipping, credit cards, as well as ad hoc reviews as necessary; and
  - country limits and cross-border exposures.

- Management and direction of credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is currently rolling out a new standard corporate credit application system.

- Provision of advice and guidance to HSBC's subsidiaries. In order to promote best practice throughout HSBC, advice is given and procedures approved where necessary on numerous credit-related issues such as:

  - regulatory issues;
  - environmental policy;
  - credit scoring;
  - new products;
  - training courses; and
  - credit-related reporting.

- Primary interface for credit-related issues on behalf of HSBC Holdings with external parties including the Bank of England and the UK Financial Services Authority ('FSA'), the rating agencies and corporate analysts and counterparts in the world's major banks, and non-bank financial institutions.

In each of HSBC's subsidiaries, local management is responsible for the quality of its credit portfolio. Each major subsidiary has an appointed Chief Credit Officer, who reports to the local Chief Executive Officer, with a functional reporting line to the Group General Manager, Group Credit and Risk. Each subsidiary has established a credit process involving credit policies, procedures and lending guidelines conforming with HSBC requirements, and credit approval authorities delegated from the Board of Directors of HSBC Holdings to the local Chief Executive Officer. The objective is to build and maintain risk assets of high quality where risk and return are commensurate.

Each subsidiary is responsible for the assets in its portfolio, including any subject to central control by Group Credit and Risk, and for managing its own risk concentrations on a market sector, geographical and product basis. Each HSBC subsidiary has systems in place to control and monitor its exposures at the customer and counterparty level.

## Financial Review (continued)

Special attention is paid to the management of problem loans. Where deemed appropriate, specialist units are established by HSBC subsidiaries to provide intensive management and control in order to maximise recoveries of doubtful debts.

Regular audits of subsidiaries' credit processes are undertaken by HSBC's Internal Audit function. Such audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, together with an in-depth analysis of a representative sample of accounts in the portfolio to assess the quality of the loan book and other exposures. Individual accounts are reviewed to ensure that the facility grade is appropriate, that credit procedures have been properly followed and that where an account is non-performing, provisions raised are adequate. Internal Audit will discuss any facility grading they consider should be revised at the end of the audit and their subsequent recommendations for revised grades must then be assigned to the facility.

### Loan portfolio

Loans and advances to customers are spread across various industrial sectors, as well as geographically. Approximately 40 per cent of loans and advances to customers are to the personal banking sector, which consists predominantly of residential mortgages.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the lending branch.

| | Europe | Hong Kong | Rest of Asia-Pacific¶ | North America | Latin America | Gross loans and advances to customers | Gross loans by customer type as a % of total gross loans |
|---|---|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m | US$m | % |
| **30 June 2002** | | | | | | | |
| **Personal:** | | | | | | | |
| Residential mortgages | 32,447 | 23,821 | 6,638 | 23,647 | 640 | 87,193 | 24.9 |
| Hong Kong SAR Government Home Ownership Scheme | – | 7,582 | – | – | – | 7,582 | 2.2 |
| Other personal | 23,508 | 6,859 | 5,303 | 6,434 | 1,248 | 43,352 | 12.4 |
| Total personal | 55,955 | 38,262 | 11,941 | 30,081 | 1,888 | 138,127 | 39.5 |
| **Corporate and commercial:** | | | | | | | |
| Commercial, industrial and international trade | 42,276 | 10,094 | 11,658 | 8,616 | 1,656 | 74,300 | 21.2 |
| Commercial real estate | 10,688 | 8,273 | 2,347 | 6,129 | 96 | 27,533 | 7.9 |
| Other property-related | 4,016 | 5,030 | 2,294 | 4,136 | 46 | 15,522 | 4.4 |
| Government | 2,545 | 630 | 914 | 378 | 451 | 4,918 | 1.4 |
| Other commercial* | 21,006 | 6,591 | 5,297 | 4,152 | 460 | 37,506 | 10.7 |
| Total corporate and commercial | 80,531 | 30,618 | 22,510 | 23,411 | 2,709 | 159,779 | 45.6 |
| **Financial:** | | | | | | | |
| Non-bank financial institutions | 17,178 | 2,110 | 815 | 17,760 | 90 | 37,953 | 10.8 |
| Settlement accounts | 5,683 | 807 | 655 | 7,312 | 8 | 14,465 | 4.1 |
| Total financial | 22,861 | 2,917 | 1,470 | 25,072 | 98 | 52,418 | 14.9 |
| Total gross loans and advances to customers | 159,347 | 71,797 | 35,921 | 78,564 | 4,695 | 350,324 | 100.0 |
| Non-performing loans† | 4,071 | 1,862 | 2,452 | 649 | 559 | 9,593 | |
| Non-performing loans as a percentage of gross loans and advances to customers† | 2.6% | 2.6% | 6.8% | 0.8% | 11.9% | 2.7% | |
| Specific provisions outstanding against loans and advances | 2,512 | 724 | 1,572 | 322 | 337 | 5,467 | |
| Specific provisions outstanding as a percentage of non-performing loans† | 61.7% | 38.9% | 64.1% | 49.6% | 60.3% | 57.0% | |

\* Other commercial includes advances in respect of agriculture, transport, energy and utilities.

† Net of suspended interest

¶ In 2002, approximately US$500 million of loans to personal investment vehicles have been reclassified into the 'other personal' category from 'corporate and commercial' as this provides a more accurate description of the borrower.

| | Europe US$m | Hong Kong US$m | Rest of Asia-Pacific US$m | North America US$m | Latin America US$m | Gross loans and advances to customers US$m | Gross loans by customer type as a % of total gross loans % |
|---|---|---|---|---|---|---|---|
| **30 June 2001** | | | | | | | |
| **Personal:** | | | | | | | |
| Residential mortgages | 23,952 | 22,970 | 4,105 | 20,992 | 1,078 | 73,097 | 23.6 |
| Hong Kong SAR Government Home Ownership Scheme | – | 8,063 | – | – | – | 8,063 | 2.6 |
| Other personal | 19,779 | 5,621 | 3,882 | 6,068 | 1,464 | 36,814 | 12.0 |
| Total personal | 43,731 | 36,654 | 7,987 | 27,060 | 2,542 | 117,974 | 38.2 |
| **Corporate and commercial:** | | | | | | | |
| Commercial, industrial and international trade | 37,312 | 10,567 | 11,188 | 9,046 | 3,024 | 71,137 | 23.1 |
| Commercial real estate | 8,895 | 8,259 | 2,362 | 7,091 | 117 | 26,724 | 8.7 |
| Other property-related | 3,264 | 3,988 | 2,007 | 4,138 | 150 | 13,547 | 4.4 |
| Government | 2,195 | 87 | 617 | 658 | 9 | 3,566 | 1.2 |
| Other commercial* | 21,764 | 6,950 | 5,083 | 4,741 | 889 | 39,427 | 12.8 |
| Total corporate and commercial | 73,430 | 29,851 | 21,257 | 25,674 | 4,189 | 154,401 | 50.2 |
| **Financial:** | | | | | | | |
| Non-bank financial institutions | 7,669 | 1,569 | 732 | 9,040 | 350 | 19,360 | 6.3 |
| Settlement accounts | 6,532 | 474 | 442 | 8,690 | 97 | 16,235 | 5.3 |
| Total financial | 14,201 | 2,043 | 1,174 | 17,730 | 447 | 35,595 | 11.6 |
| Total gross loans and advances to customers | 131,362 | 68,548 | 30,418 | 70,464 | 7,178 | 307,970 | 100.0 |
| Non-performing loans† | 3,346 | 2,337 | 2,859 | 634 | 749 | 9,925 | |
| Non-performing loans as a percentage of gross loans and advances to customers† | 2.5% | 3.4% | 9.4% | 0.9% | 10.4% | 3.2% | |
| Specific provisions outstanding against loans and advances | 2,047 | 1,143 | 1,822 | 263 | 500 | 5,775 | |
| Specific provisions outstanding as a percentage of non-performing loans† | 61.2% | 48.9% | 63.7% | 41.5% | 66.8% | 58.2% | |

\*    *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

†    *Net of suspended interest*

000046

## Financial Review (continued)

| | Europe | Hong Kong | Rest of Asia-Pacific | North America | Latin America | Gross loans and advances to customers | Gross loans by customer type as a % of total gross loans |
|---|---|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m | US$m | % |
| **31 December 2001** | | | | | | | |
| **Personal:** | | | | | | | |
| Residential mortgages | 27,282 | 23,125 | 5,134 | 21,809 | 865 | 78,215 | 24.7 |
| Hong Kong SAR Government Home Ownership Scheme | – | 8,123 | – | – | – | 8,123 | 2.6 |
| Other personal | 21,065 | 6,227 | 4,280 | 6,113 | 1,440 | 39,125 | 12.3 |
| Total personal | 48,347 | 37,475 | 9,414 | 27,922 | 2,305 | 125,463 | 39.6 |
| **Corporate and commercial:** | | | | | | | |
| Commercial, industrial and international trade | 38,476 | 9,662 | 11,282 | 8,600 | 2,138 | 70,158 | 22.1 |
| Commercial real estate | 9,475 | 8,474 | 2,412 | 5,826 | 128 | 26,315 | 8.3 |
| Other property-related | 3,630 | 4,710 | 2,174 | 3,990 | 90 | 14,594 | 4.6 |
| Government | 2,393 | 543 | 900 | 725 | 778 | 5,339 | 1.7 |
| Other commercial* | 20,510 | 6,349 | 5,559 | 4,203 | 644 | 37,265 | 11.7 |
| Total corporate and commercial | 74,484 | 29,738 | 22,327 | 23,344 | 3,778 | 153,671 | 48.4 |
| **Financial:** | | | | | | | |
| Non-bank financial institutions | 11,329 | 1,546 | 908 | 12,524 | 166 | 26,473 | 8.3 |
| Settlement accounts | 2,361 | 223 | 189 | 8,984 | 4 | 11,761 | 3.7 |
| Total financial | 13,690 | 1,769 | 1,097 | 21,508 | 170 | 38,234 | 12.0 |
| Total gross loans and advances to customers | 136,521 | 68,982 | 32,838 | 72,774 | 6,253 | 317,368 | 100.0 |
| Non-performing loans† | 3,682 | 2,028 | 2,723 | 625 | 591 | 9,649 | |
| Non-performing loans as a percentage of gross loans and advances to customers† | 2.7% | 2.9% | 8.3% | 0.9% | 9.5% | 3.0% | |
| Specific provisions outstanding against loans and advances | 2,204 | 856 | 1,786 | 275 | 379 | 5,500 | |
| Specific provisions outstanding as a percentage of non-performing loans† | 60.0% | 42.2% | 65.6% | 44.0% | 64.1% | 57.0% | |

\* Other commercial includes advances in respect of agriculture, transport, energy and utilities.

† Net of suspended interest.

### Customer loans and advances by principal area within rest of Asia-Pacific and Latin America

| | Residential mortgages | Other personal | Property-related | Commercial international trade and other | Total |
|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m |
| **30 June 2002** | | | | | |
| Loans and advances to customers (gross) | | | | | |
| Singapore¶ | 640 | 1,615 | 867 | 2,282 | 5,404 |
| Australia and New Zealand | 2,483 | 315 | 1,167 | 2,335 | 6,300 |
| Malaysia | 1,433 | 445 | 391 | 2,377 | 4,646 |
| Middle East | 36 | 1,431 | 1,011 | 3,181 | 5,659 |
| Indonesia | 8 | 71 | 28 | 622 | 729 |
| South Korea | 689 | 61 | 14 | 592 | 1,356 |
| Thailand | 31 | 66 | 34 | 636 | 767 |
| Japan | 13 | 62 | 486 | 1,841 | 2,402 |
| Mainland China | 20 | - | 354 | 1,447 | 1,821 |
| India | 155 | 275 | 17 | 1,236 | 1,683 |
| Taiwan | 910 | 411 | 2 | 1,018 | 2,341 |
| Other | 220 | 551 | 270 | 1,772 | 2,813 |
| Total of rest of Asia-Pacific | 6,638 | 5,303 | 4,641 | 19,339 | 35,921 |

¶ In 2002, approximately US$500 million of loans to personal investment vehicles have been reclassified into the 'other personal' category from 'corporate and commercial' as this provides a more accurate description of the borrower.

| | Residential mortgages | Other personal | Property-related | Commercial international trade and other | Total |
|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m |
| **30 June 2002** | | | | | |
| Loans and advances to customers (gross) | | | | | |
| Brazil | 207 | 1,064 | 47 | 1,271 | 2,589 |
| Argentina | 100 | 39 | 20 | 816 * | 975 |
| Panama | 329 | 140 | 60 | 355 | 884 |
| Other | 4 | 5 | 15 | 223 | 247 |
| Total of Latin America | 640 | 1,248 | 142 | 2,665 | 4,695 |

\*   *Includes US$444 million of loan exposures to the Argentine Government received in exchange for debt securities in 2001.*

| | Residential mortgages | Other personal | Property-related | Commercial international trade and other | Total |
|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m |
| **30 June 2001** | | | | | |
| Loans and advances to customers (gross) | | | | | |
| Singapore | 529 | 726 | 910 | 2,693 | 4,858 |
| Australia and New Zealand | 1,037 | 111 | 1,125 | 2,041 | 4,314 |
| Malaysia | 799 | 393 | 524 | 2,441 | 4,157 |
| Middle East | 30 | 1,444 | 775 | 2,715 | 4,964 |
| Indonesia | 4 | 26 | 33 | 776 | 839 |
| South Korea | 574 | 37 | 37 | 686 | 1,334 |
| Thailand | 30 | 45 | 39 | 757 | 871 |
| Japan | 1 | 116 | 262 | 1,091 | 1,470 |
| Mainland China | 26 | – | 296 | 1,351 | 1,673 |
| India | 113 | 230 | 11 | 1,038 | 1,392 |
| Taiwan | 770 | 332 | 5 | 744 | 1,851 |
| Other | 192 | 422 | 352 | 1,729 | 2,695 |
| Total of rest of Asia-Pacific | 4,105 | 3,882 | 4,369 | 18,062 | 30,418 |
| Brazil | 285 | 1,058 | 53 | 1,983 | 3,379 |
| Argentina | 487 | 240 | 120 | 1,688 | 2,535 |
| Panama | 296 | 165 | 57 | 423 | 941 |
| Other | 10 | 1 | 37 | 275 | 323 |
| Total of Latin America | 1,078 | 1,464 | 267 | 4,369 | 7,178 |

| | Residential mortgages | Other personal | Property-related | Commercial international trade and other | Total |
|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m |
| **31 December 2001** | | | | | |
| Loans and advances to customers (gross) | | | | | |
| Singapore | 536 | 879 | 916 | 3,025 | 5,356 |
| Australia and New Zealand | 1,539 | 281 | 1,225 | 2,109 | 5,154 |
| Malaysia | 1,196 | 435 | 455 | 2,400 | 4,486 |
| Middle East | 31 | 1,415 | 920 | 2,934 | 5,300 |
| Indonesia | 5 | 48 | 31 | 757 | 841 |
| South Korea | 597 | 56 | 14 | 516 | 1,183 |
| Thailand | 32 | 56 | 35 | 659 | 782 |
| Japan | 1 | 53 | 288 | 1,119 | 1,461 |
| Mainland China | 22 | – | 384 | 1,456 | 1,862 |
| India | 125 | 254 | 18 | 1,161 | 1,558 |
| Taiwan | 843 | 364 | 3 | 931 | 2,141 |
| Other | 207 | 439 | 297 | 1,771 | 2,714 |
| Total of rest of Asia-Pacific | 5,134 | 4,280 | 4,586 | 18,838 | 32,838 |
| Brazil | 276 | 1,140 | 57 | 1,484 | 2,957 |
| Argentina | 263 | 140 | 59 | 1,584* | 2,046 |
| Panama | 317 | 159 | 57 | 386 | 919 |
| Other | 9 | 1 | 45 | 276 | 331 |
| Total of Latin America | 865 | 1,440 | 218 | 3,730 | 6,253 |

\*   *Includes US$774 million of loan exposures to the Argentine Government received in exchange for debt securities.*

## Financial Review (continued)

### Areas of special interest

#### Telecoms industry exposure

The table below sets out HSBC's exposure to the telecoms industry in terms of outstanding advances. Telecoms industry exposure is a designated special category of exposure and is controlled under agreed caps. The exposure analysed below is well spread across geographical markets reflecting HSBC's international footprint.

Telecoms exposure as a percentage of total loans and advances was 1.5 per cent as at 30 June 2002 as compared to 2.1 per cent as at 31 December 2001. This exposure had the following characteristics:

| | Percentage of telecoms industry exposure | |
| --- | --- | --- |
| | At 30 June 2002 | At 31 December 2001 |
| Investment grade under HSBC gradings | 69 | 85 |
| Under one year remaining maturity | 39 | 47 |
| Telecom operators | 75 | 70 |
| Telecom manufacturers | 25 | 30 |
| Non-performing accounts | 7 | 2 |
| of which provided | 55 | 55 |

The deterioration in the credit quality of the telecoms industry portfolio mainly reflects the downgrading to non-performing loan status of three corporate accounts. Non performing loans rose by US$222 million to US$382 million against which provisions of US$211 million were held.

#### Argentina

HSBC's banking operations' exposure to Argentina as at 30 June 2002 amounted to US$1.6 billion (31 December 2001: US$3.3 billion). Of this amount, US$1.2 billion was in-country exposure including US$0.4 billion of loan exposures to the Argentine Government received in exchange for debt securities. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC's insurance subsidiaries' exposures to Argentina as at 30 June 2002 amounted to total assets of US$0.5 billion, of which US$0.3 billion related to long-term assurance assets attributable to policyholders, mainly comprising loans to the Argentine Government received in exchange for debt securities. Non-performing loans net of suspended interest were US$438 million, against which specific provisions outstanding were US$167 million. In addition, general provisions of US$186 million are held

against in-country credit exposures.

HSBC has continued to monitor closely developments in Argentina and their effects on other economies in the region. HSBC has already restructured its Argentine operations to reflect the current economic environment. At present, HSBC expects to continue to operate in Argentina but will take additional actions if required to protect the value of its shareholders' interests there. Further deterioration in the Argentine economic and political situation could also lead to further provisions and losses in the region for HSBC.

#### Brazil

HSBC's exposure to Brazil as at 30 June 2002 amounted to US$5.8 billion (31 December 2001: US$8.5 billion). Of this amount, US$5.5 billion was in-country exposure. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC's insurance subsidiaries' exposures to Brazil as at 30 June 2002 amounted to total assets of US$0.6 billion, of which US$0.1 billion related to long-term assurance assets attributable to policyholders. Non-performing loans net of suspended interest were US$185 million and specific provisions outstanding were US$150 million.

### Provisions for bad and doubtful debts

It is HSBC's policy that each operating company will make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. Generally this policy results in provisioning that matches or exceeds the requirements of all relevant regulatory bodies.

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest will be suspended (see below) and a specific provision raised if required.

However, the suspension of interest may be deferred for up to 12 months in either of the following situations:

- where cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or
- where the value of net realisable tangible

security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments. This exception is used infrequently.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

*Specific provisions*

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on smaller balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed on a case-by-case basis. The amount of specific provision raised is HSBC's estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value and, in reaching a decision, consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of HSBC's other commitments to the same customer;

- the realisable value of any security for the loan;

- the costs associated with obtaining repayment and realisation of the security; and

- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolios evaluated on a portfolio basis are credit cards and other unsecured consumer lending products. HSBC has in place a minimum provisioning standard for all consumer lending products based on time of delinquency. For portfolios of non-mortgage personal lending, the policy, which is based on historical loss experience, is to have provided 100 per cent after 180 days delinquency.

*General provisions*

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires operating companies to maintain a general provision which is determined taking into account the structure and risk characteristics of each company's loan portfolio. Historical levels of latent risk are regularly reviewed by each operating company to determine that the level of general provisioning continues to be appropriate. Where entities operate in a significantly higher risk environment, an increased level of general provisioning will apply, taking into account local market conditions and economic and political factors.

General provisions are deducted from loans and advances to customers in the balance sheet but, unlike specific provisions, are included in tier 2 capital when calculating HSBC's capital base for regulatory purposes.

*Loans on which interest is suspended*

Provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer's account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the balance sheet which is netted against the relevant loan. On receipt of cash (other than from the realisation of security), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

*Non-accrual loans*

Where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

## Financial Review (continued)

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and provisions are based on any subsequent deterioration in its value.

### Provisions against loans and advances

### Half-year to 30 June 2002

| | Specific | General | Total | Suspended interest |
|---|---|---|---|---|
| | US$m | US$m | US$m | US$m |
| At 1 January 2002 | 5,522 | 2,661 | 8,183 | 861 |
| Amounts written off | (986) | - | (986) | (181) |
| Recoveries of advances written off in previous years | 98 | - | 98 | - |
| Charge/(credit) to profit and loss account | 838 | (123) | 715 | - |
| Interest suspended during the period | - | - | - | 216 |
| Suspended interest recovered | - | - | - | (104) |
| Exchange and other movements | 18 | (251) | (233) | (15) |
| At 30 June 2002 | 5,490 | 2,287 | 7,777 | 777 |

### Provisions against loans and advances to customers

| | 30 June 2002 | 30 June 2001 | 31 December 2001 |
|---|---|---|---|
| | % | % | % |
| Total provisions to gross lending* | | | |
| Specific provisions | 1.76 | 2.06 | 1.90 |
| General provisions | | | |
| – held against Argentine risk | 0.06 | - | 0.21 |
| – other | 0.67 | 0.73 | 0.71 |
| Total provisions | 2.49 | 2.79 | 2.82 |

\*    *Net of suspended interest, reverse repo transactions and settlement accounts.*

### Risk elements in the loan portfolio

The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:

- loans accounted for on a non-accrual basis;

- accruing loans contractually past due 90 days or more as to interest or principal; and

- troubled debt restructurings not included in the above.

HSBC, however, classifies loans in accordance with UK accounting practice which differs from US practice as follows:

*Suspended interest*

Under the UK Statement of Recommended Practice on Advances, UK banks continue to charge interest on doubtful debts where there is a realistic prospect of recovery. This interest is credited to a suspense account and is not included in the profit and loss account. In the United States, loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

*Assets acquired in exchange for advances*

Under US GAAP, assets acquired in exchange for advances in order to achieve an orderly realisation are usually reported in a separate balance sheet category, 'Owned Real Estate'. Under UK GAAP, these assets are reported within loans and advances.

*Troubled debt restructurings*

US GAAP requires separate disclosure of any loans whose terms have been modified due to problems with the borrower. Such disclosures may be discontinued after the first year if the new terms were in line with market conditions at the time of the restructuring and the borrower has remained current with the new terms.

In addition, US banks typically write off problem lending more quickly than is the practice in the United Kingdom. This practice means that HSBC's reported level of credit risk elements and associated provisions are likely to be higher than for a comparable US bank.

*Potential problem loans*

Credit risk elements also cover potential problem loans. These are loans where known information about possible credit problems of borrowers causes management serious doubts as to the borrowers' ability to comply with the loan repayment terms. At 30 June 2002, all loans and advances in Argentina, and all cross-border loans to Argentina, which were not included as part of total risk elements have been designated as potential problem loans. There were no other significant potential problem loans at 30 June 2002.

| | 30 June 2002 US$m | 30 June 2001 US$m | 31 December 2001 US$m |
|---|---|---|---|
| **Non-performing loans and advances*** | | | |
| Banks | 7 | 12 | 9 |
| Customers | 9,593 | 9,925 | 9,649 |
| Total non-performing loans and advances | 9,600 | 9,937 | 9,658 |
| | | | |
| Total provisions cover as a percentage of non-performing loans and advances | 81.0% | 78.9% | 84.7% |

\* *Net of suspended interest*

Total non-performing loans to customers decreased by US$56 million during the first half of 2002. At 30 June 2002, non-performing loans represented 2.7 per cent of total lending compared with 3.0 per cent at 31 December 2001.

Underlying credit quality remained stable both in the UK and in France although there was some weakening of business confidence. The level of non-performing loans rose due to the deterioration of a small number of corporate accounts in the UK.

In Hong Kong, non-performing loans decreased by US$166 million during the first half of 2002 due to write-offs and recoveries.

In the rest of Asia-Pacific, non-performing loans decreased by US$271 million during the first half of 2002 due mainly to write-offs and recoveries in Malaysia, Indonesia and Singapore.

The level of non-performing loans in North America remained largely unchanged at US$649 million notwithstanding a weaker economic environment.

In Latin America, there was an increase in non-performing loans in the first half of 2002 in local currency terms in Argentina where 70 per cent of the non-Government customer loan book is now classified as non-performing and 12 per cent as troubled debt restructurings. In addition, US$444 million of Government loans are included as troubled debt restructurings following changes in their original terms, as imposed by the Argentine Government. In Brazil, the level of non-performing loans reduced slightly.

| | 30 June 2002 US$m | 30 June 2001 US$m | 31 December 2001 US$m |
|---|---|---|---|
| **Loans accounted for on a non-accrual basis:** | | | |
| Europe | 2,066 | 1,890 | 2,052 |
| Hong Kong | 189 | 142 | 213 |
| Rest of Asia-Pacific | 195 | 233 | 195 |
| North America | 625 | 603 | 593 |
| Latin America | 320 | 557 | 429 |
| Total non-accrual loans | 3,395 | 3,425 | 3,482 |
| **Loans on which interest has been accrued but suspended:** | | | |
| Europe | 1,955 | 1,442 | 1,553 |
| Hong Kong | 1,653 | 2,167 | 1,795 |
| Rest of Asia-Pacific | 2,230 | 2,595 | 2,497 |
| North America | 13 | 17 | 20 |
| Latin America | 239 | 191 | 162 |
| Total suspended interest loans | 6,090 | 6,412 | 6,027 |
| **Assets acquired in exchange for advances:** | | | |
| Europe | 57 | 26 | 84 |
| Hong Kong | 19 | 27 | 19 |
| Rest of Asia-Pacific | 28 | 31 | 32 |
| North America | 11 | 16 | 14 |
| Total assets acquired in exchange for advances | 115 | 100 | 149 |
| | | | |
| Total non-performing loans | 9,600 | 9,937 | 9,658 |
| **Troubled debt restructurings:** | | | |
| Hong Kong | 352 | 465 | 381 |
| Rest of Asia-Pacific | 119 | 165 | 131 |
| North America | 4 | – | 3 |
| Latin America | 505 | 179 | 144 |
| Total troubled debt restructurings | 980 | 809 | 659 |
| **Accruing loans contractually past due 90 days or more as to principal or interest:** | | | |
| Europe | 23 | 2 | 15 |
| Hong Kong | 115 | 110 | 98 |
| Rest of Asia-Pacific | 25 | 28 | 38 |
| North America | 40 | 56 | 44 |
| Latin America | 25 | 80 | 55 |
| Total accruing loans contractually past due 90 days or more | 228 | 276 | 250 |
| **Total risk elements:** | | | |
| Europe | 4,101 | 3,360 | 3,704 |
| Hong Kong | 2,328 | 2,911 | 2,506 |
| Rest of Asia-Pacific | 2,597 | 3,052 | 2,893 |
| North America | 693 | 692 | 674 |
| Latin America | 1,089 | 1,007 | 790 |
| Total risk elements | 10,808 | 11,022 | 10,567 |
| Provisions for bad and doubtful debts as a % of total risk elements | 72.0 | 71.2 | 77.4 |

## Financial Review (continued)

As at 30 June 2002, there were potential problem loans of US$437 million (31 December 2001: US$2,604 million) in respect of Argentine loans.

## Liquidity management

Liquidity relates to the ability of a company to meet its obligations as they fall due. Management of liquidity in HSBC therefore is carried out at local level in individual companies instead of on a consolidated basis because the range of currencies, markets and time zones across which HSBC operates means that resources may not readily be transferred across HSBC to meet liquidity needs.

HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity structure of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

It is the responsibility of local management to ensure compliance with local regulatory and Group Executive Committee requirements. Liquidity is managed on a daily basis by local treasury functions, with the larger regional treasury sites providing support to smaller entities where required.

Compliance with liquidity requirements is monitored by local Asset and Liability Policy Committees which report to Group Head Office on a regular basis. This process includes:

- projecting cash flows by major currency and a consideration of the level of liquid assets in relation thereto;
- maintenance of strong balance sheet liquidity ratios;
- monitoring of depositor concentration both in terms of the overall funding mix and to avoid undue reliance on large individual depositors; and
- maintenance of liquidity contingency plans. These plans include the identification of early indicators of liquidity problems and actions which are to be taken to improve the liquidity position at this stage, together with the actions which the entity can take to maintain liquidity in a crisis situation while minimising the long-term impact on its business.

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC's overall funding. HSBC places considerable importance on the stability of these deposits, which is achieved through HSBC's diverse geographical retail banking activities and by maintaining depositor confidence in HSBC's capital strength. Professional markets are accessed for the purposes of providing additional funding, maintaining a presence in local money markets and optimising asset and liability maturities.

### HSBC

HSBC funds itself essentially by raising customer deposits in local markets and makes limited use of wholesale market funding; indeed HSBC is a liquidity provider to financial markets placing significantly more funds with other banks than it borrows.

While consolidated figures are not useful for management purposes, they do provide a broad overview of the nature of HSBC's liquidity position.

Of total liabilities of US$746 billion, funding from customers amounted to US$471 billion, of which US$461 billion was contractually repayable within one year. However in practice, although many customer accounts are contractually repayable on demand or at short notice, deposit balances remain stable as in the normal course deposits and withdrawals will offset each other as long as customers have no doubts that their funds will be available when required. Other liabilities include US$61 billion of deposits by banks (US$59 billion repayable within one year), US$39 billion of short positions in securities and US$29 billion of securities in issue. Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$206 billion), include cash, central bank balances, items in the course of collection and treasury and other bills (US$31 billion); loans to banks (US$101 billion, including US$99 billion repayable within one year) and loans to customers (US$342 billion, including US$169 billion repayable within one year). A proportion of customer loans contractually repayable within one year will be extended in the normal course of business. In addition, HSBC held US$173 billion of debt securities marketable at that value. Of these assets, some US$36 billion of debt securities and treasury and other bills have been pledged to secure liabilities. HSBC's ability to sell securities together with its access to alternative funding sources such as inter-bank markets or securitisation, would be the routes through which HSBC would meet unexpected outflows in excess of available liquid assets.

000053

**Customer accounts and deposits by banks at 30 June 2002**

| | % | US$b |
|---|---|---|
| Deposits by banks | 11.6 | 61.5 |
| Current | 35.8 | 190.6 |
| Savings and other deposits | 52.6 | 280.1 |
| Total | 100.0 | 532.2 |

**Customer accounts and deposits by banks at 31 December 2001**

| | % | US$b |
|---|---|---|
| Deposits by banks | 10.7 | 53.6 |
| Current | 34.1 | 171.8 |
| Savings and other deposits | 55.2 | 278.2 |
| Total | 100.0 | 503.6 |

## HSBC Holdings

HSBC Holdings' primary source of cash is dividends from its directly and indirectly held subsidiaries. The ability of these subsidiaries to pay dividends or loan or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and their financial and operating performance. The diversity of HSBC's activities means that HSBC Holdings is not dependent on a single source of profits to generate dividends. HSBC Bank plc and The Hongkong and Shanghai Banking Corporation, which currently provide most of the cash paid up to HSBC Holdings, are themselves diversified banking businesses.

At 30 June 2002, the short-term liabilities of HSBC Holdings totalled US$3.6 billion, including US$1.9 billion in respect of the proposed first interim dividend for 2002. In practice, shareholders may elect to receive their dividend entitlement in scrip rather than cash so that the full amount of the proposed dividend is not paid out. Short-term assets of US$6.7 billion, consisting mainly of cash at bank and money market deposits of US$5.0 billion, and other amounts due from HSBC undertakings (including dividends) of US$1.5 billion, exceeded short-term liabilities.

HSBC Holdings actively manages the cash flows from its subsidiaries to maximise the amount of cash held at the holding company and non-trading subsidiary levels and expects to continue to do so in the future. With its accumulated liquid assets, HSBC Holdings believes that dividends from subsidiaries, coupled with debt and equity financing, will enable it to meet anticipated cash obligations.

## Market risk management

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to HSBC. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accruals basis).

Trading positions are valued on a mark-to-market basis.

In liquid portfolios, the market values are determined by reference to independently sourced mid-market prices where it is reasonable to assume the positions could be sold at that price. In those instances where markets are less liquid and/or where positions have been held for extended periods, portfolios will be valued by reference to bid or offer prices as appropriate.

In relation to certain products, such as over-the counter derivative instruments, there are no independent prices quoted in the markets. In these circumstances market values are determined by reference to standard industry models, which typically utilise discounted cash flow techniques to derive the market value. The models may be in-house developed or software vendor packages.

In valuing transactions, prices may be amended in respect of those positions considered illiquid, having recognition of the size of the position vis-a-vis the normal market trading volume in that product.

The main valuation sources are securities prices, foreign exchange rates, and interest rate yield curves.

In excess of 95 per cent of HSBC's derivative transactions are in plain vanilla instruments, primarily comprising interest rate and foreign exchange contracts, where the marked to market values are readily determinable by reference to independent prices and valuation quotes, as described above.

In the limited number of circumstances, where

## Financial Review (continued)

standard industry models are not available, and where there is no directly relevant market quotation, HSBC has developed its own proprietary models for the purposes of performing valuations. Such circumstances normally would be where HSBC has tailored a transaction to meet a specific customer need. The models used are checked by Finance and Operations departments and are subject to audit review on an ongoing basis to ensure that the model assumptions are, and remain, valid over the transaction life which is generally less than five years.

HSBC makes markets in exchange rate and interest rate, as well as in debt, equities and other securities. Trading risks arise either from customer-related business or from position taking.

HSBC manages market risk through risk limits approved by the Group Executive Committee. Traded Markets Development and Risk, an independent unit within the Investment Banking and Markets operation, develops risk management policies and measurement techniques, and reviews limit utilisation on a daily basis.

Risk limits are determined for each location and, within location, for each portfolio. Limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Only those offices with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level. Similarly, options risks are controlled through full revaluation limits in conjunction with limits on the underlying variables that determine each option's value.

### Trading VAR

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

HSBC's VAR, predominantly calculated on a variance/co-variance basis, uses historical movements in market rates and prices, a 99 per cent confidence level, a 10-day holding period and takes account of correlations between different markets and rates within the same risk type and is calculated

daily. The movement in market prices is calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

HSBC's VAR should be viewed in the context of the limitations of the methodology used. These include:

- the model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements;

- the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising from times of severe illiquidity, when a 10-day holding period may be insufficient to fully liquidate or hedge all positions;

- the use of a 99 per cent confidence level does not take account of any losses that might occur beyond this level of confidence;

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

- the assumption of independence between risk types may not always hold and therefore result in VAR not fully capturing market risk where correlation between variables is exhibited;

- VAR is calculated at the close of business, with intra-day exposures not being subject to intra-day VAR calculations on an HSBC basis; and

- VAR does not necessarily capture all of the higher order market risks and may underestimate real market risk exposure.

HSBC recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis. HSBC's stress testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of HSBC.

Trading VAR for HSBC was:

| | At 30 June 2002 | Minimum during the first half 2002 | Maximum during the first half 2002 | Average for the first half 2002 | At 31 December 2001 |
|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m |
| Total trading activities............... | 83.9 | 76.4 | 130.0 | 100.1 | 122.0 |
| Foreign exchange trading positions... | 16.7 | 11.5 | 36.8 | 21.2 | 13.3 |
| Interest rate trading positions............... | 66.0 | 60.3 | 120.9 | 88.2 | 111.7 |
| Equities trading positions............... | 40.6 | 25.7 | 40.6 | 33.4 | 45.5 |

The average daily revenue earned from market risk-related treasury activities in the first half of 2002, including accrual book net interest income and funding related to dealing positions, was US$15.7 million, compared with US$13.6 million for the first half of 2001 and US$14.3 million for the second half of 2001. The standard deviation of these daily revenues was US$9.0 million compared with US$8.3 million for the first half of 2001. An analysis of the frequency distribution of daily revenues shows that there were four days with negative revenues during the first half of 2002. The most frequent result was a daily revenue of between US$10 million and US$11 million, and US$14 million and US$15 million with 9 occurrences. The highest daily revenue was US$41 million.

**Daily distribution of market risk revenues
Half-year to 30 June 2002**



Number of days

Revenues (US$m)

⊏ Profit and loss frequency

**Daily distribution of market risk revenues
Half-year to 30 June 2001**



Number of days

Revenues (US$m)

☒ Profit and loss frequency

## Foreign exchange exposure

HSBC's foreign exchange exposures comprise trading exposures and structural foreign currency translation exposure.

### Trading exposure

Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Treasury, and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee. VAR on foreign exchange trading positions is shown in the table on this page.

The average one-day foreign exchange revenue in the first half of 2002 was US$3.2 million.

### Structural currency exposure

HSBC's main operations are in the United Kingdom, Hong Kong, France, the United States and Brazil, although it also has operations elsewhere in Europe, the rest of Asia-Pacific, North America and Latin America. The main operating (or functional) currencies in which HSBC's business is transacted are, therefore, sterling, the Hong Kong dollar, euro, US dollar and Brazilian real.

Since the currency in which HSBC Holdings prepares its consolidated financial statements is the US dollar, HSBC's consolidated balance sheet is affected by movements in the exchange rates between these functional currencies and the US

53

## Financial Review (continued)

dollar. These currency exposures, which relate to the net asset value of the foreign currency equity and subordinated debt investments in subsidiaries, branches and associated undertakings, are referred to as structural currency exposures. Translation gains and losses arising from these exposures are recognised in the statement of total consolidated recognised gains and losses.

HSBC's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates. This is usually achieved by holding qualifying tier 1 capital broadly in proportion to the corresponding foreign-currency-denominated risk-weighted assets at a subsidiary bank level. HSBC considers hedging structural foreign currency exposures only in limited circumstances, to protect the tier 1 capital ratio or the US dollar value of capital invested. Such hedging would be undertaken using forward foreign exchange contracts or by financing with borrowings in the same currencies as the functional currencies involved.

As subsidiaries are generally able to balance adequately foreign currency tier 1 capital with foreign currency risk-weighted assets, HSBC's foreign currency structural exposures are usually unhedged, including exposures due to foreign-currency-denominated profits arising during the year. Selective hedges were in place during the first half of 2002. There was no material effect from foreign currency exchange rate movements on HSBC or, outside of Argentina, subsidiary tier 1 capital ratios during the year. In Argentina the mandatory pesification of formerly US dollar denominated assets and liabilities at differing exchange rates destroyed capital within the banking system and in the case of HSBC Argentina created a loss of US$520 million at 31 December 2001. The Government of Argentina has approved the issue of compensation bonds to address the impact of the asymmetrical pesification and these are expected to be issued in the second half of 2002.

### Interest rate exposure

HSBC's interest rate exposures comprise those originating in its treasury trading activities and structural interest rate exposures; both are managed under limits described on pages 51 and 52. Interest rate risk arises on both trading positions and accrual books.

The average daily revenues earned from treasury-related interest rate activities in the first half of 2002 was US$11.9 million. The interest rate risk on interest rate trading positions is set out in the trading VAR table on page 53.

### Structural interest rate risk

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts. Each operating entity assesses the structural interest rate risks which arise in its business and either transfers such risks to its local treasury unit for management or transfers the risks to separate books managed by the local asset and liability management committee ('ALCO'). Local ALCOs regularly monitor all such interest rate risk positions, subject to interest rate risk limits agreed with HSBC Holdings. In the course of managing interest rate risk, quantitative techniques and simulation models are used where appropriate to identify and assess the potential net interest income and market value effects of these interest rate positions in different interest rate scenarios. The primary objective of such interest rate risk management is to limit potential adverse effects of interest rate movements on net interest income.

Assuming no management action in response to interest rate movements, an immediate hypothetical 100 basis points parallel fall in all yield curves worldwide on 1 July 2002 would decrease planned net interest income for the 12 months to 30 June 2003 by US$208 million while a hypothetical 100 basis points parallel rise in all yield curves would decrease planned net interest income by US$231 million.

Rather than assuming that all interest rates move together, HSBC's interest rate exposures can be grouped into currency blocs whose interest rates are considered more likely to move together. The sensitivity of projected net interest income for July 2002 to June 2003 can then be described as follows:

| Figures in US$ m | US dollar bloc | Sterling bloc | Asian bloc | Latin American bloc | Euro bloc | Total 2002/3 | Total 2001/2 |
|---|---|---|---|---|---|---|---|
| Change in July 2002/June 2003 projected net interest income | | | | | | | |
| +100 basis points shift in yield curves | 80 | (86) | (192) | (1) | (32) | (231) | (210) |
| –100 basis points shift in yield curves | (182) | 47 | (102) | 2 | 27 | (208) | 149 |

The change in HSBC's sensitivity to a fall of 100 basis points is mainly because further interest rate cuts in the US dollar and Asian blocs at 1 July 2002 would not offer scope to reduce rates on current and savings accounts by as much as the full 100 basis points in view of the already low rates payable on these liabilities, so compressing the spread between funding and the deployment of that funding.

The projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including an assumption that all positions run to maturity. In practice, these exposures are actively managed.

### Equities exposure

HSBC's equities exposure comprises trading equities, forming the basis of VAR, and long-term equity investments. The latter are reviewed annually by the Group Executive Committee and regularly monitored by the subsidiaries' ALCOs. VAR on equities trading positions is set out in the trading VAR table on page 53.

## Operational risk management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by internal audit and internal peer benchmarking studies which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry. With effect from the beginning of 2001, operational risk losses

are formally monitored quarterly. In each of HSBC's subsidiaries local management is responsible for establishing an effective and efficient operational control environment in accordance with HSBC standards so that HSBC's assets are adequately protected, and whereby the operational risks have been identified and adequate risk management procedures maintained to control those risks. HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist events of 11 September 2001 to incorporate lessons learned in the operational recovery from those circumstances. Insurance cover is arranged to mitigate potential losses associated with certain operational risk events.

## Capital management and allocation

### Capital measurement and allocation

The Financial Services Authority ('FSA') is the supervisor of HSBC on a consolidated basis and, in this capacity, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by the appropriate local banking supervisors, which set and monitor capital adequacy requirements for them. Similarly, non-banking subsidiaries may be subject to supervision and capital requirements of relevant local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC's major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework.

Under the European Union's Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets. The method the FSA uses to assess the capital adequacy of banks and banking groups has been modified as a result of its implementation of the European Union's Amending Directive (Directive

## Capital structure

The table below sets out the analysis of regulatory capital.

| | 30 June 2002 US$m | 30 June 2001 US$m | 31 December 2001 US$m |
|---|---|---|---|
| **Composition of capital** | | | |
| **Tier 1:** | | | |
| Shareholders' funds | **51,178** | 46,035 | 45,979 |
| Minority interests | **3,434** | 4,436 | 3,515 |
| Innovative tier 1 securities | **3,570** | 3,421 | 3,467 |
| less : Property revaluation reserves | **(2,292)** | (2,561) | (2,271) |
| Goodwill capitalised and intangible assets | **(15,587)** | (14,330) | (14,989) |
| Own shares held* | **(576)** | (640) | (628) |
| **Total qualifying tier 1 capital** | **39,727** | 36,361 | 35,073 |
| **Tier 2:** | | | |
| Property revaluation reserves | **2,292** | 2,561 | 2,271 |
| General provisions | **2,085** | 2,077 | 2,091 |
| Perpetual subordinated debt | **3,514** | 3,330 | 3,338 |
| Term subordinated debt | **9,882** | 10,176 | 9,912 |
| Minority and other interests in tier 2 capital | **793** | 691 | 693 |
| **Total qualifying tier 2 capital** | **18,566** | 18,835 | 18,305 |
| Unconsolidated investments | **(2,031)** | (1,560) | (1,781) |
| Investments in other banks | **(696)** | (740) | (627) |
| Other deductions | **(126)** | (164) | (116) |
| **Total capital** | **55,440** | 52,732 | 50,854 |
| Total risk-weighted assets | **410,986** | 386,054 | 391,478 |
| **Capital ratios (per cent):** | | | |
| Total capital | **13.5** | 13.7 | 13.0 |
| Tier 1 capital | **9.7** | 9.4 | 9.0 |

*     *This principally reflects shares held in trust available to fulfil HSBC's obligations under employee share option plans.*

The above figures were computed in accordance with the EU Banking Consolidation Directive. The comparative figures for 30 June 2001 and 31 December 2001 have not been restated to reflect the adoption of FRS19, details of which are set out in Note 1 on the Financial Statements on page 62.

Tier 1 capital increased by US$4.7 billion. Retained profits on a cash basis (excluding goodwill amortisation) contributed US$1.8 billion and shares issued through options and scrip dividends contributed US$1.0 billion. Exchange movements on reserves also contributed US$2.4 billion to this increase. Currency translation differences net of amortisation resulted in an increase of US$0.6 billion in goodwill and intangible assets deducted from tier 1 capital.

The increase of US$0.3 billion in Tier 2 capital mainly reflects the proceeds of capital issues, net of redemptions and regulatory amortisation.

Total risk-weighted assets increased by US$20 billion. This increase was largely due to currency translation differences together with the effect of growth in the loan book.

## Risk-weighted assets by principal subsidiary

In order to give an indication as to how HSBC's capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

| | 30 June 2002 US$m | 30 June 2001 US$m | 31 December 2001 US$m |
|---|---|---|---|
| Hang Seng Bank Limited | **32,358** | 31,954 | 31,992 |
| The Hongkong and Shanghai Banking Corporation Limited and other subsidiaries | **85,070** | 78,346 | 80,492 |
| The Hongkong and Shanghai Banking Corporation Limited and subsidiaries | **117,428** | 110,300 | 112,484 |
| HSBC Bank plc (excluding CCF and HSBC Private Banking Holdings (Suisse) S.A.) | **120,755** | 110,110 | 113,643 |
| HSBC Private Banking Holdings (Suisse) S.A. | **17,521** | 11,569 | 14,611 |
| CCF | **38,743** | 36,320 | 35,706 |
| HSBC Bank plc | **177,019** | 157,999 | 163,960 |
| HSBC USA Inc | **54,100** | 55,078 | 53,945 |
| HSBC Bank Middle East | **6,074** | 5,274 | 5,699 |
| HSBC Bank Malaysia Berhad | **4,334** | 4,075 | 4,215 |
| HSBC Bank Canada | **16,213** | 14,648 | 14,400 |
| HSBC Latin American operations | **5,621** | 10,150 | 8,044 |
| HSBC Holdings sub-group | **1,031** | 437 | 966 |
| Other | **29,166** | 28,093 | 27,765 |
| **HSBC risk-weighted assets** | **410,986** | 386,054 | 391,478 |

# Financial Statements

## Consolidated profit and loss account for the half-year to 30 June 2002

| | Notes | Half-year to 30 June 2002 US$m | Half-year to 30 June 2001* US$m | Half-year to 31 December 2001* US$m |
|---|---|---|---|---|
| Interest receivable | | 14,229 | 19,219 | 16,042 |
| Interest payable | | (6,636) | (12,027) | (8,509) |
| **Net interest income** | | 7,593 | 7,192 | 7,533 |
| Other operating income | | 5,510 | 5,609 | 5,554 |
| **Total operating income** | | 13,103 | 12,801 | 13,087 |
| Operating expenses excluding goodwill | | (7,146) | (7,149) | (7,456) |
| Goodwill amortisation | | (396) | (401) | (398) |
| **Operating profit before provisions** | | 5,561 | 5,251 | 5,233 |
| Provisions for bad and doubtful debts | 4 | (715) | (441) | (1,596) |
| Provisions for contingent liabilities and commitments | | (3) | (42) | (607) |
| Loss from foreign currency redenomination in Argentina | 5 | (45) | – | (520) |
| Amounts written off fixed asset investments | | (139) | (53) | (72) |
| **Operating profit** | | 4,659 | 4,715 | 2,438 |
| Share of operating loss in joint ventures | | (23) | (48) | (43) |
| Share of operating profit in associates | | 71 | 92 | 72 |
| Gains/(losses) on disposal of | | | | |
| – investments | | 351 | 667 | 87 |
| – tangible fixed assets | | (1) | 9 | 11 |
| **Profit on ordinary activities before tax** | | 5,057 | 5,435 | 2,565 |
| Tax on profit on ordinary activities | 6 | (1,315) | (1,359) | (629) |
| **Profit on ordinary activities after tax** | | 3,742 | 4,076 | 1,936 |
| Minority interests: | | | | |
| – equity | | (278) | (314) | (265) |
| – non-equity | | (184) | (222) | (219) |
| **Profit attributable to shareholders** | | 3,280 | 3,540 | 1,452 |
| Dividends | 2 | (1,929) | (1,764) | (2,703) |
| **Retained profit/(deficit) for the period** | | 1,351 | 1,776 | (1,251) |
| | | US$ | US$ | US$ |
| Basic earnings per ordinary share | 3 | 0.35 | 0.38 | 0.16 |
| Diluted earnings per ordinary share | 3 | 0.35 | 0.38 | 0.16 |

\* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

000061

## Consolidated balance sheet at 30 June 2002

| | Notes | At 30 June 2002 US$m | At 30 June 2001* US$m | At 31 December 2001* US$m |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and balances at central banks............. | | 5,561 | 4,464 | 6,185 |
| Items in the course of collection from other banks...................................... | | 5,894 | 7,519 | 5,775 |
| Treasury bills and other eligible bills............ | | 19,255 | 20,896 | 17,971 |
| Hong Kong SAR Government certificates of indebtedness.......................................... | | 8,986 | 8,274 | 8,637 |
| Loans and advances to banks........................ | | 100,965 | 121,791 | 104,641 |
| Loans and advances to customers................ | 9 | 342,057 | 299,471 | 308,649 |
| Debt securities........................................... | 7 | 172,792 | 149,046 | 160,579 |
| Equity shares.............................................. | 8 | 8,710 | 7,656 | 8,057 |
| Interests in joint ventures : gross assets........ | | 215 | 2,054 | 2,168 |
| : gross liabilities .. | | (71) | (1,796) | (1,876) |
| | | 144 | 258 | 292 |
| Interests in associates.................................. | | 1,042 | 1,072 | 1,056 |
| Other participating interests......................... | | 47 | 135 | 120 |
| Intangible fixed assets.................................. | | 15,111 | 13,909 | 14,564 |
| Tangible fixed assets.................................... | | 13,988 | 13,600 | 13,521 |
| Other assets ............................................... | | 44,363 | 36,772 | 38,632 |
| Prepayments and accrued income................. | | 7,420 | 7,328 | 7,566 |
| **Total assets**............................................... | | 746,335 | 692,191 | 696,245 |
| **LIABILITIES** | | | | |
| Hong Kong SAR currency notes in circulation............................................. | | 8,986 | 8,274 | 8,637 |
| Deposits by banks....................................... | 10,13 | 61,455 | 64,313 | 53,640 |
| Customer accounts...................................... | 11,13 | 470,778 | 441,828 | 449,991 |
| Items in the course of transmission to other banks ................................................... | | 4,112 | 5,903 | 3,798 |
| Debt securities in issue................................ | 12 | 28,683 | 25,962 | 27,098 |
| Other liabilities ........................................... | | 86,642 | 65,284 | 72,623 |
| Accruals and deferred income...................... | | 7,707 | 7,036 | 7,149 |
| Provisions for liabilities and charges | | | | |
| – deferred taxation...................................... | | 1,181 | 808 | 1,057 |
| – other provisions....................................... | | 3,292 | 3,225 | 3,883 |
| Subordinated liabilities | | | | |
| – undated loan capital................................. | | 3,517 | 3,475 | 3,479 |
| – dated loan capital..................................... | 14 | 12,199 | 11,993 | 12,001 |
| Minority interests | | | | |
| – equity..................................................... | | 2,253 | 2,292 | 2,210 |
| – non-equity............................................... | | 4,352 | 5,070 | 4,291 |
| Called up share capital................................. | 16 | 4,725 | 4,667 | 4,678 |
| Reserves..................................................... | 17 | 46,453 | 42,061 | 41,710 |
| Shareholders' funds ..................................... | | 51,178 | 46,728 | 46,388 |
| **Total liabilities**......................................... | | 746,335 | 692,191 | 696,245 |

*   *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

## Financial Statements (continued)

### Statement of total consolidated recognised gains and losses for the half-year to 30 June 2002

|  | Half-year to 30 June 2002 US$m | Half-year to 30 June 2001 * US$m | Half-year to 31 December 2001 * US$m |
|---|---|---|---|
| Profit for the period attributable to shareholders................................. | 3,280 | 3,540 | 1,452 |
| Unrealised surplus on revaluation of investment properties: |  |  |  |
| – subsidiaries........................................... | - | – | (18) |
| – associates............................................. | - | – | (5) |
| Unrealised surplus on revaluation of land and buildings (excluding investment properties): |  |  |  |
| – subsidiaries........................................... | - | – | (227) |
| Exchange and other movements .............. | 2,432 | (2,190) | 948 |
| Total recognised gains and losses for the period..................................................... | 5,712 | 1,350 | 2,150 |
| Prior period adjustment (as explained in Note 1)................................................... | 409 |  |  |
| Total gains and losses since last annual report..................................................... | 6,121 |  |  |

### Reconciliation of movements in consolidated shareholders' funds for the half-year to 30 June 2002

|  | Half-year to 30 June 2002 US$m | Half-year to 30 June 2001 * US$m | Half-year to 31 December 2001 * US$m |
|---|---|---|---|
| Profit for the period attributable to shareholders.......................................... | 3,280 | 3,540 | 1,452 |
| Dividends.................................................. | (1,929) | (1,764) | (2,703) |
|  | 1,351 | 1,776 | (1,251) |
| Other recognised gains and losses relating to the period .......................................... | 2,432 | (2,190) | 698 |
| New share capital subscribed, net of costs | 182 | 19 | 93 |
| Reserve in respect of obligations under CCF share options ................................. | (31) | (7) | (9) |
| Amounts arising on shares issued in lieu of dividends............................................... | 856 | 737 | 129 |
| Net addition to shareholders' funds.......... | 4,790 | 335 | (340) |
| Shareholders' funds at beginning of period (originally US$45,979 million before adding prior period adjustment of US$409 million) .................................. | 46,388 | 46,393 | 46,728 |
| Shareholders' funds at end of period ........ | 51,178 | 46,728 | 46,388 |

\* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

## Consolidated cash flow statement for the half-year to 30 June 2002

| | Note | Half-year to 30 June 2002 US$m | Half-year to 30 June 2001 US$m | Half-year to 31 December 2001 US$m |
|---|---|---|---|---|
| Net cash inflow from operating activities | 18 | 12,948 | 5,261 | 7,654 |
| Dividends received from associated undertakings | | 66 | 76 | 37 |
| **Returns on investments and servicing of finance:** | | | | |
| Interest paid on finance leases and similar hire purchase contracts | | (14) | (12) | (15) |
| Interest paid on subordinated loan capital | | (364) | (525) | (591) |
| Dividends paid to minority interests: | | | | |
| – equity | | (284) | (274) | (198) |
| – non-equity | | (20) | (209) | (390) |
| **Net cash (outflow) from returns on investments and servicing of finance** | | (682) | (1,020) | (1,194) |
| **Taxation paid** | | (523) | (954) | (1,152) |
| **Capital expenditure and financial investments:** | | | | |
| Purchase of investment securities | | (66,893) | (79,212) | (69,614) |
| Proceeds from sale and maturities of investment securities | | 62,767 | 81,918 | 63,443 |
| Purchase of tangible fixed assets | | (756) | (809) | (1,064) |
| Proceeds from sale of tangible fixed assets | | 123 | 235 | 322 |
| **Net cash (outflow)/inflow from capital expenditure and financial investments** | | (4,759) | 2,132 | (6,913) |
| **Acquisitions and disposals:** | | | | |
| Net cash inflow/(outflow) from acquisition of and increase in stake in subsidiary undertakings | | 20 | (72) | (762) |
| Net cash inflow/(outflow) from disposal of subsidiary undertakings | | - | 28 | (2) |
| Purchase of interest in associated undertakings and other participating interests | | (26) | (101) | (53) |
| Proceeds from disposal of associated undertakings and other participating interests | | 356 | 70 | 9 |
| **Net cash inflow/(outflow) from acquisitions and disposals** | | 350 | (75) | (808) |
| **Equity dividends paid** | | (1,844) | (1,890) | (1,638) |
| **Net cash inflow/(outflow) before financing** | | 5,556 | 3,530 | (4,014) |
| **Financing:** | | | | |
| Issue of ordinary share capital | | 182 | 19 | 93 |
| Redemption of preference share capital | | (50) | – | (825) |
| Subordinated loan capital issued | | 630 | 251 | 205 |
| Subordinated loan capital repaid | | (637) | (583) | (382) |
| **Net cash inflow/(outflow) from financing** | | 125 | (313) | (909) |
| **Increase/(decrease) in cash** | | 5,681 | 3,217 | (4,923) |

# Notes on the Financial Statements

## 1   Accounting Policies

The accounting policies adopted are consistent with those described in the *Annual Report and Accounts 2001* except as noted below.

HSBC has adopted the provisions of the UK Financial Reporting Standard ('FRS') FRS 19 'Deferred Tax' with effect from 1 January 2002. This has required a change in the method of accounting for deferred tax. Deferred tax is now recognised in full, subject to recoverability of deferred tax assets. Previously, deferred tax assets and liabilities were recognised only to the extent they were expected to crystallise. As deferred tax liabilities have generally been fully provided, the main impact of the change in method for HSBC has been the recognition of deferred tax assets previously not recognised.

The change in accounting policy has been reflected by way of a prior period adjustment. The comparative figures have been restated as follows:

**Consolidated profit and loss account – tax on profit on ordinary activities**

| *Figures in US$m* | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|
| Under previous policy | (1,229) | (345) |
| Adoption of FRS 19 | (130) | (284) |
| Under new policy | (1,359) | (629) |

The effect on the results for the current period of the adoption of FRS 19 is immaterial.

**Consolidated balance sheet**

| *Figures in US$m* | Intangible fixed assets | Other assets | Provisions for liabilities and charges – deferred tax | Minority interests – equity | Reserves |
|---|---|---|---|---|---|
| **At 30 June 2001** | | | | | |
| Under previous policy | 13,926 | 36,404 | 1,161 | 2,281 | 41,368 |
| Adoption of FRS 19 | (17) | 368 | (353) | 11 | 693 |
| Under new policy | 13,909 | 36,772 | 808 | 2,292 | 42,061 |
| | | | | | |
| **At 31 December 2001** | | | | | |
| Under previous policy | 14,581 | 38,247 | 1,109 | 2,199 | 41,301 |
| Adoption of FRS 19 | (17) | 385 | (52) | 11 | 409 |
| Under new policy | 14,564 | 38,632 | 1,057 | 2,210 | 41,710 |

The increase in HSBC's tax charge for 2001 as restated can be explained as follows:

- reversal of benefit taken in 2001 under SSAP 15 in respect of deferred tax assets attributable under FRS 19 to prior periods;
- reversal of a benefit taken in 2001 under SSAP 15 in respect of the release of a provision for additional UK tax on remittances from overseas, such provision not being permissable under FRS 19; and
- establishment of a provision required under FRS 19 in respect of a possible claw-back of capital allowances.

The accounts have been prepared in accordance with the Statements of Recommended Accounting Practice ('SORPs') issued jointly by the British Bankers' Association ('BBA') and Irish Bankers' Federation ('IBF') and with the SORP 'Accounting issues in the asset finance and leasing industry' issued by the Finance & Leasing Association ('FLA').

000065

## 2 Dividend

The Directors have declared a first interim dividend for 2002 of US$0.205 per ordinary share, an increase of 8 per cent. The dividend will be payable on 9 October 2002 to shareholders on the Register at the close of business on 23 August 2002. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 1 October 2002, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 5 September 2002, and elections will be required to be made by 26 September 2002.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 1 October 2002 and paid on 9 October 2002 through CCF, HSBC's paying agent.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be paid in cash in US dollars on 9 October 2002 or invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings' shares will be quoted ex-dividend in London and in Hong Kong on 21 August 2002 and in Paris on 26 August 2002. The ADSs will be quoted ex-dividend in New York on 21 August 2002.

## 3 Earnings and dividend per share

| Figures in US$ | Half-year to 30 June 2002 | Half-year to 30 June 2001 * | Half-year to 31 December 2001 * |
|---|---|---|---|
| Basic earnings per share | 0.35 | 0.38 | 0.16 |
| Diluted earnings per share | 0.35 | 0.38 | 0.16 |
| Dividend per share | 0.205 | 0.19 | 0.29 |

\* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Basic earnings per ordinary share was calculated by dividing the earnings of US$3,280 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 9,298 million (first half of 2001: earnings of US$3,540 million and 9,210 million shares; second half of 2001: earnings of US$1,452 million and 9,264 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 9,404 million (first half of 2001: 9,319 million shares; second half of 2001: 9,353 million shares).

## Notes on the Financial Statements (continued)

### 4 Bad and doubtful debts

| Figures in US$m | Half-year to 30 June 2002 | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|---|
| **Profit and loss account charge** | | | |
| Loans and advances to customers: | | | |
| – specific charge: | | | |
| new provisions | **1,406** | 1,126 | 1,544 |
| releases and recoveries | **(568)** | (676) | (530) |
| | **838** | 450 | 1,014 |
| – net general (release)/charge: | | | |
| additional provision (utilisation)/charge against Argentine | | | |
| exposures | **(114)** | – | 600 |
| other | **(9)** | (9) | (18) |
| | **(123)** | (9) | 582 |
| Customer bad and doubtful debt charge | **715** | 441 | 1,596 |
| Total bad and doubtful debt charge | **715** | 441 | 1,596 |

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| **Total outstanding provisions** | | | |
| Loans and advances to customers: | | | |
| – specific provisions | **5,467** | 5,775 | 5,500 |
| – general provisions | **2,287** | 2,048 | 2,661 |
| | **7,754** | 7,823 | 8,161 |
| Loans and advances to banks: | | | |
| – specific provisions | **23** | 22 | 22 |
| Total provisions | **7,777** | 7,845 | 8,183 |
| Interest in suspense | **777** | 1,012 | 861 |

### 5 Loss from foreign currency redenomination in Argentina

The losses in the first half of 2002 related to payments made to certain customers who had obtained court orders requiring HSBC to repay their deposits historically denominated in US dollars at current market rates rather than the pesification rate specified by the Argentine Government. The loss of US$520 million in the second half of 2001 arose on the redenomination by the Argentine Government of certain in-country US dollar assets and liabilities into pesos at various mandatory but different rates of exchange.

## 6 Taxation

| Figures in US$m | Half-year to 30 June 2002 | Half-year to 30 June 2001* | Half-year to 31 December 2001* |
|---|---|---|---|
| UK corporation tax charge | 322 | 400 | 16 |
| Overseas taxation | 736 | 879 | 691 |
| Joint ventures | (6) | (7) | (6) |
| Associates | 19 | 15 | 11 |
| Current taxation | 1,071 | 1,287 | 712 |
| Deferred taxation | 244 | 72 | (83) |
| Total charge for taxation | 1,315 | 1,359 | 629 |
| Effective tax rate (per cent) | 26.0 | 25.0 | 24.5 |

*   Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2002 (2001: 30 per cent). Overseas tax included Hong Kong profits tax of US$253 million (first half 2001: US$224 million; second half 2001: US$204 million) provided at the rate of 16.0 per cent (2001: 16.0 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2002, there were in total potential future tax benefits of approximately US$842 million (30 June 2001: US$457 million; 31 December 2001: US$887 million) in respect of trading losses, expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses, against which a 100 per cent valuation allowance has been taken, as recoverability of these assets is currently considered remote. Should circumstances change then the treatment of these assets would be reviewed.

The charge for taxation for the current year is based on the adoption of FRS 19. The comparative figures have been adjusted to reflect the impact of the adoption of FRS 19. This adjustment resulted in an increase in the tax charge of US$130 million for the first half of 2001and US$284 million in the second half of 2001.

*Analysis of overall tax charge:*

| Figures in US$m | Half-year to 30 June 2002 | Half-year to 30 June 2001* | Half-year to 31 December 2001* |
|---|---|---|---|
| Taxation at UK corporate tax rate of 30.0% | 1,517 | 1,631 | 769 |
| Impact of differently taxed overseas profits in principal locations | (241) | (306) | (310) |
| Tax free gains | (48) | (92) | (10) |
| Argentine losses | 18 | – | 336 |
| Goodwill amortisation | 128 | 131 | 132 |
| Prior period adjustments | (7) | (10) | (157) |
| Other items | (52) | 5 | (131) |
| Timing differences impact on current tax | (244) | (72) | 83 |
| Current tax charge | 1,071 | 1,287 | 712 |
| Deferred tax charge | 244 | 72 | (83) |
| Overall tax charge | 1,315 | 1,359 | 629 |

*   Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

## Notes on the Financial Statements (continued)

### 7 Debt securities

| Figures in US$m | At 30 June 2002 | | At 30 June 2001 | | At 31 December 2001 | |
|---|---|---|---|---|---|---|
| | Book value | Market valuation | Book value | Market valuation | Book value | Market valuation |
| **Issued by public bodies** | | | | | | |
| Investment securities | | | | | | |
| – government securities and US government agencies | 39,466 | 39,961 | 37,645 | 38,023 | 39,943 | 40,470 |
| – other public sector securities | 4,621 | 4,766 | 3,822 | 3,917 | 4,908 | 5,014 |
| | 44,087 | 44,727 | 41,467 | 41,940 | 44,851 | 45,484 |
| Other securities | | | | | | |
| – government securities and US government agencies | 32,534 | | 26,580 | | 27,366 | |
| – other public sector securities | 1,310 | | 1,219 | | 1,091 | |
| | 77,931 | | 69,266 | | 73,308 | |
| **Issued by other bodies** | | | | | | |
| Investment securities | | | | | | |
| – bank and building society certificates of deposit | 7,125 | 7,135 | 6,869 | 6,952 | 6,782 | 6,800 |
| – other debt securities | 47,474 | 47,841 | 35,736 | 35,909 | 41,633 | 42,030 |
| | 54,599 | 54,976 | 42,605 | 42,861 | 48,415 | 48,830 |
| Other securities | | | | | | |
| – bank and building society certificates of deposit | 10,755 | | 11,976 | | 10,893 | |
| – other debt securities | 29,507 | | 25,199 | | 27,963 | |
| | 94,861 | | 79,780 | | 87,271 | |
| | 172,792 | | 149,046 | | 160,579 | |

| Figures in US$m | At 30 June 2002 | | At 30 June 2001 | | At 31 December 2001 | |
|---|---|---|---|---|---|---|
| | Book value | Market valuation | Book value | Market valuation | Book value | Market valuation |
| Investment securities | | | | | | |
| – listed on a recognised UK exchange | 16,653 | 16,825 | 12,285 | 12,340 | 13,769 | 13,877 |
| – listed in Hong Kong | 1,245 | 1,313 | 717 | 750 | 915 | 959 |
| – listed elsewhere | 46,803 | 47,300 | 40,767 | 41,142 | 45,750 | 46,327 |
| – unlisted | 33,985 | 34,265 | 30,303 | 30,569 | 32,832 | 33,151 |
| | 98,686 | 99,703 | 84,072 | 84,801 | 93,266 | 94,314 |
| Other securities | | | | | | |
| – listed on a recognised UK exchange | 7,625 | | 6,296 | | 6,525 | |
| – listed in Hong Kong | 2,037 | | 2,001 | | 1,828 | |
| – listed elsewhere | 41,497 | | 33,931 | | 35,597 | |
| – unlisted | 22,947 | | 22,746 | | 23,363 | |
| | 172,792 | | 149,046 | | 160,579 | |

000069

The maturities of debt securities are analysed as follows:

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Investment securities | | | |
| – 1 year or less | 27,788 | 24,771 | 20,970 |
| – 5 years or less but over 1 year | 44,871 | 35,566 | 44,164 |
| – Over 5 years | 26,027 | 23,735 | 28,132 |
| | 98,686 | 84,072 | 93,266 |
| Other securities | | | |
| – 1 year or less | 21,902 | 22,072 | 22,833 |
| – 5 years or less but over 1 year | 30,351 | 27,526 | 28,711 |
| – Over 5 years | 21,853 | 15,376 | 15,769 |
| | 74,106 | 64,974 | 67,313 |

## 8 Equity shares

| | At 30 June 2002 | | At 30 June 2001 | | At 31 December 2001 | |
|---|---|---|---|---|---|---|
| Figures in US$m | Book value | Market valuation | Book value | Market valuation | Book value | Market valuation |
| Investment securities | | | | | | |
| – listed on a recognised UK exchange | 604 | 592 | 706 | 759 | 695 | 688 |
| – listed in Hong Kong | 243 | 483 | 250 | 619 | 245 | 564 |
| – listed elsewhere | 1,441 | 1,566 | 1,118 | 1,347 | 1,389 | 1,436 |
| – unlisted | 2,392 | 2,559 | 2,397 | 2,497 | 2,426 | 2,606 |
| | 4,680 | 5,200 | 4,471 | 5,222 | 4,755 | 5,294 |
| Other securities | | | | | | |
| – listed on a recognised UK exchange | 525 | | 870 | | 713 | |
| – listed in Hong Kong | 92 | | 108 | | 74 | |
| – listed elsewhere | 3,300 | | 2,097 | | 2,405 | |
| – unlisted | 113 | | 110 | | 110 | |
| | 8,710 | | 7,656 | | 8,057 | |

## 9 Loans and advances to customers

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Remaining maturity: | | | |
| – repayable on demand or at short notice | 48,777 | 47,526 | 51,980 |
| – 3 months or less but not repayable on demand or at short notice | 83,255 | 66,604 | 61,851 |
| – 1 year or less but over 3 months | 37,225 | 36,719 | 37,886 |
| – 5 years or less but over 1 year | 88,924 | 77,488 | 82,811 |
| – over 5 years | 91,630 | 78,957 | 82,282 |
| General and specific bad and doubtful debt provisions (Note 4) | (7,754) | (7,823) | (8,161) |
| | 342,057 | 299,471 | 308,649 |

Loans and advances to customers include balances which have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5 'Reporting the substance of transactions'. At 30 June 2002, US$1,723 million of non-recourse finance had been netted against customer loans of US$1,967 million in the balance sheet (at 30 June 2001, non-recourse finance US$1,607 million, customer loans US$1,807 million; at 31 December 2001, non-recourse finance US$1,659 million, customer loans US$1,865 million).

## Notes on the Financial Statements (continued)

### 10 Deposits by banks

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Repayable on demand | 21,589 | 18,988 | 18,132 |
| With agreed maturity dates or periods of notice, by remaining maturity: | | | |
| – 3 months or less but not repayable on demand | 32,869 | 36,552 | 27,845 |
| – 1 year or less but over 3 months | 4,406 | 6,791 | 5,234 |
| – 5 years or less but over 1 year | 1,487 | 1,436 | 1,808 |
| – over 5 years | 1,104 | 546 | 621 |
| | 61,455 | 64,313 | 53,640 |

### 11 Customer accounts

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Repayable on demand | 237,462 | 187,118 | 209,634 |
| With agreed maturity dates or periods of notice, by remaining maturity: | | | |
| – 3 months or less but not repayable on demand | 199,369 | 215,536 | 205,231 |
| – 1 year or less but over 3 months | 23,847 | 30,187 | 26,591 |
| – 5 years or less but over 1 year | 8,785 | 7,839 | 7,519 |
| – over 5 years | 1,315 | 1,148 | 1,016 |
| | 470,778 | 441,828 | 449,991 |

### 12 Debt securities in issue

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Bonds and medium-term notes, by remaining maturity: | | | |
| – within 1 year | 3,239 | 2,651 | 2,351 |
| – between 1 and 2 years | 665 | 2,732 | 2,179 |
| – between 2 and 5 years | 3,979 | 1,610 | 2,511 |
| – over 5 years | 756 | 1,462 | 740 |
| | 8,639 | 8,455 | 7,781 |
| Other debt securities in issue, by remaining maturity: | | | |
| – 3 months or less | 10,143 | 8,926 | 10,437 |
| – 1 year or less but over 3 months | 3,592 | 3,108 | 3,103 |
| – 5 years or less but over 1 year | 5,443 | 4,501 | 4,810 |
| – over 5 years | 866 | 972 | 967 |
| | 28,683 | 25,962 | 27,098 |

## 13 Liabilities

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Customer accounts include: | | | |
| – repos | 10,306 | 11,698 | 9,769 |
| – settlement accounts | 16,906 | 16,739 | 13,803 |
| | | | |
| Deposits by banks include: | | | |
| – repos | 8,359 | 6,505 | 7,113 |
| – settlement accounts | 9,767 | 9,307 | 3,517 |

## 14 Subordinated liabilities

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Dated subordinated loan capital which is repayable: | | | |
| – within 1 year | 1,651 | 596 | 1,393 |
| – between 1 and 2 years | 652 | 1,573 | 950 |
| – between 2 and 5 years | 2,056 | 2,294 | 2,165 |
| – over 5 years | 7,840 | 7,530 | 7,493 |
| | 12,199 | 11,993 | 12,001 |

## 15 Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:

| Figures in US$m | Amount of liability secured | | |
|---|---|---|---|
| | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
| Deposits by banks | 1,386 | 1,324 | 290 |
| Customer accounts | 5,510 | 6,878 | 5,371 |
| Debt securities in issue | 1,718 | 2,043 | 1,692 |
| Other liabilities | 3,619 | 3,259 | 3,175 |
| | 12,233 | 13,504 | 10,528 |

The amount of assets pledged to secure these amounts was US$40,845 million (31 December 2001: US$32,757 million; 30 June 2001: US$34,015 million). This is mainly made up of items included in 'Debt securities' and 'Treasury bills and other eligible bills' of US$36,253 million (31 December 2001: US$30,682 million; 30 June 2001: US$29,291 million).

## Notes on the Financial Statements (continued)

### 16 Called up share capital

| Figures in US$m | Half-year to 30 June 2002 | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|---|
| At beginning of period | 4,678 | 4,634 | 4,667 |
| Shares issued to QUEST | - | - | 2 |
| Shares issued under other option schemes | 9 | 2 | 3 |
| Shares issued in lieu of dividends | 38 | 31 | 6 |
| At end of period | 4,725 | 4,667 | 4,678 |

### 17 Reserves

| Figures in US$m | Half-year to 30 June 2002 | Half-year to 30 June 2001* | Half-year to 31 December 2001* |
|---|---|---|---|
| At beginning of period | 41,710 | 41,759 | 42,061 |
| Retained profit/(loss) for the half-year | 1,351 | 1,776 | (1,251) |
| Premium arising on new shares issued, net of costs | - | - | 37 |
| Share options | 173 | 17 | 51 |
| Reserve in respect of obligations under CCF share options | (31) | (7) | (9) |
| Arising on shares issued in lieu of dividends | 856 | 737 | 129 |
| Unrealised deficit on revaluation of investment properties: | | | |
| – subsidiaries | - | - | (18) |
| – associates | - | - | (5) |
| Unrealised surplus on revaluation of land and buildings (excluding investment properties) | - | - | (227) |
| Capitalisation of share premium account on scrip dividend issue and associated costs | (38) | (31) | (6) |
| Exchange and other movements | 2,432 | (2,190) | 948 |
| At end of period | 46,453 | 42,061 | 41,710 |

\*   Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

The reserves of HSBC include property revaluation reserves amounting to US$2,292 million (31 December 2001: US$2,271 million; 30 June 2001: US$2,561 million).

## 18 Reconciliation of operating profit to net cash flow from operating activities

| Figures in US$m | Half-year to 30 June 2002 | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|---|
| Operating profit | 4,659 | 4,715 | 2,438 |
| Change in prepayments and accrued income | 156 | 626 | (174) |
| Change in accruals and deferred income | 447 | (2,372) | 165 |
| Interest on finance leases and similar hire purchase contracts | 15 | 14 | 13 |
| Interest on subordinated loan capital | 445 | 581 | 493 |
| Depreciation and amortisation | 941 | 955 | 978 |
| Amortisation of discounts and premiums | 9 | (511) | (129) |
| Provisions for bad and doubtful debts | 715 | 441 | 1,596 |
| Loans written off net of recoveries | (888) | (618) | (1,275) |
| Provisions for liabilities and charges | 462 | 320 | 909 |
| Provisions utilised | (948) | (307) | (235) |
| Amounts written off fixed asset investments | 139 | 53 | 72 |
| **Net cash inflow from trading activities** | **6,152** | 3,897 | 4,851 |
| Change in items in the course of collection from other banks | (119) | (740) | 1,749 |
| Change in treasury bills and other eligible bills | 460 | 34 | 2,166 |
| Change in loans and advances to banks | 11,320 | 8,257 | 11,344 |
| Change in loans and advances to customers | (32,940) | (7,617) | (8,455) |
| Change in other securities | (7,523) | (17,769) | (2,538) |
| Change in other assets | (5,947) | (419) | (1,437) |
| Change in deposits by banks | 7,806 | 2,358 | (10,904) |
| Change in customer accounts | 20,505 | 13,111 | 6,688 |
| Change in items in the course of transmission to other banks | 314 | 1,301 | (2,128) |
| Change in debt securities in issue | 1,585 | (2,339) | 902 |
| Change in other liabilities | 14,092 | 2,135 | 7,044 |
| Elimination of exchange differences* | (2,757) | 3,052 | (1,628) |
| **Net cash inflow from operating activities** | **12,948** | 5,261 | 7,654 |

\* *Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.*

## Notes on the Financial Statements (continued)

### 19 Financial instruments, contingent liabilities and commitments

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| **Contract amounts** | | | |
| Contingent liabilities | | | |
| Acceptances and endorsements | 4,191 | 3,698 | 4,219 |
| Guarantees and assets pledged as collateral security | 45,181 | 37,934 | 39,817 |
| Other | 14 | 11 | 9 |
| | 49,386 | 41,643 | 44,045 |
| Commitments | | | |
| Documentary credits and short-term trade-related transactions | 6,403 | 6,275 | 5,580 |
| Forward asset purchases and forward forward deposits placed | 238 | 586 | 1,669 |
| Undrawn note issuing and revolving underwriting facilities | 288 | 259 | 381 |
| Undrawn formal standby facilities, credit lines and other commitments to lend: | | | |
| over 1 year | 38,900 | 36,369 | 35,156 |
| 1 year and under | 159,915 | 139,264 | 155,673 |
| | 205,744 | 182,753 | 198,459 |

The table above gives the nominal principal amounts of third party off-balance-sheet transactions.

For contingent liabilities and commitments, the contract amount represents the amount at risk should the contract be fully drawn upon and the client default. The total of the contract amounts is not representative of future liquidity requirements.

The following table summarises the contract amount of third party and internal derivatives held for trading purposes by product type.

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Exchange rate | 933,843 | 923,684 | 856,411 |
| Interest rate | 1,697,203 | 1,386,945 | 1,509,810 |
| Equities | 49,332 | 40,454 | 40,260 |

The following table summarises the contract amount of third party and internal derivatives held for risk management purposes by product type.

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| Exchange rate | 78,628 | 65,876 | 66,384 |
| Interest rate | 235,930 | 151,262 | 182,285 |
| Equities | 551 | 848 | 630 |

For exchange rate, interest rate and equities contracts, the notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

The increase in the nominal value of exchange rate and interest rate contracts since 31 December 2001 reflects growth in business volumes and other market movements.

## 20 Off-balance-sheet risk-weighted and replacement cost amounts

| Figures in US$m | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| **Risk-weighted amounts** | | | |
| Contingent liabilities | **30,486** | 27,403 | 27,501 |
| Commitments | **19,877** | 18,435 | 17,528 |
| **Replacement cost amounts** | | | |
| Exchange rate | **17,556** | 12,779 | 10,988 |
| Interest rate | **16,301** | 10,403 | 14,508 |
| Equities | **1,712** | 1,604 | 1,506 |
| Benefit of netting | **(16,130)** | (9,691) | (11,156) |
| | **19,439** | 15,095 | 15,846 |

The replacement amounts are stated after deducting cash collateral meeting the offset criteria of FRS 5 as follows:

| | | | |
|---|---|---|---|
| Offset against assets | **610** | 105 | 367 |

Risk-weighted amounts are assessed in accordance with the Financial Services Authority's guidelines which implement the Basel agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

Replacement cost of contracts represents the mark-to-market on all third party contracts with a positive value, i.e, an asset to HSBC. Replacement cost is, therefore, a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally and is the sum of the positive mark-to-market value and an estimate for the future fluctuation risk, using a future risk factor.

## 21 Market risk management

HSBC's market risk management process is discussed in the 'Financial Review' section on pages 51 and 52 from the paragraph under the heading 'Market risk management' to the paragraph ended 'impact of extreme events on the market risk exposures of HSBC'.

Trading VAR for HSBC at 30 June 2002 was US$83.9 million, compared with US$122.0 million at 31 December 2001.

| | At 30 June 2002 | Minimum during the first half 2002 | Maximum during the first half 2002 | Average for the first half 2002 | At 31 December 2001 |
|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m |
| Total trading activities | 83.9 | 76.4 | 130.0 | 100.1 | 122.0 |
| Foreign exchange trading positions | 16.7 | 11.5 | 36.8 | 21.2 | 13.3 |
| Interest rate trading positions | 66.0 | 60.3 | 120.9 | 88.2 | 111.7 |
| Equities trading positions | 40.6 | 25.7 | 40.6 | 33.4 | 45.5 |

## Notes on the Financial Statements (continued)

### 22 Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation. There remain certain proceedings relating to the 'Princeton Note Matter' that are described below.

In relation to the Princeton Note Matter, as disclosed in the Annual Report and Accounts 2001, HSBC USA Inc has settled civil law suits brought by 51 of the 53 Japanese plaintiffs. It has also resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totalling approximately US$125 million, are not included in the settlement and their civil suits will continue. The US Government excluded one of them from the restitution order because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with Republic New York Securities Corporation as calculated by the US Government.

As previously reported, there is pending a purported class action entitled Ravens v. Republic New York Corporation, et al., that was filed in the United States District Court for the Eastern District of Pennsylvania on 7 October 1999 on behalf of former shareholders of Republic New York Corporation ('Republic') who acquired their common stock between 10 May 1999 (when signing of the merger agreement between Republic and HSBC was announced) and 15 September 1999. On 16 October 2000 an amended complaint in the Ravens action was filed, alleging that the defendants violated the federal securities laws in the merger transaction between Republic and HSBC by failing to disclose facts relating to potential liabilities with respect to the Princeton Note Matter. The amended complaint seeks unspecified damages on behalf of the class. On 16 January 2001, defendants filed a motion to dismiss the Ravens action. On 24 April 2002, the court denied in part HSBC USA Inc's motion to dismiss. HSBC USA Inc intends to defend vigorously against these claims.

### 23 Interim Report and statutory accounts

The information in this *Interim Report* is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (the Act). The Interim Report 2002 was approved by the Board of Directors on 5 August 2002. The statutory accounts for the year ended 31 December 2001 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

### 24 Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK generally accepted accounting principles ('GAAP') which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC:

**UK GAAP**

**US GAAP**

*Leasing*

Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.

Unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but no account is taken of the tax flows generated by the lease.

Leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.

Leases are classified as capital leases when any of the criteria outlined under Statement of Financial Accounting Standards ('SFAS') No. 13 'Accounting for Leases' are met.

## UK GAAP

*Shareholders' interest in the long-term assurance fund*
The shareholders' interest in the in-force life assurance
and fund pensions policies of the long-term assurance
fund is valued at the net present value of the profits
inherent in such policies. This value includes a prudent
valuation of the discounted future earnings expected to
emerge from business currently in force, taking into
account factors such as recent experience and general
economic conditions, together with the surplus retained
in the long-term assurance funds. These are determined
annually in consultation with independent actuaries and
are included in 'Other assets'.

*Pension costs*
Pension costs, based on actuarial assumptions and
methods, are charged so as to allocate the cost of
providing benefits over the average remaining service
lives of employees.

*Share compensation schemes*
For executive share option schemes, such options are
granted at fair value and no compensation costs are
recognised under the 'intrinsic value method'. For
Save-As-You-Earn schemes, employees are granted
shares at a 20 per cent discount to fair value at the date
of grant. No compensation cost is recognised for such
awards.

For longer term and other restricted share award
schemes, the fair value of the shares awarded is
charged to compensation cost over the period in respect
of which performance conditions apply. To the extent
the award is adjusted by virtue of performance
conditions being met or not, the compensation cost is
adjusted in line with this.

*Costs of software for internal use*
HSBC generally expenses costs of software developed
for internal use. If it can be demonstrated that
conditions for capitalisation are met under FRS 10
'Goodwill and intangible assets' or FRS 15 'Tangible
fixed assets', the software should be capitalised and
amortised over its useful life.

Website design and content development costs should
be capitalised only to the extent that they lead to the
creation of a enduring asset delivering benefits at least
as great as the amount capitalised.

## US GAAP

The net present value of these profits is not
recognised. An adjustment is made to amortise
acquisition costs and fees in accordance with SFAS
No. 97 'Accounting and Reporting by Insurance
Enterprises for Certain Long-Duration Contracts and
for Realized Gains and Losses from the Sale of
Investments'.

SFAS No. 87 'Employers' Accounting for Pensions'
prescribes a similar method of actuarial valuation but
requires assets to be assessed at fair value and the
assessment of liabilities to be based on current
settlement rates. Certain variations from regular cost
are allocated in equal amounts over the average
remaining service lives of current employees.

SFAS No. 123 'Accounting for Stock Based
Compensation' encourages a fair value based method
of accounting for stock-based compensation plans.
Under the fair value method, compensation cost is
measured at the date of grant based on the value of the
award and is recognised over the service period, which
is usually the vesting period.

The American Institute of Certified Public
Accountants' ('AICPA') Statement of Position ('SOP')
98-1 'Accounting for the costs of computer software
developed or obtained for internal use' was issued in
March 1998, to be effective for fiscal years beginning
after 15 December 1998. It requires that all costs
incurred in the preliminary project and post
implementation stages of internal software
development be expensed. Costs incurred in the
application development stage must be capitalised and
amortised over the estimated useful life.

## Notes on the Financial Statements (continued)

### UK GAAP

*Goodwill*

For acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition.

In 1998, HSBC adopted FRS 10. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. FRS 10 allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, HSBC elected not to reinstate such goodwill. HSBC considered whether reinstatement would materially assist the understanding of readers of its accounts who were already familiar with UK GAAP and decided that it would not.

Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value.

At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC's share of total net assets of the undertaking in the calculation of the gain on disposal of the undertaking.

*Property*

HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on cost or the revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.

*Investment securities*

Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Where dated investment securities are purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from date of purchase to date of maturity and included in 'interest income'. Any

### US GAAP

SFAS No. 142 'Goodwill and Other Intangible Assets' requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test.

US GAAP does not permit revaluations of property although it requires recognition of asset impairment. Any realised surplus or deficit is therefore reflected in income on disposal of the property.

Depreciation is charged on all properties based on cost.

Under SFAS No. 115 'Accounting for Certain Investments in Debt and Equity Securities' all debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading. Held-to-maturity debt securities are measured at amortised cost.

Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of

## UK GAAP

profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investment securities'.

Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as 'Dealing profits'.

*Accruals accounted derivatives*

Non-trading derivatives are those which are held for hedging purposes as part of HSBC's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to

## US GAAP

shareholders' funds. Where an available-for-sale security experiences other than temporary decline in fair value below cost this decline is treated as a realised loss and included in earnings. This lower fair value is then treated as the cost basis for the security. Trading securities are measured at fair value with unrealised holding gains and losses included in earnings. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders' funds.

SFAS No. 133 'Accounting for Derivative Instruments and for Hedging Activities' requires that all derivatives be recognised as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below:

- For a derivative designated as hedging the exposures to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged.

- For a derivative designated as hedging the exposure to variable cash flows of a recognised asset or liability, or of a forecasted transaction, the derivatives gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion is reported in earnings immediately.

- For net investment hedges in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income, together with the associated loss or gain on the hedge item. The ineffective portion is reported in earnings immediately.

- For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

## Notes on the Financial Statements (continued)

### UK GAAP

earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated the qualifying derivative is immediately marked-to-market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within 'Dealing profits'.

*Own shares held*
UK GAAP allows for the inclusion of own shares held within equity shares.

*Dividends payable*
Dividends declared after the period end are recorded in the period to which they relate.

*Deferred taxation*
Deferred tax is generally provided in the accounts for all timing differences, subject to recoverability of deferred tax assets.

*Sale and repurchase transactions ('repos') and reverse repos*
Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within 'Deposits by banks' or 'Customer accounts' and reverse repos are included within 'Loans and advances to banks' or 'Loans and advances to customers'.

*Acceptances*
Acceptances outstanding are not included in the consolidated balance sheet.

### US GAAP

AICPA Accounting Research Bulletin 51 'Consolidated Financial Statements' requires a reduction in shareholders' equity for own shares held.

Dividends are recorded in the period in which they are declared.

As provided by SFAS No. 109 'Accounting for Income Taxes', deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised.

Under SFAS No. 140 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities', repos and reverse repos transacted under agreements that give the transferee the right by contract or customer to sell or repledge the collateral give rise to the following adjustments and disclosures. For repos, where the transferee has the right to sell or repledge the collateral, the transferor would report the securities separately in the Financial Statements from other securities not so encumbered. For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee should not recognise the pledged asset but should disclose the fair value of the collateral and, if the transferee sells collateral pledged to it, the proceeds from the sale and the transferee's obligation to return the collateral should be recognised.

Acceptances outstanding and the matching customer liabilities are included in the consolidated balance sheet.

| | UK GAAP | US GAAP |
|---|---|---|

*Profit and loss presentation*
The following items are separately disclosed in the profit and loss account:

| | |
|---|---|
| Provisions for contingent liabilities and commitments. | Classified as 'Operating expenses'. |
| Amounts written off fixed asset investments. | Deducted within 'Other operating income'. |
| Gains on disposal of investments and tangible fixed assets. | Classified as 'Other operating income'. |

The following tables summarise the significant adjustments to consolidated net income and shareholders' equity which would result from the application of US GAAP:

| | Half-year to 30 June 2002 | | Half-year to 30 June 2001* | | Half-year to 31 December 2001 * | |
|---|---|---|---|---|---|---|
| **NET INCOME** | US$m | US$m | US$m | US$m | US$m | US$m |
| Attributable profit of HSBC (UK GAAP) | | 3,280 | | 3,540 | | 1,452 |
| Lease financing | | (35) | | (22) | | (18) |
| Debt swaps | | - | | 4 | | – |
| Shareholders' interest in long-term assurance fund | | (60) | | (60) | | (92) |
| Pension costs | | (104) | | (52) | | 26 |
| Stock-based compensation | | (127) | | (148) | | (168) |
| Goodwill | | 399 | | (156) | | (353) |
| Internal software costs | | 80 | | 183 | | 81 |
| Revaluation of property | | 30 | | 16 | | 33 |
| Purchase accounting adjustments | | (41) | | (38) | | (11) |
| Accruals accounted derivatives | | (406) | | (212) | | 492 |
| Permanent diminution in value of available-for-sale securities | | (51) | | - | | - |
| Foreign exchange differences on available-for-sale securities | | (1,744) | | 317 | | (5) |
| Foreign exchange losses on Argentine funding | | (450) | | - | | - |
| Taxation: US GAAP | (3) | | 21 | | 167 | |
| : on reconciling items | 611 | | 118 | | (240) | |
| | | 608 | | 139 | | (73) |
| Minority interest in reconciling items | | 77 | | 31 | | 5 |
| Estimated net income (US GAAP) | | **1,456** | | **3,542** | | 1,369 |
| **Per share amounts (US GAAP)** | | | | | | |
| Basic earnings per ordinary share | | 0.16 | | 0.38 | | 0.15 |
| Diluted earnings per ordinary share | | 0.15 | | 0.38 | | 0.15 |

\* Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

8000082

## Notes on the Financial Statements (continued)

| | At 30 June 2002 | | At 30 June 2001* | | At 31 December 2001 * | |
|---|---|---|---|---|---|---|
| SHAREHOLDERS' EQUITY | US$m | US$m | US$m | US$m | US$m | US$m |
| Shareholders' funds (UK GAAP) | | 51,178 | | 46,728 | | 46,388 |
| Lease financing | | (353) | | (273) | | (300) |
| Shareholders' interest in long-term assurance fund | | (897) | | (687) | | (798) |
| Pension costs | | (1,335) | | (1,119) | | (1,157) |
| Goodwill | | 2,262 | | 2,294 | | 1,961 |
| Internal software costs | | 672 | | 481 | | 570 |
| Revaluation of property | | (2,700) | | (2,994) | | (2,681) |
| Purchase accounting adjustments | | 112 | | 160 | | 104 |
| Accruals accounted derivatives | | 51 | | (96) | | 419 |
| Fair value adjustment for available-for-sale securities | | 1,216 | | 1,254 | | 1,342 |
| Own shares held | | (567) | | (640) | | (608) |
| Dividend payable | | 1,929 | | 1,764 | | 2,700 |
| Taxation: US GAAP | 133 | | (32) | | 173 | |
| : on reconciling items | 261 | | 144 | | (37) | |
| | | 394 | | 112 | | 136 |
| Minority interest in reconciling items | | 342 | | 331 | | 368 |
| Estimated shareholders' equity (US GAAP) | | 52,304 | | 47,315 | | 48,444 |

\* Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.

| | Half-year to 30 June 2002 | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|---|
| Movement in Shareholders' Equity (US GAAP) | US$m | US$m | US$m |
| Balance brought forward | 48,444 | 48,072 | 47,315 |
| Estimated net income | 1,456 | 3,542 | 1,369 |
| Dividends | (2,700) | (2,627) | (1,767) |
| Foreign exchange gains on available-for-sale securities | 1,744 | (317) | 5 |
| Stock based compensation | 127 | 148 | 168 |
| Accruals accounted derivatives | 38 | - | 23 |
| Change in fair value of available-for-sale securities | (75) | (62) | 88 |
| Foreign exchange movements on Argentine overseas funding | 450 | - | - |
| Deferred tax on US GAAP adjustments | (365) | 54 | 25 |
| Amounts arising on shares issued in lieu of dividends | 856 | 737 | 129 |
| New share capital subscribed net of costs | 182 | 19 | 93 |
| Other foreign exchange movements and other items | 2,147 | (2,251) | 996 |
| Balance carried forward | 52,304 | 47,315 | 48,444 |

## TOTAL ASSETS

Total assets at 30 June 2002, incorporating adjustments arising from the application of US GAAP, are estimated to be US$747,501 million (30 June 2001: US$693,065 million; 31 December 2001: US$698,312 million).

### Goodwill and Other Intangible Assets – Adoption of Statement 142

On 1 July 2001 HSBC adopted the transitional provisions of SFAS 142 'Goodwill and Other Intangible Assets', which required goodwill acquired after 30 June 2001 to be capitalised but not amortised, and to be subject to annual impairment testing.

At 1 January 2002 HSBC adopted the remaining provisions of SFAS 142, which require that all goodwill acquired up to 30 June 2001 should cease to be amortised but instead be subject to annual impairment testing at the reporting unit level.

As at 1 January 2002 HSBC determined its 'reporting units' for the purpose of goodwill impairment testing. A reporting unit is a component of an operating segment, with distinct economic characteristics, for which discrete financial information is produced and the operating results of which are regularly reviewed by segmental management. All goodwill held by HSBC at 1 January 2002 was attributed to a reporting unit.

HSBC has completed the initial phase of its

transitional impairment test on adoption of SFAS 142. No impairment charges were recorded as a result of this test.

The following table presents reported net income for comparative periods reconciled to net income adjusted to comply with the provisions of SFAS 142:

|  | Half-year to 30 June 2002 | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|---|
| Net income: | | | |
| Reported net income | 1,456 | 3,542 | 1,369 |
| add back: goodwill amortisation | - | 561 | 755 |
| Adjusted net income | 1,456 | 4,103 | 2,124 |
| | | | |
| Basic earnings per share: | | | |
| Reported net income | 0.16 | 0.38 | 0.15 |
| add back: goodwill amortisation | - | 0.07 | 0.08 |
| Adjusted net income | 0.16 | 0.45 | 0.23 |
| | | | |
| Diluted earnings per share: | | | |
| Reported net income | 0.15 | 0.38 | 0.15 |
| add back: goodwill amortisation | - | 0.07 | 0.08 |
| Adjusted net income | 0.15 | 0.45 | 0.23 |

**Foreign Exchange Differences on Investment Securities**

Within individual legal entities HSBC holds securities in a number of different currencies which are classified as available for sale. For example within the Private Bank in Switzerland which has the US dollar as its reporting currency the Group holds Euro-denominated bonds which are funded also in Euros and Swiss Franc securities funded in Swiss Francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under UK GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange dealing profits where they offset. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments is taken directly to reserves whereas the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises where foreign

currency exposure on foreign currency assets is covered using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements.

The result of this is that for the first half of 2002 HSBC's US GAAP profits are reduced by some US$1.7bn compared to our UK profits. However, future periods will report an increase in US GAAP profits. There is no difference in shareholders' equity between UK GAAP and US GAAP as a result of this item.

**Foreign Exchange Losses on Argentine Funding**

The mandatory and asymmetrical conversion of onshore US dollar denominated assets and liabilities in Argentina ("pesification") caused significant erosion of the capital base of HSBC Argentina, in part because of the asymmetry of the conversion and in part through the creation of a structural foreign exchange mismatch to the extent of residual external US dollar liabilities which were no longer matched with US dollar assets. HSBC recognised these losses through its income statement in 2001; these amounted to US$520 million.

Following pesification, HSBC Argentina's balance sheet primarily reflected Argentine peso assets more than fully funded by Argentine peso liabilities and this represents HSBC's ongoing business in Argentina. On top of this HSBC Argentina had residual external US dollar liabilities which essentially represented a portion of the loss recognised in 2001.

Under UK GAAP these US dollar liabilities, as they are no longer funding the ongoing business, are treated as a separate operation with the US dollar as the unit of account. To date, these liabilities have been settled as they fall due by the Group outside Argentina. As HSBC prepares its accounts in US dollars no further translation effect arises.

Under US GAAP this accounting treatment is not possible and the US dollar liabilities are treated as part of the Argentine operation which accounts in Argentine pesos. As a result, as the Argentine peso has weakened, the US dollar denominated liabilities generate a substantial loss in Argentine pesos which is reflected in US GAAP income. However, as HSBC accounts in US dollars and economically there is no change in the amount of US dollars owing an exactly offsetting gain is reflected in the US GAAP accounts in reserves.

# Independent review report by KPMG Audit Plc to HSBC Holdings plc

## Introduction

We have been instructed by HSBC Holdings plc to review the financial information set out on pages 58 to 81 and we have read the other information contained in the *Interim Report* and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

## Directors' responsibilities

The *Interim Report*, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

## Review work performed

We conducted our review in accordance with the guidance contained in *Bulletin 1999/4: Review of interim financial information* issued by the Auditing Practices Board and with standards established by the American Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards in the United Kingdom and the United States (the objective of which is the expression of an opinion regarding the financial statements taken as a whole) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

## United Kingdom review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

## United States review conclusion

Based on our review, we are not aware of any material modifications that should be made to the financial information referred to above for them to be in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States as discussed in Note 24.

KPMG Audit Plc
Chartered Accountants
London

5 August 2002

## Additional Information

### 1   Directors' interests

According to the registers of Directors' interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 29 of the Securities (Disclosure of Interests) Ordinance, the Directors of HSBC Holdings at 30 June 2002 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC:

| | At 1 January 2002 | At 30 June 2002 | | | | |
|---|---|---|---|---|---|---|
| | | Personal | Family | Corporate | Other | Total |
| *HSBC Holdings ordinary shares of US$0.50* | | | | | | |
| Sir John Bond[1] | 273,841 | 270,843 | 3,236 | - | - | 274,079 |
| R K F Ch'ien | 23,671 | 24,273 | - | - | - | 24,273 |
| C F W de Croisset[1] | 34,170 | 35,040 | - | - | - | 35,040 |
| W R P Dalton[1] | 21,484 | 22,108 | - | - | - | 22,108 |
| Baroness Dunn | 131,477 | 110,211 | - | - | 24,000[2] | 134,211 |
| D G Eldon[1] | 13,419 | 12,592 | 848 | - | - | 13,440 |
| D J Flint[1] | 30,173 | 31,015 | 1,752 | - | - | 32,767 |
| W K L Fung | 328,000 | 328,000 | - | - | - | 328,000 |
| S K Green[1] | 127,804 | 159,146 | 14,086 | - | - | 173,232 |
| A W Jebson[1] | 20,859 | 44,463 | - | - | - | 44,463 |
| Sir John Kemp-Welch | 331,800 | 25,000 | - | - | 381,800[2] | 406,800 |
| Lord Marshall | 7,261 | 7,446 | - | - | - | 7,446 |
| Sir Brian Moffat | 5,289 | 5,640 | - | - | - | 5,640 |
| Sir Mark Moody-Stuart | 5,840 | 5,000 | 840 | - | - | 5,840 |
| H Sohmen | 2,815,144 | - | 382,138 | 2,504,636[3] | - | 2,886,774 |
| Sir Keith Whitson[1] | 121,484 | 101,562 | 20,000 | - | - | 121,562 |

| *HSBC Holdings 11.69 per cent subordinated bonds 2002 of £1[4]* | | | | | | |
|---|---|---|---|---|---|---|
| Sir John Bond | 500,000 | 500,000 | - | - | - | 500,000 |
| A W Jebson | 100,000 | 100,000 | - | - | - | 100,000 |
| Lord Marshall | 975 | 975 | - | - | - | 975 |

1   *Details of additional interests in HSBC Holdings ordinary shares of US$0.50 each under the share option plans and Restricted Share Plan are set out below.*
2   *Non-beneficial.*
3   *Interests held by private investment companies.*
4   *Redeemed on 31 July 2002.*

Sir John Bond has a personal interest in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the period.

D G Eldon has a personal interest in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the period.

S K Green has a personal interest in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the period.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, in US$3,000,000 of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, Series 1 and in US$2,900,000 of HSBC Finance Nederland BV 7.40 per cent securities 2003, which he held throughout the period.

As Directors of CCF S.A., C F W de Croisset, W R P Dalton and S K Green each have a personal interest in one share of €5 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and undertaken, on cessation of this directorship, to transfer these shares to HSBC.

## Additional Information (continued)

### Share options

At 30 June 2002, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans since 2001 are exercisable at a 20 per cent discount to the market value at the date of award and those awarded before 2001 at a 15 per cent discount. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 30 June 2002 was £7.545. The highest and lowest market values during the period were £8.66 and £7.40. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

| | Options held at 1 January 2002 | Options awarded during period | Options exercised during period | Options held at 30 June 2002 | Exercise price in £ | Date of award | Exercisable from[1] | Exercisable until |
|---|---|---|---|---|---|---|---|---|
| Sir John Bond | 75,000 | - | - | 75,000[2] | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| | 2,798 | - | - | 2,798[3] | 6.0299 | 10 Apr 2000 | 1 Aug 2005 | 31 Jan 2006 |
| C F W de Croisset | 206,000 | - | - | 206,000[4] | 8.7120 | 23 Apr 2001 | 23 Apr 2004 | 23 Apr 2011 |
| | - | 206,000[4] | - | 206,000 | 8.4050 | 7 May 2002 | 7 May 2005 | 7 May 2012 |
| W R P Dalton | 22,704 | - | - | 22,704 | 2.4062 | 12 Oct 1993 | 12 Oct 1996 | 12 Oct 2003 |
| | 30,273 | - | - | 30,273 | 2.8376 | 8 Mar 1994 | 8 Mar 1997 | 8 Mar 2004 |
| | 36,000 | - | - | 36,000 | 2.1727 | 7 Mar 1995 | 7 Mar 1998 | 7 Mar 2005 |
| | 36,000 | - | - | 36,000[2] | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| | 2,798 | - | - | 2,798[3] | 6.0299 | 10 Apr 2000 | 1 Aug 2005 | 31 Jan 2006 |
| D G Eldon | 36,000 | - | - | 36,000 | 2.1727 | 7 Mar 1995 | 7 Mar 1998 | 7 Mar 2005 |
| | 40,500 | - | - | 40,500[2] | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| D J Flint | 27,000 | - | - | 27,000[2] | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| | 3,813 | - | - | 3,813[3] | 4.5206 | 9 Apr 1997 | 1 Aug 2002 | 31 Jan 2003 |
| | - | 2,617[3] | - | 2,617 | 6.3224 | 2 May 2002 | 1 Aug 2007 | 31 Jan 2008 |
| S K Green | 45,000[2] | - | 45,000[5] | - | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| | 2,498 | - | - | 2,498[3] | 6.7536 | 11 Apr 2001 | 1 Aug 2006 | 31 Jan 2007 |
| A W Jebson | 22,500[2] | - | 22,500[6] | - | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| | 1,434 | - | - | 1,434[3] | 6.7536 | 11 Apr 2001 | 1 Aug 2004 | 31 Jan 2005 |
| Sir Keith Whitson | 60,000 | - | - | 60,000[2] | 3.3334 | 1 Apr 1996 | 1 Apr 1999 | 1 Apr 2006 |
| | 2,798 | - | - | 2,798[3] | 6.0299 | 10 Apr 2000 | 1 Aug 2005 | 31 Jan 2006 |

1  May be advanced to an earlier date in certain circumstances, e.g. retirement.
2  The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.
3  Options awarded under the HSBC Holdings Savings-Related Share Option Plan.
4  Options awarded under the HSBC Holdings Group Share Option Plan.
5  At the date of exercise, 13 March 2002, the market value per share was £8.34.
6  At the date of exercise, 22 March 2002, the market value per share was £8.045.

300087

Upon acquisition of CCF in 2000, HSBC Holdings ordinary shares of US$0.50 each were purchased by the HSBC Holdings General Employee Benefit Trust. These shares may be exchanged for CCF shares upon the exercise of CCF employee share options in the same ratio as the Exchange Offer for CCF (13 HSBC Holdings ordinary shares of US$0.50 for each CCF share). As a potential beneficiary of the Trust, C F W de Croisset has a technical interest in all of the shares held by the Trust. At 30 June 2002, the Trust held 36,609,015 HSBC Holdings ordinary shares of US$0.50 each.

At 30 June 2002, C F W de Croisset held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings ordinary shares of US$0.50 each. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. There are no performance criteria conditional upon which the outstanding options are exercisable.

**CCF S.A. shares of €5 each**

| Options held at 1 January 2002 | Exercise price per share (€) | Options held at 30 June 2002 | Equivalent HSBC Holdings ordinary shares of US$0.50 each at 30 June 2002 | Date of award | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|
| 10,000 | 32.78 | 10,000 | 130,000 | 23 Jun 1994 | 23 Jun 1996 | 23 Jun 2004 |
| 30,000 | 34.00 | 30,000 | 390,000 | 22 Jun 1995 | 22 Jun 1997 | 22 Jun 2005 |
| 30,000 | 35.52 | 30,000 | 390,000 | 9 May 1996 | 9 May 1998 | 9 May 2006 |
| 30,000 | 37.05 | 30,000 | 390,000 | 7 May 1997 | 7 Jun 2000 | 7 May 2007 |
| 30,000 | 73.50 | 30,000 | 390,000 | 29 Apr 1998 | 7 Jun 2000 | 29 Apr 2008 |
| 28,000 | 81.71 | 28,000 | 364,000 | 7 Apr 1999 | 7 Jun 2000 | 7 Apr 2009 |
| 28,000 | 142.50 | 28,000[1] | 364,000 | 12 Apr 2000 | 1 Jan 2002 | 12 Apr 2010 |

1   *The exercise of this option was conditional upon continued employment with CCF until 1 January 2002 which has now been satisfied.*

No options over CCF shares of €5 each were awarded to or exercised by C F W de Croisset during the period.

## Additional Information (continued)

### Restricted Share Plan

*HSBC Holdings ordinary shares of US$0.50*

| | Awards held at 1 January 2002 | Awards made during period | Monetary value of awards made during period (£000) | Awards held at 30 June 2002[1] | Date of award | Year in which awards may vest |
|---|---|---|---|---|---|---|
| Sir John Bond............ | 28,501 | - | - | 29,226 | 2 Mar 1998 | 2003 |
| | 55,353 | 10,045[2] | 84 | 66,807 | 4 Mar 1999 | 2004 |
| | 81,791 | - | - | 83,872 | 10 Mar 2000 | 2005 |
| | 76,651 | - | - | 78,602 | 12 Mar 2001 | 2006 |
| | - | 114,779 | 950 | 117,700 | 8 Mar 2002 | 2007 |
| W R P Dalton............ | 19,003 | - | - | 19,487 | 2 Mar 1998 | 2003 |
| | 32,290 | 5,859[2] | 49 | 38,970 | 4 Mar 1999 | 2004 |
| | 37,178 | - | - | 38,124 | 10 Mar 2000 | 2005 |
| | 43,801 | - | - | 44,916 | 12 Mar 2001 | 2006 |
| | - | 72,492 | 600 | 74,337 | 8 Mar 2002 | 2007 |
| D G Eldon.................. | 22,799 | - | - | 23,379 | 2 Mar 1998 | 2003 |
| | 32,290 | 5,859[2] | 49 | 38,970 | 4 Mar 1999 | 2004 |
| | 37,178 | - | - | 38,124 | 10 Mar 2000 | 2005 |
| | 7,079 | - | - | 7,259[3] | 3 Apr 2000 | 2003 |
| | 43,801 | - | - | 44,916 | 12 Mar 2001 | 2006 |
| | 6,454 | - | - | 6,618[4] | 30 Apr 2001 | 2004 |
| | - | 48,328 | 400 | 49,558 | 8 Mar 2002 | 2007 |
| | - | 9,176 | 75 | 9,176[5] | 15 May 2002 | 2005 |
| D J Flint .................... | 19,003 | - | - | 19,487 | 2 Mar 1998 | 2003 |
| | 32,290 | 5,859[2] | 49 | 38,970 | 4 Mar 1999 | 2004 |
| | 33,460 | - | - | 34,311 | 10 Mar 2000 | 2005 |
| | 54,751 | - | - | 56,145 | 12 Mar 2001 | 2006 |
| | - | 72,492 | 600 | 74,337 | 8 Mar 2002 | 2007 |
| S K Green.................. | 22,799 | - | - | 23,379 | 2 Mar 1998 | 2003 |
| | 32,290 | 5,859[2] | 49 | 38,970 | 4 Mar 1999 | 2004 |
| | 37,178 | - | - | 38,124 | 10 Mar 2000 | 2005 |
| | 76,651 | - | - | 78,602 | 12 Mar 2001 | 2006 |
| | - | 90,615 | 750 | 92,921 | 8 Mar 2002 | 2007 |
| A W Jebson................ | 9,502 | - | - | 9,743 | 2 Mar 1998 | 2003 |
| | 27,677 | 5,022[2] | 42 | 33,403 | 4 Mar 1999 | 2004 |
| | 29,742 | - | - | 30,499 | 10 Mar 2000 | 2005 |
| | 65,701 | - | - | 67,373 | 12 Mar 2001 | 2006 |
| | - | 84,574 | 700 | 86,727 | 8 Mar 2002 | 2007 |
| Sir Keith Whitson ...... | 22,799 | - | - | 23,379 | 2 Mar 1998 | 2003 |
| | 46,128 | 8,371[2] | 70 | 55,672 | 4 Mar 1999 | 2004 |
| | 52,049 | - | - | 53,373 | 10 Mar 2000 | 2005 |
| | 60,226 | - | - | 61,759 | 12 Mar 2001 | 2006 |
| | - | 90,615 | 750 | 92,921 | 8 Mar 2002 | 2007 |

*Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the 'Report of the Directors' in the 1998, 1999, 2000 and 2001 Annual Report and Accounts being satisfied.*

1  *Includes additional shares arising from scrip dividends.*
2  *As set out in the Annual Report and Accounts 1999, the 1999 Restricted Share Plan awards were subject to performance conditions. Based on the performance over the three-year period to 31 December 2001, an additional award of 20 per cent of the initial performance share award was made on 7 May 2002.*
3  *50 per cent of D G Eldon's 1999 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*
4  *50 per cent of D G Eldon's 2000 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*
5  *50 per cent of D G Eldon's 2001 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*

000089

Save as stated above, none of the Directors had an interest in any shares or debentures of any HSBC company at the beginning or at the end of the period and none of the Directors, or members of their immediate families, was awarded or exercised any right to subscribe for any shares or debentures during the period. No options held by Directors lapsed during the period.

Subsequent to the end of the period, the personal interests of each of Sir John Bond, W R P Dalton, D J Flint, S K Green and Sir Keith Whitson increased following the acquisition by Computershare Trustees Limited of 35 HSBC Holdings ordinary shares of US$0.50 each through contributions to the HSBC Holdings UK Share Ownership Plan. The beneficial interests of Sir John Bond, A W Jebson and Lord Marshall reduced following the redemption of the HSBC Holdings 11.69 per cent subordinated bonds 2002 of £1 on 31 July 2002. The automatic reinvestment of tax credits by a Personal Equity Plan and Individual Savings Account manager has resulted in the personal interests of Sir John Bond increasing by 13 HSBC Holdings ordinary shares of US$0.50 each and his family interests increasing by 10 HSBC Holdings ordinary shares of US$0.50 each. The automatic reinvestment of tax credits by a Personal Equity Plan and Individual Savings Account manager also resulted in the personal interests of D J Flint increasing by 10 HSBC Holdings ordinary shares of US$0.50 each and his family interests increasing by three HSBC Holdings ordinary shares of US$0.50 each

## 2 Employee share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as "continuous contracts" for the purposes of the Hong Kong Employment Ordinance. The options are granted at nil consideration unless otherwise indicated. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. Particulars of options held by Directors of HSBC Holdings are set out on pages 84 and 85.

### All-Employee share plans

### HSBC Holdings Savings-Related Share Option Plan
*HSBC Holdings ordinary shares of US$0.50 each*

| Date of award | Exercise price (£) | Exercisable from[1] | Exercisable until[2] | Options at 1 January 2002 | Options awarded during period[3] | Options exercised during period[4] | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|---|---|
| 3 Apr 1996 | 3.0590 | 1 Aug 2001 | 31 Jan 2002 | 72,519 | - | 58,115 | 7,201 | 7,203 |
| 9 Apr 1997 | 4.5206 | 1 Aug 2002 | 31 Jan 2003 | 8,721,489 | - | 289,759 | 86,763 | 8,344,967 |
| 6 Apr 1998 | 5.2212 | 1 Aug 2003 | 31 Jan 2004 | 9,609,696 | - | 292,153 | 244,736 | 9,072,807 |
| 1 Apr 1999 | 5.3980 | 1 Aug 2004 | 31 Jan 2005 | 12,681,199 | - | 229,386 | 428,988 | 12,022,825 |
| 10 Apr 2000 | 6.0299 | 1 Aug 2005 | 31 Jan 2006 | 15,875,709 | - | 180,722 | 800,557 | 14,894,430 |
| 11 Apr 2001 | 6.7536 | 1 Aug 2004 | 31 Jan 2005 | 4,251,916 | - | 47,569 | 389,874 | 3,814,473 |
| 11 Apr 2001 | 6.7536 | 1 Aug 2006 | 31 Jan 2007 | 9,221,110 | - | 39,901 | 483,111 | 8,698,098 |
| 2 May 2002 | 6.3224 | 1 Aug 2005 | 31 Jan 2006 | - | 3,366,992 | - | 6,757 | 3,360,235 |
| 2 May 2002 | 6.3224 | 1 Aug 2007 | 31 Jan 2008 | - | 7,572,479 | - | 1,829 | 7,570,650 |

1   *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2   *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3   *The closing price per share on 1 May 2002 was £8.08.*
4   *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.25.*

## Additional Information (continued)

### HSBC Holdings Savings-Related Share Option Plan: Overseas Section

*HSBC Holdings ordinary shares of US$0.50 each*

| Date of award | Exercise price (£) | Exercisable from[1] | Exercisable until[2] | Options at 1 January 2002 | Options awarded during period[3] | Options exercised during period[4] | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|---|---|
| 3 Apr 1996 | 3.0590 | 1 Aug 2001 | 31 Jan 2002 | 45,483 | - | 39,750 | 5,733 | - |
| 9 Apr 1997 | 4.5206 | 1 Aug 2002 | 31 Jan 2003 | 5,696,106 | - | 143,247 | 78,696 | 5,474,163 |
| 6 Apr 1998 | 5.2212 | 1 Aug 2003 | 31 Jan 2004 | 3,393,848 | - | 42,143 | 68,569 | 3,283,136 |
| 1 Apr 1999 | 5.3980 | 1 Aug 2004 | 31 Jan 2005 | 12,870,183 | - | 93,702 | 418,776 | 12,357,705 |
| 10 Apr 2000 | 6.0299 | 1 Aug 2005 | 31 Jan 2006 | 27,773,999 | - | 119,629 | 1,405,756 | 26,248,614 |
| 11 Apr 2001 | 6.7536 | 1 Aug 2004 | 31 Jan 2005 | 10,805,468 | - | 20,794 | 608,026 | 10,176,648 |
| 11 Apr 2001 | 6.7536 | 1 Aug 2006 | 31 Jan 2007 | 3,317,457 | - | 3,100 | 180,584 | 3,133,773 |
| 2 May 2002 | 6.3224 | 1 Aug 2005 | 31 Jan 2006 | - | 6,427,955 | - | - | 6,427,955 |
| 2 May 2002 | 6.3224 | 1 Aug 2007 | 31 Jan 2008 | - | 2,460,611 | - | - | 2,460,611 |

1   May be advanced to an earlier date in certain circumstances, e.g. retirement.
2   May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3   The closing price per share on 1 May 2002 was £8.08.
4   The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.04.

### HSBC Holdings Savings-Related Share Option Scheme: USA Section

*HSBC Holdings ordinary shares of US$0.50 each*

| Date of award | Exercise price (£) | Exercisable from[1] | Exercisable until[2] | Options at 1 January 2002 | Options exercised during period[3] | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|---|
| 16 Aug 1996 | 3.2530 | 1 Jul 2001 | 31 Dec 2001 | 881,199 | - | 881,199 | - |
| 12 Aug 1997 | 6.5187 | 1 Jul 2002 | 31 Dec 2002 | 1,320,588 | 10,674 | - | 1,309,914 |
| 24 Aug 1998 | 3.7768 | 1 Jul 2003 | 31 Dec 2003 | 2,411,881 | 15,477 | - | 2,396,404 |
| 10 Aug 1999 | 6.3078 | 1 Jul 2004 | 31 Dec 2004 | 1,499,721 | 1,199 | - | 1,498,522 |

*No options were awarded during the period.*

1   May be advanced to an earlier date in certain circumstances, e.g. retirement.
2   May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3   The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.14.

000091

## Discretionary share incentive plans

## HSBC Holdings Executive Share Option Scheme

*HSBC Holdings ordinary shares of US$0.50 each*

| Date of award | Exercise price (£) | Exercisable from[1] | Exercisable until[2] | Options at 1 January 2002 | Options exercised during period[3] | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|---|
| 12 Oct 1993 | 2.4062 | 12 Oct 1996 | 12 Oct 2003 | 31,785 | 9,081 | - | 22,704 |
| 8 Mar 1994 | 2.8376 | 8 Mar 1997 | 8 Mar 2004 | 250,860 | 69,249 | - | 181,611 |
| 7 Mar 1995 | 2.1727 | 7 Mar 1998 | 7 Mar 2005 | 584,250 | 108,750 | - | 475,500 |
| 1 Apr 1996 | 3.3334 | 1 Apr 1999 | 1 Apr 2006 | 1,644,210 | 358,083 | - | 1,286,127 |
| 24 Mar 1997 | 5.0160 | 24 Mar 2000 | 24 Mar 2007 | 1,907,391 | 264,677 | - | 1,642,714 |
| 12 Aug 1997 | 7.7984 | 12 Aug 2000 | 12 Aug 2007 | 14,625 | - | - | 14,625 |
| 16 Mar 1998 | 6.2767 | 16 Mar 2001 | 16 Mar 2008 | 3,173,024 | 380,565 | - | 2,792,459 |
| 29 Mar 1999 | 6.3754 | 3 Apr 2002 | 29 Mar 2009 | 64,647,156 | 17,316,434 | 236,790 | 47,093,932 |
| 10 Aug 1999 | 7.4210 | 10 Aug 2002 | 10 Aug 2009 | 264,750 | 8,100 | - | 256,650 |
| 31 Aug 1999 | 7.8710 | 31 Aug 2002 | 31 Aug 2009 | 4,000 | - | - | 4,000 |
| 3 Apr 2000 | 7.4600 | 3 Apr 2003 | 3 Apr 2010 | 30,507,764 | 205,635 | 99,850 | 30,202,279 |

1  *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2  *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.*
3  *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.19.*

*The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.*

## HSBC Holdings Group Share Option Plan

*HSBC Holdings ordinary shares of US$0.50 each*

| Date of award | Exercise price (£) | Exercisable from | Exercisable until[1] | Options at 1 January 2002 | Options awarded during period[2] | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|---|---|
| 4 Oct 2000 | 9.6420 | 4 Oct 2003 | 4 Oct 2010 | 443,522 | - | - | 2,875 | 440,647 |
| 23 Apr 2001 | 8.7120 | 23 Apr 2004 | 23 Apr 2011 | 50,006,367 | - | - | 163,260 | 49,843,107 |
| 30 Aug 2001 | 8.2280 | 30 Aug 2004 | 30 Aug 2011 | 375,405 | - | - | 1,500 | 373,905 |
| 7 May 2002 | 8.4050 | 7 May 2005 | 7 May 2012 | - | 56,763,464 | - | 10,000 | 56,753,464 |

1  *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.*
2  *The closing price per share on 6 May 2002 was £8.37.*

## CCF S.A. and subsidiary company plans

When it was acquired in July 2000 CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. With the exception of the Banque Eurofin plan, under which further options can be granted, no further options will be granted under any of these subsidiary company plans.

Particulars of each grant of options under the CCF S.A. and Banque Eurofin plans are set out below, together with summary particulars of options outstanding under the other subsidiary company plans.

## Additional Information (continued)

### CCF S.A.
*shares of €5 each*

| Date of award | Exercise price (€) | Exercisable from | Exercisable until | Options at 1 January 2002 | Options exercised during period[1] | Options lapsed during period | Options at 30 June 2002[1] |
|---|---|---|---|---|---|---|---|
| 4 May 1993 | 33.69 | 4 May 1995 | 4 May 2003 | 100 | - | - | 100 |
| 23 Jun 1994 | 32.78 | 23 Jun 1996 | 23 Jun 2004 | 15,000 | 4,200 | - | 10,800 |
| 22 Jun 1995 | 34.00 | 22 Jun 1997 | 22 Jun 2005 | 58,300 | 400 | - | 57,900 |
| 9 May 1996 | 35.52 | 9 May 1998 | 9 May 2006 | 121,826 | 20,326 | - | 101,500 |
| 7 May 1997 | 37.05 | 7 Jun 2000 | 7 May 2007 | 554,000 | 136,720 | - | 417,280 |
| 29 Apr 1998 | 73.50 | 7 Jun 2000 | 29 Apr 2008 | 673,400 | - | - | 673,400 |
| 7 Apr 1999 | 81.71 | 7 Jun 2000 | 7 Apr 2009 | 794,700 | - | - | 794,700 |
| 12 Apr 2000 | 142.50 | 1 Jan 2002 | 12 Apr 2010 | 860,500 | - | 2,000 | 858,500 |

1  On exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each in the same ratio as for the acquisition of CCF (13 HSBC Holdings shares for each CCF share). At 30 June 2002 HSBC Holdings General Employee Benefit Trust held 36,609,015 HSBC Holdings ordinary shares of US$0.50 each which may be exchanged for CCF shares arising from the exercise of the options.

### Banque Eurofin
*shares of €16 each*

| Date of award | Exercise price (€) | Exercisable from | Exercisable until | Options at 1 January 2002 | Options awarded during period | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|---|---|
| 30 Nov 1998[1] | 25.92 | 30 Nov 2001 | 29 Nov 2003 | 7,200 | - | - | - | 7,200 |
| 21 Dec 1999 | 48.78 | 21 Dec 2000 | 21 Dec 2009 | 66,000 | - | - | - | 66,000 |
| 15 May 2001 | 93.60 | 15 May 2002 | 15 May 2011 | 60,000 | - | - | - | 60,000 |

1  Consideration of €1.52 per share paid on grant of options.

### Banque Chaix
*shares of €16 each*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 88.73 – 105.94 | 28 Oct 2001 – 7 Jun 2005 | 28 Jan 2003 – 7 Dec 2005 | 40,000 | - | - | 40,000 |

### Banque de Baecque Beau
*shares of no par value*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 32.88 – 61.66 | 17 Oct 2002 – 22 Dec 2003 | 17 Oct 2003 – 22 Dec 2005 | 40,000 | - | - | 40,000 |

### Banque de Savoie
*shares of €16 each*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 61.85 - 69.52 | 24 Dec 2003 – 14 Jun 2005 | 24 Jun 2004 - 14 Dec 2005 | 15,100 | - | - | 15,100 |

## Banque du Louvre
*shares of no par value*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 68.65 – 154.75 | 1 Jul 2000 – 7 Sep 2005 | 7 Oct 2007 – 31 Mar 2009 | 96,200 | - | - | 96,200 |

## Banque Dupuy de Parseval
*shares of €20 each*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 32.01 - 39.48 | 3 Mar 2002 - 8 Jun 2005 | 3 Jun 2002 - 8 Sept 2005 | 25,000 | 5,000[1] | - | 20,000 |

1    Exercise price €32.01 per share.

## CCF Banque Privée Internationale
*shares of no par value*

| Exercise price (€) | Exercisable from | Exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 116.93 | 9 March 2005 | 31 Dec 2010 | 18,000 | - | - | 18,000 |

## Crédit Commercial du Sud Ouest
*shares of €15.25 each*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 80.49 – 102.29 | 1 Oct 2001 - 7 Jun 2005 | 1 Apr 2002 - 7 Dec 2005 | 34,500 | 6,375[1] | - | 28,125 |

1    Exercise price €80.49 per share.

## Netvalor
*shares of €415 each*

| Exercise price (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 415 | 22 Dec 2004 –19 Dec 2005 | 22 Dec 2006 -19 Dec 2007 | 5,890 | - | - | 5,890 |

## Sinopia Asset Management
*shares of €0.5 each*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002[1] |
|---|---|---|---|---|---|---|
| 6.13 – 21.85 | 24 Jun 2002 – 18 Feb 2005 | 24 Dec 2002 – 18 Aug 2005 | 432,100 | - | 21,000 | 411,100 |

1    On exercise of the options, the Sinopia shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each in the ratio of 2.143 HSBC Holdings shares for each Sinopia share. At 30 June 2002 HSBC Holdings General Employee Benefit Trust held 880,988 HSBC Holdings ordinary shares of US$0.50 each which may be exchanged for Sinopia Asset Management shares arising from the exercise of the options.

## Additional Information (continued)

Union de Banques à Paris
*shares of €16 each*

| Range of exercise prices (€) | Range of dates exercisable from | Range of dates exercisable until | Options at 1 January 2002 | Options exercised during period | Options lapsed during period | Options at 30 June 2002 |
|---|---|---|---|---|---|---|
| 19.06 – 47.81 | 3 Jul 2002 – 12 Jul 2005 | 3 Jan 2003 – 12 Jan 2006 | 132,050 | - | - | 132,050 |

### 3  Exchange rates

The exchange rates used by HSBC for the purpose of consolidation of its results for the following currencies are:

| Period-end | At 30 June 2002 | At 30 June 2001 | At 31 December 2001 |
|---|---|---|---|
| HK$/US$ | 7.800 | 7.800 | 7.798 |
| £/US$ | 0.654 | 0.712 | 0.690 |
| €/US$ | 1.010 | 1.180 | 1.130 |
| BRL/US$ | 2.850 | 2.311 | 2.311 |

| Average | Half-year to 30 June 2002 | Half-year to 30 June 2001 | Half-year to 31 December 2001 |
|---|---|---|---|
| HK$/US$ | 7.799 | 7.800 | 7.800* |
| £/US$ | 0.693 | 0.694 | 0.696* |
| €/US$ | 1.115 | 1.114 | 1.120* |
| BRL/US$ | 2.439 | 2.150 | 2.559* |

\*  *Average for the second half of 2001.*

### 4  Segmental analysis

The allocation of earnings reflects the benefit of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures. Common costs are included in segments on the basis of the actual recharges made.

Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC's structure, the analysis of profits includes intra-HSBC items between geographical regions. The 'Rest of Asia-Pacific' geographical segment includes the Middle East, India and Australasia.

### 5  Substantial interests in share capital

No substantial interest, being 10 per cent or more, in the equity share capital is recorded in the register maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance.

### 6  Dealings in HSBC Holdings shares

Save for dealings by HSBC Investment Bank plc, trading as an intermediary in HSBC Holdings' shares in London, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2002.

On 31 July 2002, HSBC Holdings redeemed at par all of its £413,457,163 of 11.69 per cent subordinated bonds 2002.

### 7  Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 23 August 2002.

000095

Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 22 August 2002 in order to receive the dividend.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 23 August 2002 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Similarly, transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 23 August 2002 in order to receive the dividend.

## 8  Final results and second interim dividend for 2002

The results for the year to 31 December 2002 will be announced on Monday 3 March 2003. It is intended that any second interim dividend for 2002 that is announced on that date would be payable on 6 May 2003 to shareholders on the Register on 21 March 2003. HSBC's shares would be quoted ex-dividend in London and in Hong Kong on 19 March 2003 and in Paris on 24 March 2003. The American Depositary Shares would be quoted ex-dividend in New York on 19 March 2003.

## 9  Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2002 with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

There have been no material changes to the information disclosed in the *Annual Report and Accounts* 2001 in respect of the number and remuneration of employees, remuneration policies and share option plans.

## 10  Copies of the *Interim Report*

Further copies of the *Interim Report* may be obtained from Group Corporate Affairs, HSBC Holdings plc, 10 Lower Thames Street, London EC3R 6AE, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; or from Direction de la Communication, CCF, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC web site, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select 'Shareholder Information' and then 'Electronic Communications'. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

| *Principal Register* | *Hong Kong Overseas Branch Register* |
|---|---|
| Computershare Investor Services PLC | Computershare Hong Kong Investor Services Limited |
| PO Box 435 | Rooms 1901 – 1905 |
| Owen House | Hopewell Centre |
| 8 Bankhead Crossway North | 183 Queen's Road East |
| Edinburgh EH11 4BR | Hong Kong |
| United Kingdom | |

本年度中期業績報告及日後的相關文件均備有中譯本，請向您的股份登記處索取。香港登記冊的股東請聯絡香港中央證券登記有限公司（地址：香港皇后大道東 183 號合和中心 1901-1905 室）。主要登記冊的股東請洽 Computershare Investor Services PLC（地址見上文）。股東如收到本報告譯本，但不希望再收取此等譯本，均請聯絡適當的股份登記處。

**HSBC Holdings plc**
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888
Facsimile: 44 020 7992 4880
Web: www.hsbc.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC HOLDINGS PLC

By: _____

Name: D J Flint

Title:  Group Finance Director

Date:        5 August , 2002